    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 1998



                                                      REGISTRATION NO. 333-42213

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              NEWMARK HOMES CORP.
             (Exact Name of Registrant as Specified in Its Charter)

               NEVADA                                  1521                                76-0460831
    (State or Other Jurisdiction           (Primary Standard Industrial                 (I.R.S. Employer
  of Incorporation or Organization)         Classification Code Number)              Identification Number)
                                                              TERRY C. WHITE
                                                   CHIEF FINANCIAL OFFICER AND TREASURER
          1200 SOLDIERS FIELD DRIVE                      1200 SOLDIERS FIELD DRIVE
           SUGAR LAND, TEXAS 76459                        SUGAR LAND, TEXAS 76459
          TELEPHONE (281) 243-0100                       TELEPHONE (281) 243-0100
             FAX (281) 243-0771                             FAX (281) 243-0771
        (Address, Including Zip Code,               (Name, Address, Including Zip Code,
 and Telephone Number, Including Area Code,     and Telephone Number, Including Area Code,
of Registrant's Principal Executive Offices)               of Agent for Service)

                             ---------------------

                                   Copies to:

           NORMAN R. MILLER, ESQ.                          THOMAS P. MASON, ESQ.
         WOLIN, RIDLEY & MILLER LLP                       ANDREWS & KURTH L.L.P.
            3100 BANK ONE CENTER                         4200 TEXAS COMMERCE TOWER
              1717 MAIN STREET                             HOUSTON, TEXAS 77002
             DALLAS, TEXAS 75201                         TELEPHONE (713) 220-4368
          TELEPHONE (214) 939-4906                          FAX (713) 220-4285
             FAX (214) 939-4949

                             ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED JANUARY 28, 1998.


                                2,000,000 SHARES

                              NEWMARK HOMES CORP.

                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by the Company. Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share will be between $9.00 and $11.00. For information relating to the factors to be considered in determining the initial public offering price, see "Underwriting." The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "NHCH."



     Prior to this offering, the Company has operated as a wholly owned subsidiary of Pacific USA Holdings Corp. ("Pacific USA"), an indirect wholly owned subsidiary of Pacific Electric Wire & Cable Co., Ltd. ("Pacific Electric Wire & Cable"). Pacific Electric Wire & Cable is a limited company incorporated in Taiwan and whose shares are listed on the Taiwan Securities Exchange. Upon completion of this offering, Pacific USA will continue to own approximately 82.1% of the outstanding Common Stock of the Company.



     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


=============================================================================================================
                                                                  Underwriting
                                           Price to              Discounts and             Proceeds to
                                            Public              Commissions (1)            Company (2)
-------------------------------------------------------------------------------------------------------------
Per Share.........................            $                        $                        $
-------------------------------------------------------------------------------------------------------------
Total (3).........................            $                        $                        $
=============================================================================================================



(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."



(2) Before deducting estimated expenses of $600,000 payable by the Company.



(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to the Company will be $          , $          and
    $          , respectively.

                            ------------------------


     The shares of Common Stock are offered severally by the Underwriters named herein subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates representing the shares will be ready for delivery at the offices of Dain
Rauscher Incorporated, Minneapolis, Minnesota, on or about             , 1998.



DAIN RAUSCHER INCORPORATED                       LAIDLAW GLOBAL SECURITIES, INC.


               THE DATE OF THIS PROSPECTUS IS             , 1998.

                      [PHOTOS OF FINISHED HOME (EXTERIOR),
                          FINISHED HOME (INTERIOR) AND
                            HOME UNDER CONSTRUCTION]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise specified, the information in this Prospectus has been adjusted to reflect a 92-for-1 split of Common Stock to be paid as a dividend prior to the closing of this offering and assumes the Underwriters' over-allotment option is not exercised. Except as otherwise indicated, the information set forth herein does not give effect to the acquisition of Westbrooke (as defined) effective January 1, 1998. All references in this Prospectus to the "Company" include Newmark Homes Corp. and its subsidiaries (other than Westbrooke), unless the context otherwise requires.


                                  THE COMPANY

     The Company designs, builds and sells single-family homes in five major markets within the Southwest and Southeast, including Houston, Austin, Dallas/Fort Worth, Miami/Ft. Lauderdale and, most recently, Nashville, each of which has experienced population and job growth above the national average over the past several years. The Company operated in 47 subdivisions in these metropolitan areas, and had 452 homes under construction at September 30, 1997. In addition, as of September 30, 1997, the Company owns or has under option contract 2,199 lots available for future growth. The Company is also actively engaged in residential land acquisition and development, which enables it to provide lots for its homebuilding operations.

     The Company offers high-quality homes, designed principally for the "move-up" and relocation market segments under the Newmark name. Typically, Newmark homes range in size from 1,700 square feet to over 4,500 square feet and range in price from $120,000 to $350,000, with an average sales price of $205,000 for homes closed during the nine months ended September 30, 1997. The Company also offers custom homes under the Fedrick, Harris Estate Homes name that range in size from 3,500 square feet to over 7,000 square feet and range in price from $250,000 to $700,000, with an average sales price of $350,000 for homes closed during the nine months ended September 30, 1997. Revenues generated from sales of Fedrick, Harris Estate Homes were 14% and 18% of total homebuilding revenues for the nine months ended September 30, 1996 and 1997, respectively.

     The Company's production homebuilding operation is positioned to compete with high-volume builders by offering a broader selection of homes with more amenities and greater design flexibility than typically offered by volume builders. Newmark homes give the homebuyer the ability to select various design features in accordance with their personal preferences. Through a volume building approach, the Company's custom homes generally offer more value than those offered by local, lower-volume custom builders, primarily due to the Company's effective purchasing, construction and marketing programs. While most design modifications are significant to the homebuyer, they typically involve relatively minor adjustments that allow the Company to maintain construction efficiencies and result in greater profitability due to increased sales prices and margins. The Company believes that its ability to meet the design tastes of prospective homebuyers at competitive prices distinguishes itself from many of its competitors.

     The Company's subsidiary, Newmark Home Corporation ("Newmark"), was founded in 1983 in Houston, Texas. The Company achieved annual profitability from inception despite the adverse economic conditions that prevailed in Texas in the late 1980's and early 1990's. Seven of the Company's ten executive officers and key employees have worked together at the Company for more than ten years, and all of the Company's executive officers and key employees have worked together for more than four years. The Company has developed and implemented a balanced, disciplined approach to land purchases and home construction. This balanced approach has focused on purchasing, construction, marketing, market analysis, economic and financial forecasting, management information systems and accounting. The Company believes the experience of its executive officers and key employees and its disciplined approach to its business have been key factors in the Company's success.

STRATEGY


     The Company's objective is to provide its customers with homes that offer both quality and value, while seeking to maximize its return on invested capital. The key elements of this strategy include:



     - GROWTH MARKETS. The Company's primary markets have each experienced population and job growth in excess of the national average over the past several years. The Company believes that there are significant growth opportunities in these markets. The Company also continues to evaluate new markets that would satisfy the Company's profitability, investment return and other criteria.



     - SOPHISTICATED MARKETING. The Company employs sophisticated and comprehensive marketing programs, including telemarketing, an Internet web site and a virtual reality CD-ROM home tour. The Company executes its overall marketing strategy through advertising campaigns tailored to local markets, including coordination of realtor promotions, subdivision grand openings, showcase presentations for custom homes, the Company's newsletters, realtors' newsletters, product bulletins, billboards, local newspaper advertisements and other direct sales activities.



     - FOCUS ON RELOCATION MARKET. In markets with a significant number of relocation buyers, the Company aggressively competes with resales of existing homes, primarily by making available to potential buyers completed or nearly completed homes.



     - MANAGEMENT TRAINING. The Company aggressively recruits and hires new management trainees, typically with some construction experience, following graduation from college and trains these new hires for increasing levels of responsibility within the Company. Through continuous "on the job" experience and classroom training, these associates become knowledgeable, experienced candidates for middle management positions. The Company believes that one of its strengths is its depth of middle management.



     - DECENTRALIZED OPERATIONS WITH EXPERIENCED MANAGEMENT. The Company believes that the in-depth knowledge of its experienced management in local markets enables the Company to better serve its customers. Each of the Company's operating divisions focuses on a single market, and local management is responsible for preliminary site selection and negotiation of option contracts in accordance with Company policy.



     - CENTRALIZED PURCHASING. The Company utilizes centralized purchasing to leverage its purchasing power into volume discounts, a practice which reduces costs, ensures timely deliveries and reduces the risk of supply shortages due to allocations of materials. In addition, the Company has negotiated favorable price arrangements with several high quality national and regional suppliers.



     - COST MANAGEMENT. The Company controls its divisional overhead costs by centralizing administrative and accounting functions, eliminating the need for redundant functions at the city level, and by automating and integrating its information systems. The Company also controls costs through the efficient design of its homes and by obtaining favorable pricing, where possible, from subcontractors and other suppliers of goods and services.



     - LIMITED REAL ESTATE EXPOSURE. The Company seeks to maximize its return on capital and limit its exposure to changes in land valuation by obtaining options to purchase lots whenever feasible. The Company also seeks to limit its exposure to real estate inventory risks by (i) closely monitoring its unsold inventory of new homes and the stage of completion of homes under construction on an ongoing basis, (ii) centralizing control for the start of new homes and (iii) closely monitoring local job market and demographic trends, housing preferences and related economic developments. See "Business -- Strategy."



ACQUISITION OF WESTBROOKE



     Effective January 1, 1998, the Company acquired Westbrooke Communities, Inc. and its affiliated entities ("Westbrooke"). Westbrooke, founded in 1976, is a leading builder of single-family homes in the South Florida market. Westbrooke's homes are designed primarily to appeal to first time and move-up home buyers, with homes ranging in size from 1,300 square feet to over 3,500 square feet and ranging in price from $108,000 to $240,000, with an average sales price of $175,000 for the nine months ended September 30, 1997. Westbrooke operated in four subdivisions and had 304 homes under construction as of September 30, 1997. The Company expects the acquisition of Westbrooke to significantly enhance its competitive position in the South Florida area. See "Acquisition of Westbrooke."



                                  THE OFFERING


Common Stock offered by the
Company.............................     2,000,000 shares

Common Stock to be outstanding after
this offering.......................     11,200,000 shares


Use of Proceeds.....................     To fund the Company's planned growth in
                                         existing markets and to repay a portion
                                         of the indebtedness to be assumed in
                                         connection with the acquisition of
                                         Westbrooke. Pending new market
                                         expansion and residential land
                                         acquisition opportunities, a portion of
                                         the net proceeds will be used to repay
                                         a portion of the outstanding balances
                                         under the Company's construction credit
                                         facilities.


Proposed Nasdaq National Market
Symbol..............................     NHCH

                      SUMMARY FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                            YEAR ENDED DECEMBER 31,             NINE MONTHS ENDED SEPTEMBER 30,
                                   ------------------------------------------   -------------------------------
                                                                    PRO FORMA                         PRO FORMA
                                     1994     1995(1)      1996      1996(2)      1996       1997      1997(2)
                                   --------   --------   --------   ---------   --------   --------   ---------
STATEMENT OF OPERATIONS DATA:
  Revenues.......................  $108,630   $125,427   $191,998   $316,299    $139,727   $163,548   $228,391
  Gross profit...................    22,370     22,836     34,591     52,335      25,668     29,970     39,647
  Equity in earnings from
    unconsolidated
    subsidiaries.................        --      1,978        792        792         660        262        262
  Selling, general and
    administrative expenses......    12,928     16,572     22,976     30,975      17,282     19,121     24,807
  Depreciation and
    amortization.................       831      1,271      1,524      2,410       1,110      1,224      1,967
  Operating income...............     8,611      6,971     10,883     19,742       7,936      9,887     13,135
  Income before income taxes.....     8,189      6,246     10,496     18,701       7,658      8,783     11,267
  Net income.....................     4,984      3,769      6,332     11,419       4,706      5,417      6,957
  Net income per share...........  $   0.54   $   0.41   $   0.69   $   1.02    $   0.51   $   0.59   $   0.62
  Weighted average shares
    outstanding..................     9,200      9,200      9,200     11,200       9,200      9,200     11,200
OPERATING DATA:
  Units:
    New sales contracts, net.....       500        720        998      1,598         830        757      1,255
    Closings.....................       534        641        902      1,644         686        731      1,102
    Backlog at end of period.....        92        171        267        539         315        293        692
  Average sales price per
    closing......................  $    201   $    188   $    200   $    185    $    200   $    220   $    204
  Sales value of backlog at end
    of period....................  $ 18,579   $ 32,280   $ 50,657   $ 96,222    $ 58,023   $ 63,239   $132,976
  Gross profit as a percentage of
    revenues.....................      20.6%      18.2%      18.0%      16.6%       18.4%      18.3%      17.4%
  Selling, general and
    administrative expenses as a
    percentage of revenues.......      11.9%      13.2%      12.0%       9.8%       12.4%      11.7%      10.9%


                                                                  SEPTEMBER 30, 1997
                                                              --------------------------
                                                                            PRO FORMA
                                                               ACTUAL     AS ADJUSTED(2)
                                                              --------    --------------
BALANCE SHEET DATA:
  Inventories...............................................  $ 94,711       $147,153
  Total assets..............................................   132,755        201,252
  Total debt................................................    66,532         97,794
  Stockholders' equity......................................    46,580         74,397

---------------

(1) Reflects the operating data of Adler subsequent to the Company's acquisition of the homebuilding assets of The Adler Family Partnership on March 1, 1995.


(2) Gives effect to (i) the contribution of indebtedness ($9.8 million as of September 30, 1997) owed by the Company to Pacific USA to capital of the Company (the "Capital Contribution"), effective December 31, 1997, (ii) the acquisition of Westbrooke effective January 1, 1998 and (iii) the sale of the Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and Pro Forma Condensed Financial Statements included elsewhere in this Prospectus.

                                  RISK FACTORS

     Prospective investors should carefully consider the specific factors set forth below as well as the other information included elsewhere in this Prospectus before deciding to purchase the shares of Common Stock offered hereby. Except for historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such difference include those discussed below, as well as those discussed elsewhere herein.


     GENERAL REAL ESTATE, ECONOMIC AND OTHER CONDITIONS. The homebuilding industry is cyclical and is significantly affected by changes in general and local economic conditions, such as employment levels, interest rates, availability of financing for homebuyers, consumer confidence and housing demand. In addition, homebuilders are subject to various risks, including competitive overbuilding, availability and cost of lots, materials and labor, weather conditions, delays in construction schedules, cost overruns, changes in governmental regulation and increases in real estate taxes and other local government fees. In addition, to the extent that hurricanes, tornados, droughts, floods, brushfires or other natural disasters or similar events occur in any of the Company's markets, the homebuilding industry in general, and the Company's business in particular, may be adversely affected.



     VARIABILITY OF RESULTS. The Company historically has experienced, and in the future expects to continue to experience, variability in sales and net income on an annual and a quarterly basis. Factors expected to contribute to this variability include, among others: (i) the timing of home closings; (ii) the Company's ability to continue to acquire land and options thereon under acceptable terms; (iii) the timing of receipt of regulatory approvals for the construction of homes; (iv) the condition of the real estate market and general economic conditions in the Company's local markets; (v) the cyclical nature of the homebuilding industry; (vi) the prevailing interest rates and the availability of mortgage financing; (vii) pricing policies of the Company's competitors; (viii) the timing of the opening of new residential projects; (ix) weather; and (x) the cost and availability of materials and labor. The Company's historical financial performance is not necessarily a meaningful indicator of future results and, in particular, the Company expects its financial results to vary from project to project and from period to period. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Quarterly Results."



     DEPENDENCE ON TEXAS AND FLORIDA ECONOMIES AND HOUSING MARKETS. The Company presently conducts most of its business in Texas and Florida. Economic growth in Texas has increased considerably in the 1990's, compared to the late 1980's, a period characterized by a weak economy, excessive home inventories and low sale prices, while economic growth in Florida has generally been in excess of the national average over the last several years. A prolonged economic downturn in Texas or Florida would have a material adverse effect on the Company.



     CONCENTRATION OF OWNERSHIP. Following completion of this offering, Pacific USA will indirectly beneficially own approximately 82.1% of the outstanding Common Stock of the Company (80.0% if the Underwriters' over-allotment option is exercised in full). Accordingly, Pacific USA will be in a position to elect the Company's directors and officers, to control the policies and operations of the Company and to determine the outcome of corporate transactions or other matters submitted for shareholder approval, including mergers, consolidations, the sale of the Company's assets or a change in control of the Company. See "Security Ownership" and "Description of Capital Stock."



     ACCESS TO FINANCING. The homebuilding industry is capital intensive and requires expenditures for home construction and for land purchases and development. Accordingly, the Company has incurred substantial indebtedness to finance its homebuilding, land acquisition and development activities. The Company believes it will have adequate financial resources after this offering, including availability under its credit facilities, to meet its working capital, residential land acquisition and development needs under current market conditions. However, there can be no assurance that the amounts available from such sources will be sufficient. If the Company identifies significant new acquisition opportunities, or if the Company's operations do not generate sufficient cash from operations at levels currently anticipated, the Company may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financings or the issuance of debt or equity securities. The amount and types of indebtedness which the Company may incur are limited by the terms of its existing financing agreements. If the Company is not successful in obtaining sufficient capital to fund its planned expansion and other expenditures, new projects may be constrained. Any such delay or abandonment could result in a reduction in sales and may adversely affect the Company's future results of operations. Prior to this offering, the Company has been operated as an indirect wholly-owned subsidiary of Pacific USA and has obtained financing and loan guarantees from Pacific USA. Pacific USA will be under no obligation to provide such financing, in part, or guarantees to the Company in the future. Effective December 31, 1997, all outstanding indebtedness owed by the Company to Pacific USA was contributed to the Company's capital, and all currently outstanding loan guarantees provided by Pacific USA will continue in accordance with their terms.


     LAND POLICIES AND POSITION. Historically, the Company has made significant investments in land inventory and lot positions, primarily in the Miami/Ft. Lauderdale market, principally because land was not available on an option basis. Due to market conditions, the Company may not be able to obtain suitable land inventory or sufficient lot positions through the use of options. This may require the Company to make significant investments in land and lot positions that the Company may be required to hold as inventory for an extended period until economic conditions justify the development of such land and lot positions. Moreover, there can be no assurance that the Company will be successful in acquiring suitable land for development in additional markets. If the Company is unable to locate and acquire suitable land which it can profitably develop, its business, financial condition and results of operations could be materially and adversely affected.

     SPECULATIVE CONSTRUCTION. Since 1993, approximately 65% of the Company's homes were begun before a sales contract was executed and an earnest money deposit was received. Because interest and other expenses are capitalized during construction but expensed after completion, the Company begins to recognize significant interest and maintenance expense on unsold inventory. At September 30, 1997, the Company had 115 completed homes in inventory and 261 homes under construction without a sales contract. In the event there is a downturn in housing sales in the Company's markets, the Company's inventory of completed homes could increase, leading to additional financing costs and lower margins, which could have a material adverse effect on the Company's financial results.


     RISKS ASSOCIATED WITH ACQUISITIONS AND EXPANSION OF OPERATIONS. In connection with its acquisitions (including the acquisition of Westbrooke effective January 1, 1998) and new market expansion, the Company may face risks commonly encountered with growth through acquisitions and expansions. These risks include the incurrence of higher than anticipated capital expenditures and operating expenses, the adverse impact on the Company's ongoing business resulting from greater attention of management to the acquired businesses or new market operations, and difficulties encountered in integrating the operations and personnel of the acquired business. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered with acquisitions or expansions. To the extent the Company does not successfully avoid or overcome the risks or problems related to its acquisitions or expansions, the Company's results of operations and financial condition could be adversely affected.



     To the extent that the Company expands through start-up operations into new markets or through acquisition, it will need to employ or consult with personnel that are knowledgeable of such markets. In addition, the success of any particular acquisition (including the acquisition of Westbrooke) may be significantly dependent on retaining key members of the acquired company's existing management. There can be no assurance that the Company will be able to employ or retain the necessary personnel, that the Company will be able to successfully implement its disciplined management process and culture with local management or that the Company's expansion operations will be successful.



     COMPETITION. The homebuilding industry is highly competitive and fragmented. Homebuilders compete for desirable properties, financing, materials and skilled labor. The Company competes for residential sales with large homebuilding companies, some of which have greater financial resources than the Company, and smaller homebuilders, which may have lower administrative costs. The Company also competes for home sales with individual resales of existing homes and condominiums. There can be no assurance that the Company will be able to continue to compete successfully in any of its markets. The inability of the Company to continue to compete successfully in any of its markets could have a material adverse effect on the Company's business, financial condition or results of operations.



     INTEREST RATES; MORTGAGE FINANCING. Virtually all purchasers of the Company's homes finance their acquisitions through third-party lenders providing mortgage financing. In general, housing demand is adversely affected by increases in interest rates, decreasing availability of mortgage financing, increasing housing costs and unemployment. If mortgage interest rates increase and, as a result, the ability of prospective buyers to finance home purchases is adversely affected, the Company's operating results may be significantly negatively impacted. The Company's homebuilding activities are also dependent upon the availability and cost to home buyers of mortgage financing.


     GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS. The Company and its competitors are subject to various local and state statutes, ordinances, rules, and regulations concerning zoning, resource protection (protection of wetlands, woodlands and hillside areas), building design, construction and similar matters. The Company may also be subject to periodic delays in its homebuilding projects due to building moratoriums. Such moratoriums generally relate to insufficient water supplies, sewage facilities, delays in utility hook-ups, or inadequate road capacity within specific market areas or subdivisions. In addition, certain new development projects are subject to various assessments for schools, parks, streets and highways and other public improvements, the costs of which can be substantial. By raising the cost of the Company's homes to its customers, an increase in such assessments could have a negative impact on the Company's sales.

     Federal and state environmental laws and regulations also affect the Company and its competitors. The particular environmental laws which apply to any given homebuilding site vary according to the site's location, its environmental conditions and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause the Company to incur substantial compliance and other costs, and may prohibit or severely restrict homebuilding activity in environmentally sensitive markets.

     Furthermore, in projects in which the Company is developing land, it must obtain the approval of numerous governmental authorities regulating such matters as permitted land uses and levels of density and the installation of utility services such as electricity, water and waste disposal. The length of time necessary to obtain permits and approvals increases the carrying cost of unimproved property acquired for the purpose of development and construction. There can be no assurance that the time necessary to obtain permits and approvals will not increase in the future, or that, whether or not such time periods increase, governmental restrictions and approval processes will not materially increase the carrying cost of property held by the Company, which could have a material adverse effect on the Company's business, financial condition or results of operations.


     IMMEDIATE AND SUBSTANTIAL DILUTION. Investors participating in this offering will experience immediate and substantial dilution in net tangible book value per share. See "Dilution."



     MIAMI/FT. LAUDERDALE OPERATIONS. Certain insurance companies doing business in the Miami/ Ft. Lauderdale have restricted, curtailed or suspended the issuance of homeowners' insurance policies on single family and multi-family homes. This has had the effect of both reducing the availability of hurricane and other types of natural disaster insurance and, in general, increasing the cost of such insurance to prospective purchasers of homes in the Miami/Ft. Lauderdale metroplex. Mortgage financing for a new home is conditioned, among other things, on the availability of adequate homeowners' insurance. There can be no assurance that homeowners' insurance will be available or affordable to prospective purchasers of the Company's homes offered for sale in the Miami/Ft. Lauderdale market. Long-term restrictions on, or unavailability of, homeowners' insurance in the Miami/Ft. Lauderdale market could have an adverse effect on the homebuilding industry in that market in general, and on the Company's business within that market in particular. Additionally, the availability of permits for new homes in new and existing developments has been adversely affected by the significantly limited capacity of the schools, roads, and other infrastructure in that market.


     POTENTIAL CONFLICTS OF INTEREST. Conflicts of interest may arise in the future between the Company and Pacific USA in a number of areas relating to their ongoing relationships, including dividends, incurrence of indebtedness, tax matters, financial commitments and issuances and sales of capital stock of the Company. The

Company and Pacific USA have agreed pursuant to a tax allocation agreement that the Company will pay Pacific USA an amount equal to the liability that the Company would be required to pay if the Company paid federal income taxes on a stand-alone basis. A conflict of interest may arise if Pacific USA chooses to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Pacific USA and detrimental to the Company. In addition, under federal income tax law, each member of a consolidated group (as determined for federal income tax purposes) is also jointly and severally liable for the federal income tax liability of the consolidated group. See "Certain Transactions -- Tax Allocation Agreement."



     TRANSACTIONS WITH AFFILIATES. In the past, the Company has participated in certain centralized programs with Pacific USA and its subsidiaries, including payroll and benefits administration and the evaluation and negotiation of national contracts for the purchase of office supplies, long distance and overnight delivery services. While the Company may have achieved certain cost savings from participating in these centralized programs, there can be no assurance that it will continue to do so in the future. In addition, in the event that any of these entities would be unable or unwilling to continue to offer these centralized programs to the Company in the future, there can be no assurance that the Company would be able to obtain substitute services at reasonable rates.



     In addition, Pacific USA has historically loaned funds to the Company, as well as guaranteed certain of its bank loans. Effective December 31, 1997, indebtedness owed by the Company to Pacific USA was contributed to the Company's capital. Pacific USA has indicated that it does not intend to provide loans or guarantees to the Company in the future, the absence of which could have an adverse effect on the Company's ability to obtain financing. See "Certain Transactions."



     WARRANTY LIABILITY. Various components of homes built by the Company are warranted against defects in materials or work quality for up to 10 years. The Company has not experienced any material losses from warranty claims to date and maintains reserves for normal, recurring warranty expenses. There can be no assurance that material warranty claims will not be asserted in the future. These claims could have a material adverse effect on the Company's business, financial condition or results of operations.


     DEPENDENCE ON KEY PERSONNEL. The Company's future success will depend on the continued services of its executive and senior officers. Certain members of executive and senior management have employment agreements with the Company. See "Management -- Employment Agreements." The loss of the services of one or more key personnel could have a material adverse effect upon the Company's operations. The Company's success also depends on its ability to attract and retain qualified personnel. There can be no assurances that the Company will be successful in attracting and retaining such personnel. See "Management."


     SHARES ELIGIBLE FOR FUTURE SALE. Following completion of this offering, the Company will have outstanding 11,200,000 shares of Common Stock. The 2,000,000 shares sold in this offering may be publicly offered and sold without restriction, unless they are purchased by affiliates of the Company. Shares of Common Stock outstanding prior to completion of this offering will be "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"). These "restricted securities" may be sold only if they are registered under the Securities Act by the Company or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. All of the shares of Common Stock outstanding prior to this offering are held indirectly by Pacific USA. Pacific USA does not have any plan or arrangement with the Company to register its shares under the Securities Act for resale in the public markets. The Company and Pacific USA have agreed that they will not, directly or indirectly, sell or otherwise dispose of any of such shares for a period of 180 days after the date of this Prospectus, without the prior written consent of Dain Rauscher Incorporated on behalf of the Representatives of the Underwriters. See "Underwriting." Dain Rauscher Incorporated does not currently intend to release Pacific USA from its lock-up agreement. Furthermore, Pacific USA has indicated that, in order to consolidate the Company's financial results with its financial results for tax and financial reporting purposes, it must maintain an 80% ownership in the Company, and it does not presently intend to request a release of the lock-up from Dain Rauscher Incorporated or to sell any of its shares of Common Stock of the Company. The sale of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock. See "Shares Eligible for Future Sale."

     ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK
PRICE. Prior to this offering, there has been no public market for the Common Stock. Although the Company has applied for inclusion of the Common Stock on the Nasdaq National Market, there can be no assurance that an active market will develop or be sustained following this offering. The initial public offering price for the shares of Common Stock sold in this offering will be determined through negotiations between the Company and the Representatives and may not necessarily reflect the market price for the Common Stock following this offering. Market prices for the Common Stock following this offering will be influenced by a number of factors, including the Company's operating results and other factors affecting the Company specifically and the homebuilding industry and financial markets generally, as well as the depth and liquidity of the market for the Common Stock. In recent years, the stock market has experienced price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. See "Underwriting."


     ANTI-TAKEOVER PROVISIONS. Nevada law includes a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. The Company's Articles of Incorporation provide for "blank check" preferred stock which may also have the effect of deterring a non-negotiated take-over attempt. See "Description of Capital Stock --Anti-Takeover Provisions of State Law."

                                  THE COMPANY



     The Company is a wholly-owned, indirect subsidiary of Pacific USA, which also conducts operations through companies engaged in financial services, other real estate activities, technology and investment banking. The Company is a direct subsidiary of Pacific Realty Group, Inc. ("Pacific Realty Group"), which has investments in companies engaged in other, non-homebuilding, real estate activities. Pacific USA is an indirect subsidiary of Pacific Electric Wire & Cable Co., Ltd., a limited company organized under the laws of Taiwan with shares listed on the Taiwan Securities Exchange.



     In 1993, Pacific Realty Group acquired Newmark and formed Pacific United Development Corp., a residential land acquisition and development company ("PUDC"). In 1994, the Company was incorporated as a Nevada corporation, and Pacific Realty Group contributed Newmark and PUDC to the Company. In March 1995, the Company acquired the business of The Adler Family Partnership ("Adler"), a builder of single-family homes in the Miami/Ft. Lauderdale metropolitan area.



     The Company's principal executive offices are located at 1200 Soldiers Field Drive, Sugar Land, Texas 77479, and its telephone number is (281) 243-0100.



                           ACQUISITION OF WESTBROOKE



     The Company acquired Westbrooke effective January 1, 1998. Westbrooke, founded in 1976 by James Carr, is a leading builder of single-family homes in the South Florida market. Westbrooke's homes are designed primarily to appeal to first time and move-up home buyers, with homes ranging in size from 1,300 square feet to over 3,500 square feet and ranging in price from $108,000 to $240,000, with an average sales price of $175,000 for the nine months ended September 30, 1997. Westbrooke operated in four subdivisions and had 304 homes under construction as of September 30, 1997. The Company expects the acquisition of Westbrooke to significantly enhance its competitive position in the South Florida market.



     Pursuant to the Stock Purchase Agreement effective January 1, 1998 (the "Stock Purchase Agreement") among Mr. Carr, Westbrooke and its affiliated entities, Leonard R. Chernys, Diana Ibarria, Harold L. Eisenacher, Pacific USA, Westbrooke Acquisition Corp. and the Company, the consideration paid for the purchase of Westbrooke consisted of (i) $12.3 million in promissory notes (the "Acquisition Notes") bearing interest at 6.45% per annum and payable annually over five years and (ii) deferred consideration of up to $7.5 million contingent upon Westbrooke achieving specified cumulative income targets (the "Income Targets") over a five year period. Pursuant to the Stock Purchase Agreement, in order for the Income Targets to be met, Westbrooke must achieve net income before income tax (as determined in accordance with the Stock Purchase Agreement) on a cumulative basis of $3,400,000, $7,040,000, $10,920,000,
$15,040,000 and $19,400,000 for the fiscal years ending December 31, 1998, 1999,
2000, 2001 and 2002, respectively. Of the $7.5 million deferred consideration, Mr. Chernys, Ms. Ibarra and Mr. Eisenacher are eligible to receive an aggregate of $1.0 million each over the five year period. Mr. Chernys, Ms. Ibarra and Mr. Eisenacher have worked with Westbrooke since January 1978, January 1980 and March 1985, respectively. In addition, the Company issued to Mr. Carr (as additional consideration) a promissory note (the "Adjustment Note") in the principal amount of $6,375,000 representing the estimated amount by which the stockholder's equity of Westbrooke exceeded $5 million as of the closing. The Adjustment Note bears interest at 9% per annum, is payable on or prior to the one year anniversary of the closing of the acquisition, and is subject to adjustment based on the audited balance of the stockholder's equity of Westbrooke as of the closing.



     The Company also agreed to pay compensation to each of Mr. Chernys, Ms. Ibarria and Mr. Eisenacher equal to 6% (2% to each individual) of Westbrooke's net income before income tax (as determined in accordance with the Stock Purchase Agreement). Such payments will be recorded as compensation expense in the period in which it is earned.



     In connection with the acquisition of Westbrooke by the Company, Westbrooke borrowed $10 million pursuant to a bank loan (the "Westbrooke Bank Loan"). The proceeds from the Westbrooke Bank Loan were used to repay the $7.5 million outstanding balance under Westbrooke's subordinated notes and to redeem the outstanding minority interest in Westbrooke for $2.5 million. The Westbrooke Bank Loan is secured by a letter of credit furnished by the Company. The Company intends to use $10 million of the proceeds from this offering to repay the Westbrooke Bank Loan. See "Use of Proceeds."

                                USE OF PROCEEDS


     The net proceeds from the sale of the shares of Common Stock offered by the Company are estimated to be approximately $18.0 million (approximately $20.8 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $10 per share and after deducting the underwriting discounts and commissions and other estimated offering expenses.



     Of the net proceeds, the Company intends to use $10 million to repay the Westbrooke Bank Loan incurred by Westbrooke in connection with its acquisition by the Company. The Westbrooke Bank Loan bears interest at a rate of prime less 0.75% (7.75% as of September 30, 1997) and matures on September 30, 1998. The proceeds from the Westbrooke Bank Loan were used to repay the $7.5 million outstanding balance under Westbrooke's subordinated notes and to redeem the outstanding minority interest in Westbrooke for $2.5 million. See "Acquisition of Westbrooke." The remaining balance of the net proceeds is expected to be used to fund planned expansion in existing markets. Pending new market expansion or land acquisition opportunities, a portion of the net proceeds will be used to repay a portion of the outstanding balances under the Company's construction credit facilities. Borrowings under such credit facilities bear interest at rates ranging from prime plus 0.5% to prime plus 1.5% per annum, and mature upon the closing of the sale of the homes securing the borrowings. Upon application of the net proceeds as set forth above, the Company will have approximately $12.0 million available under its credit facilities for future borrowings, which the Company believes will provide it with financial flexibility as new market expansion or land acquisition opportunities arise. Pending such uses, the net proceeds of this offering will be invested in short term, interest bearing securities.



     Effective December 31, 1997, all of the indebtedness owed to Pacific USA ($9.8 million at September 30, 1997) was contributed to the capital of the Company.


                                DIVIDEND POLICY

     The Company intends to retain all earnings to provide funds for its operations and expansion, and, therefore, does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company's future dividend policy will be determined by its Board of Directors based on various factors, including the Company's results of operations, financial condition, business opportunities, capital requirements, credit restrictions and such other factors as the Board of Directors may deem relevant. In addition, certain of the Company's credit agreements restrict the amount of dividends payable by the Company.

                                    DILUTION


     At September 30, 1997, after giving effect to the acquisition of Westbrooke and the Capital Contribution, the Company had pro forma net tangible book value of $2.16 per share of Common Stock. Net tangible book value per share of Common Stock equals the tangible assets of the Company, less all liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and the application of the net proceeds therefrom, the net tangible book value of the Company at September 30, 1997 would have been $3.38 per share. This represents an immediate increase of $1.22 per share to the existing shareholder and an immediate dilution of $6.62 per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution to new investors:



Initial public offering price per share.....................           $10.00
  Pro forma net tangible book value per share as of
     September 30, 1997.....................................  $2.16
  Increase per share attributable to new investors..........   1.22
                                                              -----
Net tangible book value per share after offering............             3.38
                                                                       ------
Dilution per share to new investors.........................           $ 6.62
                                                                       ======


     The following table sets forth the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by the sole existing shareholder and new investors purchasing shares in this offering:

                            SHARES PURCHASED           TOTAL CONSIDERATION          AVERAGE
                        ------------------------    -------------------------        PRICE
                          NUMBER      PERCENTAGE      AMOUNT       PERCENTAGE      PER SHARE
                        ----------    ----------    -----------    ----------    -------------
Existing
  shareholder.........   9,200,000       82.1%      $42,469,000       68.0%         $ 4.62
                        ----------      ------      -----------      ------         ------
New investors.........   2,000,000       17.9%       20,000,000       32.0%          10.00
                        ----------      ------      -----------      ------         ------
     Total............  11,200,000      100.0%      $62,469,000      100.0%
                        ==========      ======      ===========      ======

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at September 30, 1997 (i) on an actual basis, (ii) pro forma to give effect to the acquisition of Westbrooke which occurred in January 1998 and (iii) pro forma as adjusted to reflect the sale of the shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom and the Capital Contribution. See "Use of Proceeds." This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere in this Prospectus.



                                                             SEPTEMBER 30, 1997
                                                    ------------------------------------
                                                                   PRO        PRO FORMA
                                                     ACTUAL       FORMA      AS ADJUSTED
                                                    --------    ---------    -----------
                                                               (IN THOUSANDS)
Construction loans payable........................  $ 56,715    $ 87,549      $ 79,549
Notes payable to Pacific USA......................     9,817       9,817            --
Bank loan.........................................        --      10,000            --
Acquisition Notes(1)..............................        --    $ 12,341        12,341
Adjustment Note(2)................................        --       5,904         5,904
Stockholders' equity:
  Preferred stock, $0.01 par value, 3,000,000
     shares authorized; no shares issued, actual
     or as adjusted...............................        --          --            --
  Common stock, $0.01 par value, 30,000,000 shares
     authorized; 9,200,000 shares issued, actual;
     11,200,000 shares issued, as adjusted........        92          92           112
  Additional paid-in capital......................    42,377      42,377        70,174
  Retained earnings...............................     4,111       4,111         4,111
                                                    --------    --------      --------
          Total stockholders' equity..............    46,580      46,580        74,397
                                                    --------    --------      --------
          Total capitalization....................  $113,112    $172,191      $172,191
                                                    ========    ========      ========


---------------


(1) The Acquisition Notes were incurred in connection with the acquisition of Westbrooke effective as of January 1, 1998.



(2) The principal amount of the Adjustment Note ($6.4 million at closing) represents the estimated amount by which the stockholders' equity of Westbrooke at closing exceeded $5 million, based on Westbrooke's stockholder's equity as of September 30, 1997. The Adjustment Note is subject to further adjustment, pending delivery of the closing financial statements by Westbrooke.

                     SELECTED FINANCIAL AND OPERATING DATA

     The statement of operations data and balance sheet data presented below have been derived from the historical financial statements of the Company. The Company's consolidated financial statements for the years ended December 31, 1994, 1995 and 1996 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are included elsewhere herein. The selected statement of operations data and balance sheet data presented for the nine months ended September 30, 1996 and 1997 are derived from unaudited financial statements of the Company which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of the Company as of and for these periods. Results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results of operations that may be achieved for the full fiscal year. The selected financial data set forth below should be read in conjunction with and are qualified by reference to the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                              NINE MONTHS
                                        YEAR ENDED        THREE MONTHS                                           ENDED
                                       SEPTEMBER 30,         ENDED          YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                    -------------------   DECEMBER 31,   ------------------------------   -------------------
                                    1992(1)    1993(1)     1993(1)(2)      1994     1995(3)      1996       1996       1997
                                    --------   --------   ------------   --------   --------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues........................  $ 79,778   $ 86,445     $24,273      $108,630   $125,427   $191,998   $139,727   $163,548
  Cost of sales...................    64,137     68,980      19,641        86,260    102,591    157,407    114,059    133,578
                                    --------   --------     -------      --------   --------   --------   --------   --------
  Gross profit....................    15,641     17,465       4,632        22,370     22,836     34,591     25,668     29,970
  Equity in earnings from
    unconsolidated subsidiaries...        --         --          --            --      1,978        792        660        262
  Selling, general and
    administrative expenses.......   (12,946)   (14,101)     (2,638)      (12,928)   (16,572)   (22,976)   (17,282)   (19,121)
  Depreciation and amortization...      (221)      (188)       (222)         (831)    (1,271)    (1,524)    (1,110)    (1,224)
                                    --------   --------     -------      --------   --------   --------   --------   --------
  Operating income................     2,474      3,176       1,772         8,611      6,971     10,883      7,936      9,887
  Interest expense................      (256)      (360)       (123)         (613)    (1,332)    (1,238)      (943)    (1,525)
  Other income, net...............        (6)      (170)        (68)          191        607        851        665        421
                                    --------   --------     -------      --------   --------   --------   --------   --------
  Income before income taxes......     2,212      2,646       1,581         8,189      6,246     10,496      7,658      8,783
  Income taxes....................       140        202         772         3,205      2,477      4,164      2,952      3,366
                                    --------   --------     -------      --------   --------   --------   --------   --------
  Net income......................  $  2,072   $  2,444     $   809      $  4,984   $  3,769   $  6,332   $  4,706   $  5,417
                                    ========   ========     =======      ========   ========   ========   ========   ========
  Net income per common
    share.........................        --         --     $  0.09      $   0.54   $   0.41   $   0.69   $   0.51   $   0.59
                                                            =======      ========   ========   ========   ========   ========
  Weighted average shares
    outstanding...................        --         --       9,200         9,200      9,200      9,200      9,200      9,200
OPERATING DATA:
  Units:
    New sales contracts, net......                                            500        720        998        830        757
    Closings......................                                            534        641        902        686        731
    Backlog at end of period......                                             92        171        267        315        293
  Average sales price per
    closing.......................                                       $    201   $    188   $    200   $    200   $    220
  Sales value of backlog at end of
    period........................                                       $ 18,579   $ 32,280   $ 50,657   $ 58,023   $ 63,239
  Gross profit as a percentage of
    revenues......................                                           20.6%      18.2%      18.0%      18.4%      18.3%
  Selling, general and
    administrative expenses as a
    percentage of revenues........                                           11.9%      13.2%      12.0%      12.4%      11.7%

                                      SEPTEMBER 30,                              DECEMBER 31,
                                   -------------------                  ------------------------------     SEPTEMBER 30,
                                   1992(1)    1993(1)                     1994       1995       1996           1997
                                   --------   --------                  --------   --------   --------     -------------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Inventories....................  $ 23,555   $ 28,124                  $ 36,670   $ 59,689   $ 83,659       $ 94,711
  Total assets...................    27,765     30,818                    68,980    104,545    121,177        132,755
  Total debt.....................    18,652     23,818                    33,086     47,428     60,768         66,532
  Stockholders' equity...........     9,113      7,000                    35,894     45,813     43,929         46,580

---------------

(1) Data for 1992 and 1993 reflect the results of Newmark prior to its acquisition by Pacific USA in 1993. The financial data of Newmark for the years ended September 30, 1992 and 1993 were derived from audited financial statements. PUDC was formed in 1993 and had no operations until 1994.

(2) The Company changed its fiscal year end from September 30 to December 31 in 1993.

(3) Reflects the operating data of Adler subsequent to the Company's acquisition of the homebuilding assets of The Adler Family Partnership on March 1, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     On October 1, 1993, Pacific Realty Group acquired Newmark, a homebuilding company with a long-term track record of successful performance, established name in its existing markets, disciplined management culture, process and systems, and locations in strong growth markets. Since inception, the Company has sought to achieve profitability and revenue growth by providing quality homes in markets which have experienced population and job growth in excess of the national average during the past several years. Newmark has served as the foundation to support the Company's growth strategy, including expansion within existing markets, entry into two new markets through start-up operations and the acquisition of a regional homebuilder. In order to solidify lot position for its homebuilding operation, Pacific Realty Group formed a residential land acquisition and development company in 1993.


     The Company has experienced significant growth and has positioned itself to continue to expand its residential land and lot acquisitions significantly in markets that it has recently entered, such as Nashville and Dallas/Fort Worth, as well as in Houston. The Company believes that, based on its recently acquired lot options in a number of master-planned communities in and around Houston, there are significant opportunities for achieving greater market share in this market. The Company has continued to expand its operations in Miami/Ft. Lauderdale through new developments and the acquisition of Westbrooke in January 1998. The Company has also entered into new complementary lines of business including providing title and mortgage origination services through business relationships with Stewart Title Co. and CTX Mortgage Ventures Corporation. The Company expects these ancillary sources of revenues to grow at a rate consistent with the growth of its core homebuilding business.


     The Company recognizes revenue at the time of closing when title to, and possession of, the property transfers to the buyer. The Company capitalizes in inventory all homebuilding costs during the construction period including interest and maintenance and charges those capitalized costs to cost of sales as the related inventories are sold. Interest incurred on inventory following completion of construction is expensed. Accordingly, as the Company's inventory level rises and falls, interest expense can vary significantly. Included in the Company's depreciation and amortization expenses is amortization of goodwill in excess of $1.0 million in each of 1995 and 1996 related to the Company's acquisitions of Newmark and Adler.

     Equity in earnings from unconsolidated subsidiaries primarily represents earnings from a Florida homebuilding partnership, owned 50% by the Company, which wound-up its home-building operations in October 1997. Currently, all of the Company's continuing Florida operations are conducted through a wholly-owned subsidiary and included in the Company's revenues rather than in equity in earnings of unconsolidated subsidiaries. Equity in earnings from unconsolidated subsidiaries also includes earnings from Pacific Title, L.L.C. ("Pacific Title"), a title service business in which the Company owns a 49% interest, and NHC Mortgage Group, L.P. ("NHC Mortgage"), a mortgage finance joint venture in which the Company owns a 50% interest, each of which was formed in 1997.


     The Company acquired Westbrooke effective January 1, 1998 for consideration consisting of (i) $12.3 million of Acquisition Notes, (ii) $7.5 million of deferred consideration and (iii) an approximate $6.4 million Adjustment Note. The Adjustment Note represents the estimated amount by which Westbrooke's stockholder's equity as of the closing date exceeds $5.0 million and is subject to adjustment based on the audited stockholder's equity as of the closing date. See "Acquisition of Westbrooke." The Company accounted for the acquisition based on the purchase method of accounting and intends to consolidate all future results of Westbrooke in its consolidated financial statements. See Pro Forma Condensed Consolidated Financial Statements and the Combined Financial Statements of Westbrooke Communities, Inc. and Affiliates contained elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     The following table sets forth the homebuilding revenue and number of home closings by market for the periods indicated (dollars in thousands):

                                                                    NINE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                               --------------------------------    --------------------
                                 1994        1995        1996        1996        1997
                               --------    --------    --------    --------    --------
Houston:
  Revenues...................  $ 63,864    $ 51,932    $ 79,920    $ 64,236    $ 68,615
  Units......................       324         253         363         293         283
Austin:
  Revenues...................  $ 43,226    $ 53,507    $ 63,891    $ 48,983    $ 49,398
  Units......................       210         291         334         257         234
Dallas/Fort Worth:
  Revenues...................        --    $  4,922    $ 20,180    $ 14,725    $ 20,139
  Units......................        --          27         103          77          97
Miami/Ft. Lauderdale:
  Revenues...................        --    $ 10,229    $ 16,819    $  9,332    $ 22,562
  Units......................        --          70         102          59         117
Nashville(1):................        --          --          --          --          --
                               --------    --------    --------    --------    --------
     Total homebuilding
       revenues(2)...........  $107,090    $120,590    $180,810    $137,277    $160,714
                               ========    ========    ========    ========    ========
     Total home closings.....       534         641         902         686         731
                               ========    ========    ========    ========    ========
Average sales price per
  home.......................  $    201    $    188    $    200    $    200    $    220

---------------

(1) Nashville start-up operations began in August 1997 with home closings expected to begin in the second quarter of 1998.

(2) Does not include revenues from land sales of $1.5 million, $4.8 million and $11.2 million in 1994, 1995 and 1996, respectively, and $2.5 million and $2.8 million for the nine months ended September 30, 1996 and 1997, respectively.

     The following table sets forth, as a percentage of revenue, certain information in the Company's statement of operations for the periods indicated:

                                                                             NINE MONTHS
                                                                                ENDED
                                                 YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                 ------------------------   -------------
                                                  1994     1995     1996    1996    1997
                                                 ------   ------   ------   -----   -----
Cost of sales..................................    79.4%    81.8%    82.0%   81.6%   81.7%
Gross profit...................................    20.6     18.2     18.0    18.4    18.3
Selling, general and administrative expenses...    11.9     13.2     12.0    12.4    11.7
Income before income taxes.....................     7.5      5.0      5.5     5.5     5.4
Income taxes(1)................................    39.1     39.7     39.7    38.5    38.3
Net income.....................................     4.6      3.0      3.3     3.4     3.3

---------------

(1) As a percent of income before income taxes.

  NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996


     Revenues increased by 17.0% to $163.5 million for the first nine months of 1997 from $139.7 million for the comparable period in 1996. This increase in revenues is largely attributable to two factors. First, the number of homes closed by the Company increased by 6.6% to 731 units in the 1997 period from 686 units in the 1996 period. Second, the average sales price increased by 9.4% from $201,000 to $220,000 per home sold. This increase in the average sales price was primarily due to a change in the mix of homes sold. Revenues generated from sales of Fedrick, Harris Estate Homes increased from 14% of total revenues in the first nine months of 1996 to 18% of total revenues in the first nine months of 1997. Since the average sales price for Fedrick, Harris Estate Homes is approximately 70% higher than the average sales price for homes sold under the Newmark brand name, the increase in the percentage of revenues from Fedrick, Harris Estate Homes as compared to Newmark homes resulted in the increase in the average sales price of homes sold in the 1997 period. Home closings increased in the Company's Dallas/Fort Worth and Miami/Ft. Lauderdale markets, and decreased in Houston and Austin. Although Houston's home closings decreased in the 1997 period compared to the 1996 period due to inclement weather in the first quarter of 1997, Houston's homebuilding revenues increased due to a higher percentage of higher priced custom homes being closed in the 1997 period as compared to the prior period. Revenues from land sales increased to $2.8 million for the first nine months of 1997 from $2.5 million for the comparable period in 1996.


     As a percentage of revenues, cost of sales remained relatively constant at 81.7% in the first nine months of 1997 compared to 81.6% in the same period in 1996. As a percentage of revenues from land sales, the cost of land sales was 81.8% in the first nine months of 1997 compared to 64.8% in the same period of 1996.

     Equity in earnings from unconsolidated subsidiaries decreased $398,000 to $262,000 for the first nine months of 1997 compared to $660,000 for the first nine months of 1996. Earnings from Pacific Title and NHC Mortgage amounted to approximately $173,000 and $37,000, respectively, for the first nine months of 1997.

     Selling, general and administrative expenses increased by 10.4% to $19.1 million for the first nine months of 1997 from $17.3 million for the first nine months of 1996. Of such increase, $202,000 was due to costs incurred in entering the Nashville market in the first nine months of 1997. The balance of the increase in these expenses was due largely to the increases in sales and construction activity required to sustain the higher level of revenues. As a percentage of revenues, selling, general and administrative expenses decreased to 11.7% in the first nine months of 1997 from 12.4% for the same period in 1996.

     Interest expense, which primarily reflects the carrying cost of completed homes, increased 61.7% to $1.5 million for the first nine months of 1997 from $943,000 for the first nine months of 1996. This increase was primarily due to the impact of adverse weather on home sales in the Houston market and an increased inventory level in Florida associated with increased levels of activity in that market.

     The Company's provision for income taxes remained stable as a percentage of earnings before taxes at 38.3% for the first nine months of 1997, compared to 38.5% for the same period in 1996. Under a tax allocation agreement with Pacific USA (the "Tax Allocation Agreement"), the Company is required to calculate its federal corporate income tax liability as if it filed a separate federal income tax return for each period and to pay Pacific USA the sum which would result from such calculation if the Company were subject to federal corporate income tax and filed a separate tax return. The Company recognized federal income tax expense under the Tax Allocation Agreement amounting to $3.4 million in the first nine months of 1997 compared to $3.0 million for the first nine months of 1996.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


     Revenues grew by 53.1% to $192.0 million in 1996 from $125.4 million in 1995. The increase in revenues was largely attributable to the number of homes closed, which increased by 40.7% to 902 units in 1996 from 641 units in 1995. This increase in the number of homes closed was due in part to the inclusion of sales by Adler for the entire 1996 fiscal year compared to only ten months of sales by Adler in 1995. Home closings also increased in each of the Company's markets, with the Houston market leading the way with a 43.5% increase in closings as its units grew to 363 in 1996 from 253 in 1995. The increase in home closings in Houston reflected the increase in job growth in Houston and the decrease in interest rates experienced in 1996 as compared to 1995. Dallas/Fort Worth unit sales nearly quadrupled to 103 from 27 in its first full year of operations in that market. Revenues from land sales increased to $11.2 million for 1996 from $4.8 million for 1995.



     The Company's overall increase in revenues was also attributable to an increase in the average home price of 6.4% to $200,000 in 1996 from $188,000 in 1995. Houston, Austin, Dallas and Miami all posted increases in average sales prices for homes sold ranging from 13.0% in Miami to 3.8% in Austin. These increases in most cases were due to changes in the product mix of homes sold in favor of higher priced homes, stimulated by better market conditions. In Miami, all of the 1995 closings were located in one subdivision. Another subdivision was added in 1996 in which higher priced homes were sold. This second subdivision accounted for 43% of the home closings in Miami in 1996.


     As a percentage of revenues, cost of sales increased slightly to 82.0% in 1996 compared to 81.8% in 1995. Average cost of units sold increased by 9.4% to $175,000 in 1996 from $160,000 in 1995. As a percentage of revenues from land sales, cost of land sales was 89.0% in 1996 compared to 87.0% in 1995.


     Selling, general and administrative expenses increased in dollars by 38.6% to $23.0 million in 1996 from $16.6 million in 1995 but decreased as a percentage of revenues to 12.0% in 1996 from 13.2% in 1995. The dollar increase in these expenses was primarily due to the increase in sales commissions associated with an increase in units sold of $2.7 million, additional advertising to establish the Company name in new markets of $910,000, and costs associated with a full year of operations in the Company's start-up markets of $760,000, as well as other administrative expenses associated with the increase in volume. The decrease in selling, general and administrative expenses as a percentage of total revenues was due primarily to the costs incurred in connection with the start-up of the Company's operations in Dallas in 1995. In 1995, the Dallas operations closed only 27 home sales, resulting in revenues of $4.9 million. In 1996, the Dallas operations closed 103 home sales, resulting in revenues of $20.2 million, and incurred approximately the same level of selling, general and administrative expenses that were incurred in 1995.


     Interest expense decreased by $94,000 to $1.2 million in 1996 from $1.3 million in 1995. Lower interest expense resulted from improved inventory turnover during the year primarily in the Houston market.

     Other income, which primarily represents management fees from a Florida homebuilding unconsolidated partnership, grew by $244,000 to $851,000 in 1996 from $607,000 in 1995. The Company expects income from this partnership to decline as its inventory of land is depleted and homebuilding operations cease.

     The Company's provision for income taxes remained at 39.7% of pre-tax income from 1995 to 1996. The Company recognized expense of $4.1 million under the Tax Allocation Agreement in 1996 compared to $2.5 million in 1995.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


     The Company experienced revenue growth of 15.5% to $125.4 million in 1995 from $108.6 million in 1994. This increase in revenues was largely attributable to an increase of 107, or 20%, in units closed to 641 units in 1995 from 534 units in 1994. Of the units closed in 1995, 70 units representing $10.2 million in revenue were attributable to the Adler acquisition. The Austin market achieved a 38.6% unit gain, driven by job growth in the technology sector, while Houston experienced a 29.1% decline in units closed. Houston's results were affected by a slower job growth rate and higher interest rates in 1995 as compared to 1994. Revenues from land sales increased to $4.8 million for 1995 from $1.5 million for 1994.



     The average sales price decreased 6.5% in 1995 to $188,000 from $201,000 in 1994. In 1995, the Company closed its first units in Miami and in Dallas at average sales prices which were lower than the Company's previous average sales price. In addition, the average sales price of homes sold in Austin decreased to $184,000 from $206,000. This decrease was primarily a result of a change in product mix, specifically the addition of one subdivision that accounted for approximately 15% of the units closed in Austin in 1995 and which had an average sales price per home sold of $123,000 compared to a higher average sales price per home for the balance of the Austin market.


     As a percentage of revenues, cost of sales increased by 2.4% to 81.8% in 1995 from 79.4% in 1994. The increase in cost of sales was the result of the slowdown in the Houston market and increased competition in Austin. Average cost of units sold decreased by $2,000 to $160,000 in 1995 from $162,000 in 1994 as a result of decreases in lumber prices and changes in product mix.

     Selling, general and administrative expenses increased by 28.7% to $16.6 million in 1995 from $12.9 million in 1994. Approximately $385,000 of the increase was attributable to start-up costs in Dallas/Ft. Worth and approximately $2.0 million of the increase was due to the acquisition of Adler. The remainder of the increase was attributable to higher selling expenses.

     Interest expense increased 112% to $1.3 million in 1995 from $613,000 in 1994 primarily as a result of higher interest rates and a slowdown in the Houston market.

     Other income, which primarily represents management fees from a Florida homebuilding partnership, increased by $416,000 for the period.

     The Company's provisions for income taxes increased as a percentage of income before income taxes by 0.6% in 1995 to 39.7% compared to 39.1% in 1994 as the result of increases in state income taxes. The Company recognized federal income tax expense of $2.3 million under the Tax Allocation Agreement in 1995 compared to $2.9 million in 1994.

SEASONALITY AND QUARTERLY RESULTS

     The homebuilding industry is seasonal, as generally there are more sales in the spring and summer months, resulting in more home closings in the fall. The Company operates in the Southwestern and Southeastern markets of the United States, where weather conditions are more suitable to a year round construction process than other areas. The Company also believes its geographic dispersion to be somewhat counter-cyclical, with adverse economic conditions associated with certain of its markets often being offset by more favorable economic conditions in other areas. The seasonality of school terms has an impact on the Company's operations, but it is somewhat mitigated by the fact that many of the Company's buyers at the higher end of the Company's price range, including Fedrick, Harris custom homes, no longer have children in school. As a result of these factors, among others, the Company generally experiences more sales in the spring and summer months, and more closings in the summer and fall months.

     The following table presents selected quarterly operating data of the Company for each of the eight quarters through the period ended September 30, 1997. In the opinion of management, all necessary adjustments (consisting of normal recurring adjustments) have been included to present fairly the unaudited selected quarterly operating data. This data is not necessarily indicative of the results of the operations of the Company for any future period.

                                                                   QUARTER ENDED
                             -----------------------------------------------------------------------------------------
                             DEC. 31,   MARCH 30,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 30,   JUNE 30,   SEPT. 30,
                               1995       1996        1996       1996        1996       1997        1997       1997
                             --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                  (IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
Revenues...................  $32,136     $38,181    $50,713     $50,833    $52,271     $46,580    $54,979      61,989
Gross profit...............    5,628       6,631      9,441       9,596      8,923       8,686     10,033      11,251
Selling, general and
  administrative...........    4,840       5,403      6,070       5,809      5,694       5,663      6,348       7,110
Operating income...........      824       1,246      3,134       3,556      2,947       3,023      3,685       3,179
MARGIN ANALYSIS:
Gross margin...............     17.5%       17.4%      18.6%       18.9%      17.1%       18.7%      18.2%       18.1%
Selling, general and
  administrative...........     15.1%       14.2%      12.0%       11.4%      10.9%       12.2%      11.5%       11.5%
Operating income...........      2.7%        3.2%       6.2%        7.0%       5.6%        6.5%       6.7%        5.1%
OPERATING DATA:
Homes closed (units).......      174         191        247         248        216         215        249         267
Average sales price of
  homes
  closed...................  $   185     $   200    $   205     $   205    $   242     $   217    $   221     $   232

     The Company historically has experienced, and in the future expects to continue to experience, variability in revenues on a quarterly basis. Factors expected to contribute to the variability include, among others: (i) the timing of home closings; (ii) the Company's ability to continue to acquire land and options on acceptable terms; (iii) the timing of receipt of regulatory approvals for the construction of homes; (iv) the condition of the real estate market and general economic conditions; (v) the cyclical nature of the homebuilding industry; (vi) prevailing interest rates and the availability of mortgage financing; (vii) pricing policies of the Company's competitors; (viii) the timing of the opening of new residential projects; (ix) weather; and (x) the cost and availability of materials and labor. The Company's historical financial performance is not necessarily a meaningful indicator of future results and the Company expects its financial results to vary from project to project from quarter to quarter.

LIQUIDITY AND CAPITAL RESOURCES


     The Company's financing needs depend primarily upon its sales volume, inventory levels, inventory turnover and land acquisitions. For the years ending December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, the Company used cash in operations of $10,166,000, $8,826,000, $7,780,000, $5,677,000 and $3,613,000. The significant use of cash by operations of the Company has primarily been due to the increasing inventory levels maintained by the Company as the Company continues to expand its business. Historically, the Company has financed its operations primarily through its earnings, borrowings from financial institutions, and capital contributions and borrowings from Pacific USA, primarily for residential land development acquisitions. In addition, to date all excess retained earnings not required to fund lot development and home building activities, service debt or meet the Company's debt covenants have been distributed to Pacific USA in the form of cash dividends. Because the Company does not intend to pay such dividends in the future, the Company will be able to retain those earnings to fund its expansion and acquisition programs, reducing its need for outside financing.


     The Company believes that upon the completion of this offering it will have adequate financial resources, including availability under its credit facilities, to meet its working capital and residential land acquisition and development plans under current market conditions for the next eighteen months. However, there can be no assurance that the amounts available from such sources will be sufficient. If the Company identifies significant new acquisition opportunities outside of the Company's existing markets, or if the Company's operations do not generate sufficient cash from operations at levels currently anticipated, the Company may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financings or the issuance of debt or equity securities.

     The Company finances its operations with cash from operations and borrowings under construction credit facilities. Generally these credit agreements are with regional and national lenders. Each of the credit agreements relates to specific markets and provides for financing residential land and lot acquisition and construction. The agreements have restrictive covenants which, among other things, limit speculative home building, debt to tangible net worth ratios, dividends and set a minimum requirement for tangible net worth. The agreements have various maturity dates and bear interest at rates based on Libor and prime. At September 30, 1997, the Company had $17.2 million of available credit under its credit facilities. The Company plans to renew these facilities as they mature.

     Historically, Pacific USA has guaranteed certain indebtedness and contingent liabilities of the Company. The total amount of guaranteed indebtedness and contingent liabilities at September 30, 1997 was $1.8 million and $1.1 million, respectively. The Company does not expect such guarantees to be required by its commercial lenders following this offering.

     The Company generally finances its operations by borrowing for the acquisition of lot inventory and during the various stages of construction. Inventories (including finished homes and construction in progress, residential lots developed and under development) had increased by 13.9% to $95.2 million at September 30, 1997 from $83.6 million at December 31, 1996. The increase was due to expansion in the Nashville, Dallas/Fort Worth, Houston and Miami/Ft. Lauderdale markets. In the Miami/Ft. Lauderdale market, the Company is limited in its ability to acquire finished lots under option contracts, a factor which requires the Company to make significant capital expenditures in order to maintain adequate lot inventory in this market.

     The Company utilizes lot options as a method of controlling its investments in land. At September 30, 1997, the Company had 1,396 lots under option. At September 30, 1997, the Company had capital commitments with respect to lot purchase contracts of approximately $4.3 million.


     From time to time, the Company has been in breach of certain of its loan covenants and has obtained waivers from its commercial lenders with respect to such breaches. Generally, the breached loan covenants related to restrictions on the Company's level of speculative home inventory. Each of the Company's loan agreements restricts the number and percentage of units allowed in speculative inventory. These restrictions range from 50% of the total dollar value of the respective bank line to 70% of total units committed (sold prior to completion). In the past, the Company has not experienced difficulty in obtaining appropriate waivers from its lenders.



     The Company also has approximately $18.7 million outstanding under promissory notes incurred in connection with the acquisition of Westbrooke. See "Acquisition of Westbrooke." The Company expects to pay these obligations, as well as other obligations incurred by its and Westbrooke's operations and lot acquisition activities, from cash flow from operations of the Company on a consolidated basis. In addition, in connection with the acquisition of Westbrooke by the Company, Westbrooke borrowed $10 million from a bank. The proceeds from this loan were used to repay the $7.5 million outstanding balance under Westbrooke's subordinated notes and to acquire minority interests in Westbrooke for $2.5 million. The Company intends to use $10 million of the net proceeds from this offering to repay this bank loan. See "Use of Proceeds."


INFLATION

     The Company, as well as the homebuilding industry in general, may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. In addition, higher mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. The Company attempts to pass through to its customers any of its costs through increased sales prices. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operations.

                                    BUSINESS

GENERAL

     The Company designs, builds and sells single-family homes in five major markets within the Southwest and Southeast, including Houston, Austin, Dallas/Fort Worth, Miami/Ft. Lauderdale and, most recently, Nashville, each of which has experienced population and job growth above the national average over the last several years. The Company operated in 47 subdivisions in these metropolitan areas, and had 452 homes under construction at September 30, 1997. In addition, as of September 30, 1997, the Company owns or has under option contract 2,199 lots available for future growth. The Company is also actively engaged in residential land acquisition and development, which enables it to provide lots for its homebuilding operations.

     The Company offers high-quality homes, designed principally for the "move-up" and relocation market segments under the Newmark name. Typically, Newmark homes range in size from 1,700 square feet to over 4,500 square feet and range in price from $120,000 to $350,000, with an average sales price of $205,000 for homes closed during the nine months ended September 30, 1997. The Company also offers custom homes under the Fedrick, Harris Estate Homes name that range in size from 3,500 square feet to over 7,000 square feet and range in price from $250,000 to $700,000, with an average sales price of $350,000 for homes closed during the nine months ended September 30, 1997. Revenues generated from sales of Fedrick, Harris Estate Homes were 14% and 18% of total homebuilding revenues for the nine months ended September 30, 1996 and 1997, respectively.

     The Company's production homebuilding operation is positioned to compete with high-volume builders by offering a broader selection of homes with more amenities and greater design flexibility than typically offered by volume builders. Newmark homes give the home buyer the ability to select various design features in accordance with their personal preferences. Through a volume building approach the Company's custom homes generally offer more value than those offered by local, lower-volume custom builders, primarily due to the Company's effective purchasing, construction and marketing programs. While most design modifications are significant to the homebuyer, they typically involve relatively minor adjustments that allow the Company to maintain construction efficiencies and result in greater profitability due to increased sales prices and margins. The Company believes that its ability to meet the design tastes of prospective homebuyers at competitive prices distinguishes itself from many of its competitors.

STRATEGY

     The Company's objective is to provide its customers with homes that offer both quality and value, while seeking to maximize its return on invested capital. Management believes that a balanced and disciplined approach to home construction, land purchases and marketing is essential to the Company's anticipated growth. To achieve this objective, the Company has developed a strategy which focuses on the following elements:


     GROWTH MARKETS. The Company's primary markets have each experienced population and job growth in excess of the national average over the past several years. The Company believes that there are significant growth opportunities in these markets. The Company also continues to evaluate new markets that have significant "move-up" and relocation segments that would satisfy the Company's profitability, investment return and other criteria. While the Company anticipates entering new markets primarily through start-up operations, it will also consider the acquisition of homebuilding companies that have complementary management styles. Entry into new markets is preceded by extensive due diligence and research conducted by management, in conjunction with Pacific Research Group and third-party resources.



     SOPHISTICATED MARKETING. The Company employs sophisticated and comprehensive marketing programs to attract potential homebuyers. Elements of this marketing program include extensive telemarketing, an Internet web site and a virtual reality CD-ROM home tour. The Company retains a national marketing consultant to develop its overall advertising strategy. The Company executes its overall marketing strategy through advertising campaigns tailored to local markets. Local marketing campaigns include coordination of realtor promotions, subdivision grand openings, showcase presentations for custom homes, the Company's newsletters, realtors' newsletters, product bulletins, billboards, local newspaper advertisements and other direct sales activities. The

Company's telemarketing program is designed to ensure that prospective homebuyers who tour its model homes receive information regarding the Company's floor plans, optional features, subdivisions, schools, available financing and other matters. The Company's telemarketing group also answers requests from prospective homebuyers received via the Company's web site and toll-free number. The Company's web site, featuring a virtual reality home tour, has received over 1 million "hits" since its inception in July 1996 and allows a prospective homebuyer to download the home tour software to a personal computer and "tour" completely furnished homes, view the Company's different floor plans, locate the various subdivisions available in each market, and learn about neighborhood schools, subdivision amenities and shopping as well as the Company's construction techniques.



     FOCUS ON RELOCATION MARKET. In markets with a significant number of relocation buyers, the Company aggressively competes with resales of existing homes, primarily by making available to potential buyers completed or nearly completed homes. Since 1993, approximately 65% of the Company's homes were begun before a sales contract was executed and an earnest money deposit was received. As of September 30, 1997, the Company had 115 completed homes in inventory and 261 homes under construction under construction without a sales contract. The Company believes that maintaining an inventory of completed or nearly completed homes provides distinct competitive advantages by (i) allowing home buyers to physically inspect their future home, in many instances easing their decision to buy, (ii) providing homes which can be moved into in or close to the same time frame as purchases of used homes and (iii) avoiding the significant time and monetary costs typically associated with updating used homes. Since 1993, 70% of the Company's homes were sold prior to completion of the home.


     MANAGEMENT TRAINING. The Company aggressively recruits and hires new management trainees, typically with some construction experience, following graduation from college and trains these new hires for increasing levels of responsibility within the Company. Through continuous "on the job" experience and classroom training, these associates become knowledgeable, experienced candidates for middle management positions. The Company believes that one of its strengths is its depth of middle management. This depth facilitates the Company's growth strategy as more experienced management relocates to new markets to conduct start-up operations while top performing middle managers are promoted to increasing levels of responsibility for continuing expansion of existing markets. The Company also actively seeks and employs qualified candidates for sales and marketing positions and provides extensive training designed to improve marketing skills and educate sales associates with respect to the uniqueness of the Company's homes which allows them to emphasize product differentiation in the sales process.

     DECENTRALIZED OPERATIONS WITH EXPERIENCED MANAGEMENT. The Company believes that the in-depth knowledge of its experienced management in local markets enables the Company to better serve its customers. The Company is organized into operating divisions, each relating to a local market area. Local management of each operating division is responsible for preliminary site selection and negotiation of option contracts in accordance with Company policies. Additionally, each operating division plans its homebuilding schedule, selects the building plans and architectural scheme for its subdivisions, obtains all building approvals, and develops a marketing plan for its homes. The Company's corporate office retains responsibility for purchasing, accounting and certain other management and administrative matters including approval of all lot contracts, final product selection, securing all financing and marketing plan approval.

     CENTRALIZED PURCHASING. The Company utilizes centralized purchasing to leverage its purchasing power into volume discounts, a practice which reduces costs, ensures timely deliveries and reduces the risk of supply shortages due to allocations of materials. The Company has negotiated favorable price arrangements with high quality national and regional suppliers such as General Electric, Rheem Manufacturing, Dupont Corian, Owens Corning, Dow Chemical, Royal Baths, Weslock National and Sherwin-Williams for appliances, heating and air conditioning, counter tops, bathroom fixtures, roofing and insulation products, floor coverings, and other housing components. Major materials, such as lumber, sheetrock, concrete and brick are also centrally purchased to obtain volume discounts. There are no minimum purchase requirements for these arrangements.

     COST MANAGEMENT. The Company controls its divisional overhead costs by centralizing administrative and accounting functions, eliminating the need for redundant functions at the city level. The Company controls construction costs through the efficient design of its homes and by obtaining favorable pricing, where possible, from subcontractors based on the high volume of work performed for the Company. The Company also controls its warranty costs through quality control that ensures that the home has been totally finished prior to the buyer moving in, thus enhancing customer satisfaction. The Company controls its advertising expenses through sophisticated budgeting of expenses with extensive review of all expenditures. Some of the Company's major suppliers and contractors also contribute advertising dollars for special promotions of houses and products. These campaigns feature the key suppliers' products and enhance the image of the Company's homes through brand recognition. In addition, the Company seeks to control its corporate overhead costs through efficiencies achieved through its highly automated and integrated systems.

     LIMITED REAL ESTATE EXPOSURE. The Company seeks to maximize its return on capital and limit its exposure to changes in land valuation by obtaining options to purchase lots whenever feasible. The Company will also directly acquire, where appropriate, quality residential properties that are in high demand for use in its homebuilding operations and for sale to third-party builders. The Company's executive management establishes targeted levels of lot options and land for development based on its strategic plan for the overall growth of the Company. The Company targets properties for acquisition that are both suitable for its homebuilding product and in locations which are anticipated to maintain the homebuyers property values. The Company believes this strategy improves inventory turnover and enables the Company to develop and dispose of the developed lots typically within two to three years. The Company does not acquire land that is not suitable for lot development and residential construction and does not speculate on land values by acquiring and holding land for resale or for future development.

     The Company seeks to limit its exposure to real estate inventory risks by
(i) closely monitoring its unsold inventory of new homes and the stage of completion of homes under construction on an ongoing basis, (ii) centralizing control for the start of new homes and (iii) closely monitoring local job market and demographic trends, housing preferences and related economic developments, such as new job opportunities, local growth initiatives and trends in work force median income levels.

MARKETS

     The Company conducts homebuilding activities in three states within five markets, including Houston, Austin, Dallas/Fort Worth, Miami/Ft. Lauderdale and Nashville. The Company's operations in each of its markets differ based on a number of market specific factors. From the results of the research and analysis performed by the Company and Pacific Research Group, the Company plans to focus its development activity based on the following factors, among others: regional economic conditions, job growth, land availability, the local land development process, consumer tastes, competition from other builders of new homes and secondary home sales activity. The statistical information presented below is derived from a number of public sources.

     The following table presents selected lot inventory and homebuilding data for the Company's current markets:

                                                                             HOMEBUILDING REVENUES
                                                                      -----------------------------------
                                                                                             NINE MONTHS
                                             LOT INVENTORY
                                     ------------------------------       YEAR ENDED
                                      DECEMBER 31,                       DECEMBER 31,           ENDED
                        OPERATIONS   --------------   SEPTEMBER 30,   -------------------   SEPTEMBER 30,
        MARKET          COMMENCED    1995      1996       1997          1995       1996         1997
        ------          ----------   -----     ----   -------------   --------   --------   -------------
                                                                         (DOLLARS IN THOUSANDS/UNITS)
Houston...............     1983        258      330         691       $ 51,952   $ 79,920     $ 68,615
                                                                           253        363          283
Austin................     1983        279      230         368         53,507     63,891       49,398
                                                                           291        334          234
Dallas/Fort Worth.....     1995        337      260         489          4,922     20,180       20,139
                                                                            27        103           97
Miami/Ft.
  Lauderdale..........     1995        248      152         375         10,229     16,819       22,562
                                                                            70        102          117
Nashville.............     1997         --       --         276             --         --           --
                                                                            --         --           --
                                     -----      ---       -----       --------   --------     --------
       Total Lots/
          Revenue.....               1,122(1)   972(1)     2,199(1)   $120,590   $180,810     $160,714
                                     =====      ===       =====       ========   ========     ========
       Total Units
          Closed......                                                     641        902          731
                                                                      ========   ========     ========

---------------

(1) Includes 627, 669 and 1,498 lots under option contracts in 1995, 1996 and 1997, respectively.


     HOUSTON, TEXAS. Growth in the energy sector combined with a healthy national economy are the key elements behind Houston's recent economic expansion. Houston has enjoyed a 2.7% rate of annual employment growth, or an average of 51,000 jobs per year since 1993. Houston has diversified its employment base between energy-dependent and energy-independent industries, which the Company believes should promote more stable job growth and a strong relocation market. Houston's population has grown by an average of more than 80,000 persons per year since 1990. Houston's affordable homes, low cost of living and strong population growth continue to favorably impact the demand for single-family homes. The median household income for Houston rose to an estimated $36,342 in 1996 from $31,503 in 1990, reflective of the strong job market in the metro area.


     Historically, the Company has maintained a moderate level of market share in Houston, but believes that additional expansion in this market is appropriate based on current and anticipated market conditions. The Company has strong brand name recognition in Houston and has positioned itself to take advantage of this anticipated market expansion.


     AUSTIN, TEXAS. From 1993 to 1996, Austin had created an average of 26,100 jobs per year, an annual growth rate of 5.5%. According to the American Metro Study Corporation Residential Survey for the second quarter of 1997, Austin's economy has slowed somewhat in 1996 and 1997, with an average of 18,000 new jobs per year projected over the next two years, reflecting a slower forecasted growth rate of approximately 2.2% per annum. Despite this slowdown, the rate of Austin's job growth remains stronger than that of the national economy. The Austin economy is dominated by four major sectors: high-technology manufacturing, software development, back-office operations and state government, including the University of Texas. The Austin Metropolitan Statistical Area ("MSA") has added an average of more than 100 families per week since 1994 and Austin's population exceeded one million persons in 1996 for the first time, aided by favorable cost of living factors and steady corporate expansions and relocations. The MSA continues to have a young (average age 29.5), well educated (64% of adults have at least some college education) workforce with a median income of $34,420, all factors which are favorable to growth in the single-family housing market.

     The Company plans to maintain current levels of activity in this market. The Company believes that this is an appropriate level of activity given the size of the Austin market.


     DALLAS/FORT WORTH, TEXAS. The combined Dallas/Fort Worth metropolitan area exceeded 4.5 million in total population in 1996. With an employment base of more than 2.3 million jobs, the metro area has added between 80,000 and 90,000 jobs annually during 1994 to 1996 (a 3.4% annual growth rate). This growth is partially attributable to the emergence of the "Telecom Corridor," a new center for high-technology communication companies in north Dallas and the Alliance Airport region, a hub for the manufacturing and service industries in Fort Worth. The metroplex has positioned itself as an attractive market for corporate relocations and expansions due to the relatively low cost of living and ease of accessibility to the metroplex. The median household income in 1996 was $44,300 and has risen an average of 5.4% annually since 1980. The single-family market in Dallas/ Fort Worth is characterized by rising home values in a market which has grown at an average rate of 21,000 units per year over the period 1993 to 1996.


     The Company has positioned itself to increase its market share in the Dallas/Fort Worth market, as this area continues its economic expansion. The Company entered this market with start-up operations in 1995 and is achieving the image, brand awareness and improved lot position which the Company believes will support its expansion in this market.

     MIAMI/FT. LAUDERDALE, FLORIDA. The Company's operations in Florida are concentrated in Broward and Dade Counties, which include the cities of Ft. Lauderdale and Miami, respectively. Broward County experienced an average annual population growth of 29,900 residents from 1990 to 1996, representing a compounded annual growth rate of 2.2%. The 1997 Urban Land Institute Profiles projects that Broward County's population will increase at a rate of 1.9% annually between 1996 and 2001. Most newcomers to the market are expected to be working-age families, a majority relocating from the South Dade/Miami area. The service sector dominates the overall employment in Broward. The service sector job growth rate of 3.5% between 1995 and 1996 is reflected in the 20,900 new jobs created during that period.


     Fueled by growth in the service and trade industries, Dade County has averaged approximately 20,000 new jobs per year during 1995 and 1996, an annual growth rate of approximately 2.2%. According to the American Metro Study Corporation Business Forecast for 1997, the Dade County population is projected to increase annually by 25,000 people to a total population of 2.1 million by 2000. According to the American Demographics 1997 MSA Profile for Miami/Ft. Lauderdale, the forecasted employment average annual growth rate through the year 2000 of 2.2% for this area compares favorably to a national projected average annual growth rate of 1.2%.



     The Company entered this market with the 1995 acquisition of a regional homebuilder. In addition, in January 1998 the Company acquired Westbrooke, an acquisition which expands the Company's operations in Dade and Broward counties and provides an entry into homebuilding operations in Palm Beach County. The Company believes that each of these acquisitions has positioned it to expand into new developments in this market.



     NASHVILLE, TENNESSEE. From 1990 to 1996, middle Tennessee's population grew by 11.1%, double the U.S. rate of 5.4%. With more than 100,000 new jobs created from 1990 through 1995, the area's employment growth rate of 17.9% was almost triple the national rate of 6.6% over that period, largely due to heavy immigration of relocating workers and new job seekers. Growing demand for labor pushed unemployment rates to their lowest sustained levels in 30 years, averaging 3.2% for the Nashville MSA. The Nashville MSA had a median household income of $40,405 and average household income of $49,880. The Company believes that the low cost of living, strong job growth and steady increase in per capita personal income will continue to have a favorable impact on demand for single-family homes in Nashville.


     The Company entered the Nashville market through a start-up operation, which commenced construction of new homes in August 1997. Initial home closings are expected to begin in the first half 1998.

BACKLOG

     The following table sets forth the Company's sales backlog by market for the periods indicated below:

                                 DECEMBER 31,                          SEPTEMBER 30,
                       ---------------------------------     ---------------------------------
                            1995              1996                1996              1997
                       ---------------   ---------------     ---------------   ---------------
                                SALES             SALES               SALES             SALES
                       HOMES    VALUE    HOMES    VALUE      HOMES    VALUE    HOMES    VALUE
                       -----   -------   -----   -------     -----   -------   -----   -------
                                               (DOLLARS IN THOUSANDS)
Houston..............    65    $13,342     70    $15,411       75    $16,443     88    $21,336
Austin...............    77     14,158     72     13,773       81     15,438     91     19,210
Dallas...............    15      2,734     28      5,486       30      5,737     48      9,966
Miami................    14      2,046     97     15,987      129     20,405     66     12,727
Nashville............    --         --     --         --       --         --     --         --
                        ---    -------    ---    -------      ---    -------    ---    -------
     Total...........   171    $32,280    267    $50,657      315    $58,023    293    $63,239
                        ===    =======    ===    =======      ===    =======    ===    =======

     Backlog represents home purchase contracts which have been executed and for which earnest money deposits have been received. Home sales are not recorded as revenues until the closings occur. Sales value represents the product of the number of homes for which earnest money contracts have been received multiplied by the average home sales price for the specific city for the period indicated.

     Consistent with historical experience, 95% of the homes in backlog at December 31, 1996 were closed by September 30, 1997. Based upon dollar volume, contract cancellations in 1996 were approximately 14% of the home sales contracts signed during that year. This compares to the 14% cancellation rate experienced by the Company in 1995. Although cancellations can disrupt anticipated home closings, the Company believes that cancellations have not had a material negative impact on operations or liquidity of the Company during the last several years. The Company attempts to reduce cancellations by reviewing each homebuyer's ability to obtain mortgage financing early in the sales process and by closely monitoring the mortgage approval process.

IDENTIFICATION OF NEW MARKETS

     To achieve the Company's expansion strategy, the Company, together with its affiliate, Pacific Research Group, has developed a new market expansion process designed to identify and track growing homebuilding markets in the United States. The Company's program is designed as an ongoing process and consists of three stages which track economic and demographic activity in primary and secondary metropolitan markets (Stage I), narrowing the focus on specific markets and criteria (Stage II and Stage III) as they meet expansion objectives and timing. As part of its screening process, the Company evaluates geographically diverse markets because it believes that potential adverse economic conditions associated with certain markets are often offset by more favorable economic conditions in other operating areas. Consideration is also given to those markets located near current operating markets, which could function as satellite operations. An in-depth description of each of the stages is set forth below:

     Stage I includes the accumulation, maintenance and monitoring of quarterly economic and demographic data in potential expansion markets through the use of published databases and U.S. Census Statistics. Local and statewide data in each market are also analyzed for comparison purposes. The following factors are tracked on a quarterly basis for each expansion market: population growth and trends; breakdown of population by age; overall employment growth; employment by industry; median/average household income; unemployment rate; single-family housing starts/permits; median/average sales price of new and existing homes; and resale inventory and months of supply.

     The Stage II analysis establishes and analyzes economic and demographic benchmarks for the selection of three main markets and five back-up markets based on desired market share and geographic diversity. Following the selection of the three main markets, an in-depth Stage II market analysis is performed to determine market viability in these selected markets. If the evaluation of any of the three selected markets reveal factors unfavorable for expansion, then a Stage II analysis is performed on one of the selected back-up markets. A Stage II analysis consists of the following: identifying and engaging a market research firm that tracks and can produce single-family statistical data; profiling market (identify submarkets, price bands, and total single-family starts, closings, inventory levels and competition); assessing the availability of single-family land and lots (both current and future); assessing the availability and quality of the local trade base; identifying job growth corridors and access to submarkets; identifying corporate relocations/expansions and major employers; identifying tax structure of cities; profiling school districts; profiling business and political climate for municipalities; assessing the government/regulatory issues with respect to homebuilding and land development; assessing market specific environmental issues; determining availability of utilities in submarkets and future growth corridors; determining presence of national and regional builders; and assessing office, retail, industrial and multi-family market activity.

     Upon completion of the Stage II analysis, one or more of the three markets will be selected as an expansion market. Once a market is identified as an expansion market, a market penetration and positioning strategy is developed by the Company to evaluate the Stage III analysis data which includes the following: profile of existing communities in each submarket based on activity levels (starts, closings, inventory levels), price point and product; profile of existing communities based on location and lot product size; and profile of builders by submarket.

LAND POLICIES AND POSITION

     The Company provides lot positions for its homebuilding operations by acquiring lot options and by purchasing land for the development of lots. When appropriate, developed lots are sold to third-party builders to increase inventory turnover and to enhance earnings for the Company. The Company has typically optioned lot positions in the Houston and Austin markets due to the brand awareness of the Newmark and Fedrick, Harris Estate Homes names among both consumers and developers, in addition to the vast amount of available lots being optioned in those markets by developers. The Company also acquires lot options in the Dallas/Fort Worth and Nashville markets. The Company has developed land in both the Miami/Ft. Lauderdale and Dallas/Fort Worth markets and intends to continue to do so in the future. The Company also intends to purchase additional land for lot development in the Nashville market. Additionally, residential land developments may be purchased when the Company enters new markets. Prior to any land acquisitions, the Company conducts extensive due diligence utilizing regional expertise, including on-site inspection and soil testing.

DESIGN

     The Company's home designs and floor plans are prepared by outside architects in each of the Company's markets to appeal to the local tastes and preferences of the community. The Company offers six hours of interior decorator consultation without cost to homebuyers who purchase the Company's Fedrick, Harris Estate Homes. For its Newmark homes, the Company offers optional interior and exterior features to enhance the basic home design. The Company's design department has the capability to change its standard floor plans to accommodate the individual homebuyer. While most design modifications are significant to the homebuyer, they typically involve relatively minor adjustments that allow the Company to maintain construction efficiencies and result in greater profitability due to increased margins. The design department also verifies that each floor plan will fit on a particular lot before construction begins. To contain costs, the design department periodically alters the Company's most popular floor plans, so that they remain current with design trends, product updates and consumer tastes.

CONSTRUCTION

     Substantially all of the Company's construction work is performed by subcontractors. The Company's construction superintendents monitor the construction of each home, coordinate the activities of subcontractors and suppliers, subject the work of subcontractors to quality and cost controls and monitor compliance with zoning and building codes. Subcontractors typically are retained pursuant to a contract that obligates the subcontractor to complete construction in a workmanlike manner and that provides standard indemnifications and warranties. The subcontractor is paid on a per unit basis which fluctuates depending on the size of the home. The contracted price is a part of each purchase order. Typically, the Company works with the same subcontractors in each city. The Company's subcontractors are not subject to any collective bargaining agreements. While the Company competes with other homebuilders for qualified subcontractors, it has established long-standing relationships with many of its subcontractors. To date, by providing both timely payments and steady work assignments, the Company has not experienced any inability to obtain qualified subcontractors.

     The Company's purchasing and cost accounting practices are designed to facilitate construction flexibility. This process permits homebuyers to modify their designs, while allowing the Company to monitor and maintain its profitability. Construction time for the Company's homes depends on weather, availability of labor, materials and supplies and other factors. The Company typically completes the construction of a home within four to five months.

     The Company does not maintain significant inventories of construction materials, except for work in process materials for homes under construction. Typically, the construction materials used in the Company's operations are readily available from numerous sources. The Company has favorable price arrangements or contracts with suppliers of certain of its building materials, but it is not under any specific purchasing requirements. In recent years, the Company has not experienced any significant delays in construction due to shortages of materials or labor.

MARKETING AND SALES

     The Company markets and sells its homes through commissioned employees and cooperates with independent real estate brokers. The Company targets the "move-up" and relocation market segments and employs sophisticated marketing techniques to attract potential homebuyers through its Internet web site, extensive telemarketing and other marketing programs. The Company pioneered the development of the virtual reality CD-ROM home tour that allows a prospective homebuyer to download the home tour software to a personal computer and "tour" completely furnished homes, view the Company's different floor plans, locate the various subdivisions available in each market, and learn about neighborhood schools, subdivision amenities and shopping as well as the Company's construction techniques. Home sales are typically conducted from sales offices located in furnished model homes used in each subdivision. At September 30, 1997, the Company owned 36 model homes. In some cases, these model homes are sold and then leased back until the completion of the respective subdivision. The Company's sales personnel assist prospective buyers by providing them with floor plans, price information, tours of model homes and the selection of options and other custom features. Such personnel are trained by both the Company and external independent experts in sales expertise. These sales and marketing personnel are kept informed as to the availability of financing, construction schedules and marketing and advertising plans. The Company has also formed sales teams comprised of a sales person and other employees from throughout the Company to provide sales support and motivation.

     In addition to using model homes, the speculative homes built in each subdivision enhance the Company's marketing and sales activities. Construction of these speculative homes is also necessary to satisfy the requirements of relocated personnel, "move-up" buyers, and independent brokers, who often represent homebuyers requiring a completed home within sixty days. For the nine months ended September 30, 1997, approximately 70% of these speculative homes were sold while under construction. The number of speculative homes the Company builds in any given subdivision is influenced by local market factors, such as new employment opportunities, significant job relocations, growing housing demand and the length of time the Company has built in the market. At September 30, 1997, the Company was operating in 47 subdivisions.

     The Company advertises in newspapers and in real estate and mortgage broker company publications, brochures, newsletters and billboards. Because real estate brokers are important to sales, the Company sponsors realtor breakfasts, contests and other events to increase awareness of the Company's subdivisions and products. Certain of the Company's suppliers participate with the Company in its advertising and promotional materials, either through co-branding and cost-sharing or through rebates.

     Sales of the Company's homes generally are made pursuant to a standard sales contract which requires a down payment of $2,000 to $5,000, or 5% to 10% of the sales price, on custom homes. The contract includes a financing contingency which permits the customer to cancel in the event mortgage financing at prevailing interest rates is unobtainable within a specified period, typically four to six weeks, and may include other contingencies, such as the sale of an existing home. The Company includes a home sale in its backlog upon execution of the sales contract and receipt of the initial down payment. The Company does not recognize revenue until the home is closed and title passes to the homebuyer. The Company estimates that the average period between the execution of a sales contract for a home and closing is approximately four to five months for presold homes.

TITLE SERVICES

     In 1997, the Company acquired a 49% interest in Pacific Title, which serves as a title insurance agent and provides title insurance policies and closing services to purchasers of homes built and sold by the Company in Texas. The Company assumes no title insurance risk associated with these title policies, which are issued by Stewart Title Co., one of the oldest title companies in Texas. Stewart Title Co. owns the balance of the shares of Pacific Title.

CUSTOMER FINANCING

     In 1997, the Company acquired a 50% interest in NHC Mortgage, a joint venture with CTX Mortgage Ventures Corporation, one of the nation's largest mortgage companies. The joint venture underwrites, originates and sells mortgages for the homes the Company builds and for other homebuilders. The Company's capital is not at risk in connection with these mortgages.

MANAGEMENT INFORMATION SYSTEMS

     The primary application software for the Company is The Homebuilder Software Package from Systems Analysis, Inc. This package was written specifically for production homebuilders in RPGIII language and operates in OS/400 on an IBM AS/400. The Company recently migrated the application software and the data files to native OS/400 from System 36 mode to increase the speed of on-line processing and utilize current tools offered by IBM and IBM Business Partners. The Homebuilder Software Package is a fully-integrated accounting package which has general ledger, accounts payable, job costs, purchasing, payroll, warranty and production status modules. Communication to the AS/400 from remote offices is managed utilizing TCP/IP protocol over a frame relay network provided by Network MCI. Locally attached devices such as personal computers, printers, and terminals communicate with the AS/400 via TCP/IP protocol over an Ethernet network. Hardware for the wide area network includes IBM hubs, Motorola, Inc. DSU/CSUs, Cisco Systems, Inc. routers, and Perle protocol converters. Network software for the Company is Microsoft Windows NT.

     Data is protected on the AS/400 using RAID-5 data protection, daily tape backups and redundant data archive on a second AS/400 at the corporate office. A third AS/400 is maintained off-site as a contingency backup in case of fire or other disaster.

     Telecommunications for the Company is provided by a Siemens Rolm digital switch utilizing a T-1 line from MCI Telecommunications for local direct inward dialing (DID Smart Trunks), caller ID and long distance calling. Long distance rates are substantially reduced by utilizing several channels of a fractional T-1 from MCI.

     The Company has conducted a review of its computer systems to identify how its computer systems could be affected by the "Year 2000" issue. Based upon this review, the Company believes that it has adequately addressed the Year 2000 issue, and that any further modifications to the Company's systems with respect to the Year 2000 issue will not result in significant future capital expenditures.

CUSTOMER SERVICE AND QUALITY CONTROL

     The Company's operating divisions are responsible for pre-closing, quality control inspections and responding to customer's post-closing needs. The Company believes that the prompt, courteous response to homebuyers' needs during and after construction reduces post-closing repair costs, enhances the Company's reputation for quality and service, and ultimately leads to significant repeat and referral business. The Company conducts pre-closing inspections with homebuyers immediately prior to closing. In conjunction with the inspections, a list of items for home completion is created. It is the Company's policy that the sale is not closed until all items are completed to the homebuyer's satisfaction.

     All warranty requests are processed through the customer service departments located in each of the markets. In most instances, a customer service manager inspects the warranty request within 48 hours of receipt.

If appropriate, the repair work is scheduled to be approved by the homeowner upon satisfactory completion. An integral part of the Company's customer service program revolves around post-closing interviews. Generally, a customer service representative is sent into each home within 45 days of closing to evaluate the homeowner's satisfaction with both their home and their home-buying experience. The post-closing interview involves an analysis of the homebuyer's experiences with the sales counselor, the title company, the mortgage company and the construction department as well as their satisfaction with the product. Typically, after a year, another interview is conducted with the homeowner to determine their continued satisfaction. The subsequent interview provides management a direct link to the customer's perception of the entire buying experience as well as valuable feedback on the quality of the product.

WARRANTY PROGRAM

     The Company provides a two-year limited warranty of workmanship and materials with each of its homes. The first year of such warranty, the Company provides coverage on workmanship and materials, plumbing, electrical, heating, cooling, ventilation systems and major structural defects. The second year the Company is responsible for major structural defects and specific types of defects in plumbing, electrical, heating, cooling and ventilation systems exclusive of effects in appliances, fixtures and equipment. The Company subcontracts its homebuilding work to subcontractors who provide the Company with an indemnity and a certificate of insurance prior to receiving payments for their work and, therefore, claims relating to workmanship and materials are generally the primary responsibility of the Company's subcontractors. The next eight years the Company provides a limited homeowners' warranty covering major structural defects through a single national agreement with the Residential Warranty Corporation. A reserve of approximately 0.75% of the sale price of a home is established to cover warranty expenses, although this reserve is subject to adjustment in special circumstances. The Company's historical experience is that such warranty expenses generally fall within the amount established for such reserve. The Company does not currently have any material litigation or claims regarding warranties or latent defects with respect to construction of homes. Current claims and litigations are expected to be substantially covered by the Company's reserve or insurance. Generally, warranty claims are handled by the construction superintendent who built the particular home to ensure that prompt and appropriate corrective action is taken by the appropriate subcontractor.

COMPETITION

     The development and sale of residential properties is highly competitive and fragmented. The Company competes for residential sales on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous large and small homebuilders, including some homebuilders with nationwide operations and greater financial resources and/or lower costs than the Company. The Company also competes for residential sales with individual resales of existing homes, available rental housing and, to a lesser extent, resales of condominiums. The Company believes that it compares favorably to other builders in the markets in which it operates, due primarily to: (i) its experience within its geographic markets, which allows it to vary its product offerings to reflect changing market conditions; (ii) its responsiveness to market conditions, enabling it to capitalize on the opportunities for advantageous land acquisitions in desirable locations; and
(iii) its reputation for service and quality. There can be no assurance that the Company will be able to continue to compete successfully in any of its markets. The inability of the Company to continue to compete successfully in any of its markets could have a material adverse effect on the Company's business, financial condition or results of operations.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     All of the Company's land is purchased with the right to obtain building permits upon compliance with specified conditions, which generally are within the Company's control. Upon compliance with such conditions, the Company seeks building permits. The length of time necessary to obtain such permits and approvals affects the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to several factors, such as changes in policies, rules and regulations and their interpretation and application. To date, the governmental approval processes discussed above have not had a material adverse effect on the Company's development activities. There can be no assurance, however, that these and other restrictions will not adversely affect the Company in the future.

     Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. These are normally established, however, when the Company receives recorded final maps and building permits. The Company is also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health, zoning and the environment. These laws may result in delays, cause the Company to incur compliance and other costs, and prohibit or restrict development in certain environmentally sensitive markets.

EMPLOYEES

     At September 30, 1997, the Company employed 260 persons, of whom 69 were sales and marketing personnel, 103 were executive, administrative and clerical personnel, and 88 were involved with construction. None of the Company's employees are covered by collective bargaining agreements. The Company believes its relations with its employees are good.

PROPERTIES

     The Company owns a 16,000 square foot facility in Sugar Land, Texas, which serves as the Company's headquarters and primary residential homebuilding office. The Company leases an aggregate of approximately 7,500 square feet in Dallas, Austin, Nashville and Miami for its division operations.

LITIGATION

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of the Company's management, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

     DIRECTORS AND EXECUTIVE OFFICERS. The Company's directors and executive officers are as follows:


                 NAME                   AGE                   POSITION
                 ----                   ----                  --------
Lonnie M. Fedrick.....................    53   President and Chief Executive Officer
                                               and Director
James M. Carr.........................    47   Executive Vice President and Director
J. Eric Rome..........................    38   Executive Vice
                                               President -- Homebuilding
B. Coleman Bradley....................    37   Executive Vice President -- Land
                                                 Acquisition and Development
Terry C. White........................    48   Chief Financial Officer, Treasurer and
                                                 Secretary
Michael K. McCraw.....................    46   Chairman of the Board
Larry D. Horner.......................    63   Director
Bill C. Bradley.......................    64   Director



     In addition to the directors named above, the Company intends to appoint two independent directors upon or shortly after completion of this offering, each of whom will serve on the audit and compensation committees.


     Lonnie M. Fedrick has served as President and Chief Executive Officer of the Company since 1997. Mr. Fedrick has also been President and Chief Executive Officer of Newmark since 1994 and was Executive Vice President of Newmark from 1984 to 1994. Mr. Fedrick co-founded Newmark in 1983 and has more than 31 years experience in the homebuilding industry. Mr. Fedrick began his career with Norwood Homes in 1967, most recently serving as the Vice President of Construction. From 1974 to 1983, he served as Vice President of Operations of Monarch Homes. He is a member of the board of directors of the Greater Houston Builders Association.


     James M. Carr became Executive Vice President and a Director of the Company upon the closing of the acquisition of Westbrooke by the Company in January 1998. Mr. Carr founded Westbrooke in 1976, and has served as Chairman, Chief Executive Officer and President of Westbrooke since its inception. Mr. Carr is a graduate of the University of Miami. He is also the Chairman of the Baptist Hospital Foundation and a director of Baptist Health Systems.


     J. Eric Rome has served as Executive Vice President -- Homebuilding of the Company since 1997. Mr. Rome has served as President of the Texas Division of Newmark since 1996. He was Executive Vice President of the Newmark's Central Texas Division from 1995 to 1996, a Vice President from 1984 to 1994, and Construction Manager of Newmark's Houston division from 1983 to 1984. From 1981 to 1983, Mr. Rome was employed by Monarch Homes as a construction superintendent. He has also served as an officer in various capacities with the Texas Capitol Area Builders Association.

     B. Coleman Bradley has served as Executive Vice President -- Land Acquisition and Development of the Company since 1997. Additionally, he has served as President and Chief Executive Officer of PUDC since its formation in 1993. From 1990 to 1993, he directed the land development activities of Pacific USA. From 1986 to 1990, Mr. Bradley served as Executive Vice President of Real Estate Decision Systems, and from 1982 to 1986, Mr. Bradley served as President of a Dallas/Fort Worth custom homebuilding company.

     Terry C. White has served as Chief Financial Officer and Treasurer of the Company since 1997. Mr. White is also Senior Vice President, Chief Financial Officer and Treasurer of Newmark, which he joined in 1984 as Controller. Prior thereto, Mr. White was employed by Wood Bros. Homes as a division controller and prior to that he served in various accounting and finance positions with Safeway Stores, Inc. He has played a key role in establishing the Company's accounting controls and management information systems. Mr. White is a certified public accountant and a graduate of the University of North Texas.

     Michael K. McCraw, Chairman of the Board, has served as Chief Financial Officer of Pacific USA since 1992. He is also the President and Chief Operating Officer of Pacific Realty Group, Inc., the immediate parent of the Company. From 1989 to 1992, Mr. McCraw served as Chief Financial Officer of Pacific Southwest Bank. He was formerly associated with KPMG Peat Marwick LLP for 15 years. He is a certified public accountant and a graduate of Texas A & I University.

     Larry D. Horner, a director of the Company, has served as Chairman of Pacific USA since 1994. He is also Chairman of the Board and Chief Executive Officer of Asia Pacific Wire & Cable Corporation Limited, a Bermuda corporation with operations in Southeast Asia, which is publicly traded on the New York Stock Exchange, and a director of American General Corp., Phillips Petroleum Company, Atlantis Plastics, Inc., Biological & Popular Cultures, Inc. and Laidlaw Holdings Inc., an affiliated company. Mr. Horner was formerly associated with KPMG Peat Marwick LLP for 35 years, retiring as Chairman and Chief Executive Officer of both the U.S. and International firms. He is a certified public accountant and a graduate of the University of Kansas and the Stanford Executive Program.

     Bill C. Bradley, a director of the Company, has served as Chief Executive Officer and a director of Pacific USA since 1991. Mr. Bradley was formerly associated with KPMG Peat Marwick LLP for 23 years and also served as a member of its board of directors. He is a graduate of the University of Texas.


     Bill C. Bradley and B. Coleman Bradley are father and son. There are no other familial relationships among the executive officers and directors of the Company.


     TERMS OF OFFICE. Directors of the Company are elected annually by the stockholders to serve for a term of one year or until their successors are duly elected and qualified. Vacancies in unexpired terms and any additional positions created are filled by action of the Board of Directors. The executive officers of the Company are appointed annually by the Board of Directors and serve for a term of one year, or until their successors are appointed or their earlier resignation or removal.

     The Company's Articles of Incorporation provide that the Board of Directors will consist of not less than one nor more than ten members, with the exact number to be determined from time to time by resolution of the Board of Directors. However, no decrease in the number of directors constituting the Board of Directors may shorten the term of any incumbent director, unless the director is removed in accordance with the removal provisions of the Articles. Upon completion of this offering, the number of Board members will be set at six.

     AUDIT COMMITTEE. The Board of Directors has established an Audit Committee to be comprised of independent directors. The functions of the Audit Committee are to make recommendations to the Board of Directors regarding the engagement of the Company's independent accountants and to review with management and the independent accountants the Company's financial statements, basic accounting and financial policies and practices, audit scope and competency of accounting personnel. Members of the Audit Committee will be appointed annually by the Board of Directors and serve at the discretion of the Board of Directors until their successors are appointed or their earlier resignation or removal.

     COMPENSATION COMMITTEE. The Board of Directors has established a Compensation Committee to be comprised of independent directors. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers, other compensation matters and awards under the Company's stock option plan. Members of the Compensation Committee will be appointed annually by the Board of Directors and serve at the discretion of the Board of Directors until their successors are appointed or their earlier resignation or removal.

     COMPENSATION OF DIRECTORS. Independent directors of the Company will receive an annual fee of $15,000 and $2,000 per board meeting attended and will be reimbursed for out-of-pocket expenses incurred for attendance at meetings. Additionally, these independent directors will be eligible to receive phantom stock grants under the Company's Executive Phantom Stock Plan.

     KEY EMPLOYEES. In addition to its executive officers, the following persons are key employees of the Company:

     J. Mike Beckett is Senior Vice President -- Purchasing of Newmark. Mr. Beckett has been employed by Newmark since its inception in 1983. He was promoted to his current position in 1992. Mr. Beckett oversees all purchases for Newmark's operations in five metropolitan markets and has successfully negotiated with major suppliers for substantial price reductions. Additionally, he has established arrangements with suppliers that have resulted in substantial savings on advertising expenses through co-branding, cost sharing and advertising rebates. Mr. Beckett received a science and construction technology degree from Bowling Green State University.

     Ray G. Hurlbut is Executive Vice President -- Houston Division of Newmark. Mr. Hurlbut joined Newmark in 1984 as a sales associate after ten years of experience with two national homebuilders. He was awarded Sales Manager of the Year and Marketing Director of the Year by the Greater Houston Builders Association in 1987 and 1992, respectively. In 1995, he received the Texas Capital Area Builders' Award for Marketing Director of the Year. He served as Vice President -- Sales and Marketing of Newmark until his promotion to Executive Vice President -- Houston Division in 1994.

     Steve J. Von Hofe is Senior Vice President -- Houston Division of Newmark. He joined Newmark in 1984 as a construction superintendent. In 1985, he was named Manager of Construction Operations, in 1992, he became Vice
President -- Construction, and in 1997, Mr. Von Hofe was promoted to his current position as a Senior Vice President. He is a member of the Greater Houston Builders Association Builder Council and a graduate of Western Michigan University.

     Brian K. Shields is Senior Vice President -- Central Texas Division of Newmark. In 1985, Mr. Shields joined Newmark as a construction superintendent and later served as Vice President -- Construction. In 1996, Mr. Shields was promoted to his current position as a Senior Vice President. He serves on the Government Relations Committee of Texas Capitol Area Builder's Association.

     Steve A. Treece is Executive Vice President -- North Texas Division of Newmark. Mr. Treece joined Newmark in 1991 as Director of Sales and Marketing. From 1993 to 1995, he served as Vice President of Fedrick, Harris Estate Homes, overseeing all aspects of custom home construction and sales. In 1995, he was promoted to his current position as Executive Vice President of Newmark.

     Mike M. Moody is the Senior Vice President -- Nashville Division of Newmark. He began his career with Newmark in 1990 as a construction superintendent and was promoted to Sales Manager -- Central Texas in 1992. He served in this capacity until his promotion in 1995 to Senior Vice President. He was recently selected to begin start-up operations for Newmark in Nashville. Mr. Moody is a graduate of the University of Texas.

     EXECUTIVE COMPENSATION. The following tables sets forth a summary of annual and long-term compensation for the fiscal year ended December 31, 1996, for the chief executive officer and for the three other executive officers of the Company whose compensation exceeded $100,000 for such year.

                                               ANNUAL COMPENSATION(1)
             NAME AND                          -----------------------       ALL OTHER
        PRINCIPAL POSITION                      SALARY         BONUS        COMPENSATION
        ------------------                     --------       --------      ------------
Lonnie M. Fedrick,                  1996       $325,000       $454,862         10,630(2)
President and Chief
Executive Officer

J. Eric Rome,                       1996        200,000        290,614          7,744(2)
Executive Vice President --
Homebuilding

B. Coleman Bradley,                 1996        200,000         80,000          9,830(2)
Executive Vice President --
Land Acquisition and
Development

Terry C. White,                     1996        125,000        152,088          7,492(2)
Chief Financial Officer
and Treasurer

---------------

(1) Information with respect to certain prerequisites and other personal benefits has been omitted because the aggregate value of such items does not meet the minimum amount required for disclosure under the regulations of the Securities and Exchange Commission.

(2) Includes contributions pursuant to a 401(k) plan.

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. Prior to this offering, the Board of Directors had no Compensation Committee, and, prior to October 1997, the sole director was Bill C. Bradley.


     EMPLOYMENT AGREEMENTS. Eric Rome, Coleman Bradley, Terry White and James Carr have employment agreements with the Company or a subsidiary of the Company through December 31, 1999. Mr. Rome's base compensation for 1997, 1998 and 1999 is $225,000, $250,000 and $275,000, respectively. Mr. Bradley's base compensation for 1997, 1998 and 1999 is $225,000, $250,000 and $275,000,
respectively. Mr. White's base compensation for 1997, 1998 and 1999 is $137,500, $150,000 and $162,500, respectively. Mr. Carr's base compensation is $409,500, subject to adjustment annually beginning January 1, 1999. In addition, Messrs. Beckett, Hurlbut, Von Hofe, Shields, Treece and Moody, key employees of the Company, also have employment agreements. Each of these employees is permitted to participate in such pension, profit-sharing, bonus, life insurance, hospitalization, major medical, and other employee benefit plans of the Company that may be in effect from time to time.


     PHANTOM STOCK PLAN. The Company intends to adopt an Executive Phantom Stock Plan (the "Plan") in order to offer long-term incentives to key employees. Participating key employees (the "Participants") will receive benefits expressed in shares of Common Stock, but which do not represent actual shares of Common Stock ("Phantom Shares"). Generally, a Participant may exercise the right to receive payment for an award of Phantom Shares equal to the amount by which the Phantom Share price on the date of exercise exceeds the Phantom Share price at the date of grant, multiplied by the number of Phantom Shares exercised (less required tax withholding). The Compensation Committee administers the Plan, which may be amended, modified or terminated by the Board of Directors.

                              CERTAIN TRANSACTIONS


     LOANS FROM PACIFIC USA. The Company owed $4.3 million to Pacific USA at December 31, 1996, and $9.7 million at September 30, 1997. Interest paid to Pacific USA during the years ended December 31, 1994, 1995 and 1996 was approximately $326,000, $432,000 and $439,000, respectively. All amounts outstanding under these loans have been contributed to capital of the Company effective December 31, 1997.


     TAX ALLOCATION AGREEMENT. Pursuant to the Tax Allocation Agreement, the Company is included in the consolidated federal income tax returns filed by Pacific USA. The amount of the Company's liability to (or entitlement to payment from) Pacific USA under the Tax Allocation Agreement will equal the amount of taxes that the Company would owe (or refund that it would receive) had it prepared tax returns on a stand-alone basis. A conflict of interest may arise if Pacific USA chooses to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Pacific USA and detrimental to the Company. In addition, under federal income tax law, each member of a consolidated group (as determined for federal income tax purposes) is also jointly and severally liable for the federal income tax liability of the consolidated group. Pursuant to the Tax Allocation Agreement, Pacific USA has agreed to indemnify the Company for any federal income tax liability for which Pacific USA has already received payment from the Company or with respect to any tax liabilities of Pacific USA or its affiliated entities other than the Company. Payments of $2.8 million, $1.8 million and $3.0 million, respectively, were made by the Company to Pacific USA during 1994, 1995 and 1996 under this agreement.

     RISK MANAGEMENT SERVICES. The Company purchases all of its insurance policies through an affiliated insurance broker, Pacific Agency, Inc. Pacific Agency, Inc. earned commissions of $69,000, $89,000 and $86,000 in 1995, 1996 and the first nine months of 1997, respectively, with respect to such policies. The Company believes that these commissions are comparable to amounts it would pay to an independent third party for similar services.

     PACIFIC USA GUARANTEES. Certain of the Company's construction and lot loans are guaranteed by Pacific USA. The outstanding balance of Company loans guaranteed by Pacific USA was $112,000 at December 31, 1996, with no balance at September 30, 1997. Additionally, the Company and Pacific USA had guaranteed certain construction loans payable by a partnership that is 50% owned by the Company. The partnership's loans guaranteed by the Company and Pacific USA totaled approximately $950,000 at December 31, 1996 and $200,000 at September 30, 1997 and were secured by lots and single family residences. The partnership loans have been repaid in full. In addition, Pacific USA has guaranteed or secured certain of the obligations of the Company with respect to the acquisition of Westbrooke.

     Following the completion of this offering, the Company expects that guarantees from Pacific USA will not be required. Pacific USA will be under no obligation to provide such guarantees to the Company in the future.


     ADMINISTRATIVE SERVICES. Pacific USA provides certain administrative services for the Company because it can obtain lower costs and achieve greater efficiencies and reduce expenses for the Company. Functions which are performed by Pacific USA include payroll and benefits administration and the evaluation and negotiation under national contracts for the purchase of office supplies, long distance and overnight delivery services. The costs of these office supplies, long distance and overnight delivery services may differ from those available to the Company if it were to negotiate these contracts on its own. While Pacific USA has not charged the Company for these services in the past, it may do so in the future at rates which the Company believes are comparable to those attainable from independent vendors. The Company does not expect such charges, if any, to be material.



     DEMOGRAPHIC RESEARCH SERVICES. An affiliated company, Pacific Research Group, provides demographic and economic research to the Company and four other affiliated real estate entities owned by Pacific Realty Group pursuant to a services agreement. The direct costs of research services provided in 1997 totaled $167,000, of which the Company's pro rata (one-fifth) share was $33,400.


     The Board of Directors has adopted a policy that any future transactions with affiliates of the Company will be on terms no less favorable to the Company than are reasonably available from unrelated third parties and shall have been approved by a majority of the Company's directors who do not have a material interest in the transactions.

                               SECURITY OWNERSHIP

     The following table sets forth as of September 30, 1997, certain information with respect to the beneficial ownership of Common Stock by each person who is the beneficial owner of more than 5% of the outstanding Common Stock. None of the Company's directors and executive officers own beneficially or of record any equity securities of the Company.

                                                 SHARES OF COMMON      SHARES OF COMMON STOCK
                                                STOCK BENEFICIALLY       BENEFICIALLY OWNED
                                              OWNED BEFORE OFFERING       AFTER OFFERING(1)
                                              ----------------------   -----------------------
            NAME AND ADDRESS OF                             PERCENT                  PERCENT
              BENEFICIAL OWNER                  NUMBER     OF CLASS     NUMBER      OF CLASS
            -------------------               ----------   ---------   ---------   -----------
Pacific USA Holdings Corp.(2)...............   9,200,000      100%     9,200,000      82.1%
5999 Summerside Drive
Suite 112
Dallas, Texas 75252

---------------

(1) Assumes the Underwriters' over-allotment option will not be exercised. If such option is exercised in full, Pacific USA's percentage ownership interest would be 80.0%.

(2) Pacific USA is an indirect subsidiary of Pacific Electric Wire & Cable Co., Ltd. which directs the voting and investment of its indirect holdings of Pacific USA's Common Stock. All of the Company's outstanding shares of Common Stock are held of record by Pacific Realty Group, a direct subsidiary of Pacific USA. Pacific USA directs the voting and investment of its indirect holdings of the Company's Common Stock. The Company is not aware of any arrangement which may at a subsequent date result in a change in control of the Company or Pacific USA.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, the authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock, $.01 par value, of which 9,200,000 shares were issued and outstanding as of October 31, 1997, and 3,000,000 shares of Preferred Stock, $.01 par value, of which no shares will be issued and outstanding as of October 31, 1997.

     COMMON STOCK. Holders of Common Stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of shareholders. Cumulative voting of shares of Common Stock is prohibited. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

     Subject to the prior rights of the holders of any outstanding Preferred Stock, holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the assets of the Company remaining after payment of all liabilities and payment to holders of Preferred Stock if such Preferred Stock has an involuntary liquidation preference over the Common Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

     PREFERRED STOCK. The Board of Directors is authorized, without any further notice or action of the shareholders, to issue 3,000,000 shares of Preferred Stock in one or more series and to determine the relative rights, preferences and privileges of the shares of any such series. The Company has no present plans to issue any shares of Preferred Stock.

     LIMITATION ON LIABILITY. The Company's Restated Articles of Incorporation and Bylaws provide for indemnification of officers and directors of the Company to the fullest extent permitted by Nevada law. Under the Articles, Directors and officers of the Company are not liable to the Company or its shareholders for damages for breach of fiduciary duty as directors or officers, except for acts or intentional misconduct, fraud or a knowing violation of the law, or the payment of unlawful dividends. The Company has directors and officers' liability insurance.

     ANTI-TAKEOVER PROVISIONS OF STATE LAW. Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes Sections 78.411 through 78.444, which applies to any Nevada corporation subject to the reporting requirements of section 12 of the Securities Exchange Act of 1934, as amended, and which has at least 200 shareholders prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. Pursuant to the Company's Restated Articles of Incorporation, the Company will expressly elect to be governed by the provisions of Sections 78.411 through 78.444 of the Nevada Revised Statutes. A "combination" includes (a) any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to or with an "interested stockholder," having (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation,
(c) any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder," (e) certain transactions which would result in increasing, directly or indirectly, the proportionate share of shares of the corporation owned by the "interested stockholder," or (f) the receipt of benefits by an "interested stockholder," except proportionately as a stockholder, of any loans, advances or other financial benefits provided by the corporation. An "interested stockholder" is a person who (i) directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

     A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval is not obtained, the combination may be consummated after the three year period expires if either (a) (i) the board of directors of the corporation approved, prior to such person becoming an interested stockholder, the combination or the purchase of shares by the interested stockholder or (ii) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the interested stockholder at a meeting called no earlier than three years after the date the interested stockholder became such or (b) the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Section 78.441 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" would not have become the beneficial owner of additional voting shares of the corporation.

     Nevada's "Control Share Acquisition Statute," Nevada Revised Statues sec. 78.378-78.3793, prohibits an "acquiring person", under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada. The Company does not intend to "do business" in Nevada within the meaning of the Control Share Acquisition Statute. Therefore, it is unlikely that the Control Share Acquisition Statute will apply to the Company. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days thereof become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. A special stockholders' meeting may be called at the request of the acquiror to consider the voting rights of the acquiror's shares no more than 50 days (unless the acquiror agrees to a later date) after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and certain other information concerning the acquiror and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquiror's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquiror, or if the acquiror fails to timely deliver an information statement to the corporation, the corporation may, if so provided in its Articles or Bylaws, call certain of the acquiror's shares for redemption at the average price paid for the control shares by the acquiror. The Company's Articles and Bylaws do not currently permit it to call an acquiror's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that in the event the stockholders restore full voting rights to a holder of Control Shares that owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid by the acquiror in the transaction subjecting the acquiror to the statute).

     The provisions described above, together with the ability of the Board of Directors to issue Preferred Stock as described under "-- Preferred Stock," may have the effect of delaying or deterring a change in the control or management of the Company.

     TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have outstanding 11,200,000 shares of Common Stock. Of these shares of Common Stock, the 2,000,000 shares sold in this offering may be publicly offered and sold without restriction, unless they are purchased by affiliates of the Company. Shares of Common Stock outstanding prior to completion of this offering will be "restricted securities" under the Securities Act (the "Restricted Shares"). The Restricted Shares may be sold only if they are registered under the Securities Act by the Company or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. The Company, Pacific Realty Group and Pacific USA have agreed that, for a period of 180 days after the date of this Prospectus, they will not offer, sell or otherwise dispose of shares of Common Stock, without the prior written consent of Dain Rauscher Incorporated on behalf of the Representatives. See "Underwriting."


     In general, under Rule 144 as currently in effect, Pacific USA or any subsequent transferee (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year but less than two years is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 112,000 shares immediately after the offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned Restricted Shares for at least two years, would be entitled to sell such shares under Rule 144 without regard to the volume or manner of sale limitations referred to above.

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock. The sale of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                                  UNDERWRITING



     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Dain Rauscher Incorporated and Laidlaw Global Securities, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:



                                                               NUMBER OF
                                                                 SHARES
                                                               OF COMMON
                        UNDERWRITER                              STOCK
                        -----------                           ------------
Dain Rauscher Incorporated..................................
Laidlaw Global Securities, Inc. ............................

                                                               ---------
          Total ............................................   2,000,000
                                                               =========



     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.



     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $     per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $     per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.



     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 300,000 additional shares of Common Stock, at the public offering price less the underwriting discounts and commissions, as set forth on the cover of the Prospectus. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,000,000 shares of Common Stock offered. The Underwriters may exercise such option only to cover overallotments, if any, made in connection with the sale of Common Stock offered hereby.



     The Company and Pacific USA have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities of the Company which are substantially similar to the shares of Common Stock or which are convertible or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of Dain Rauscher Incorporated, except for the shares of Common Stock offered in connection with this offering.



     The Representatives have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed 5% of the total number of shares of Common Stock offered by them.



     Prior to this offering, there has been no public market for the shares. The initial public offering price was negotiated among the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.



     The Company has applied for listing the Common Stock on the Nasdaq National Market under the symbol "NHCH".

     In connection with this offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in this offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in this offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.



     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.



     Laidlaw Global Securities, Inc., a member of the National Association of Securities Dealers, Inc. ("NASD") and the comanager of this offering, is a partially owned, indirect subsidiary of Pacific USA. The Company is a wholly-owned, indirect subsidiary of Pacific USA. Larry D. Horner and Bill C. Bradley, each a director of the Company, are also Chairman of the Board and a director, respectively, of Laidlaw Holdings, Inc., the sole shareholder of Laidlaw Global Securities, Inc. As a result of the foregoing, this offering is subject to the provisions of Section 2720 of the Conduct Rules of the NASD (formerly Schedule E to the Bylaws of the NASD) ("Section 2720"). Accordingly, the underwriting arrangements for this offering will conform with the requirements set forth in Section 2720. In particular, the price at which such offering is to be distributed to the public must be at a price no higher than that recommended by a "qualified independent underwriter" who has also participated in the preparation of the Registration Statement and the prospectus and who meets certain standards. In accordance with this requirement, Dain Rauscher Incorporated will serve in such role and will recommend the public offering price in compliance with the requirements of Section 2720. Dain Rauscher Incorporated, in its role as qualified independent underwriter, has performed the due diligence investigations and reviewed and participated in the preparation of the Prospectus and the Registration Statement of which the Prospectus forms a part.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby is being passed upon for the Company by Wolin, Ridley & Miller LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas. Andrews & Kurth L.L.P. has represented other subsidiaries of Pacific USA from time to time in connection with asset securitization matters.

                                    EXPERTS

     The financial statements and schedules of Newmark Homes Corp. as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of the Westbrooke Communities, Inc. and Affiliates at December 31, 1995 and 1996 and for the years then ended appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (as amended and together with all exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered pursuant to this Prospectus. This Prospectus has been filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and to the schedules and exhibits thereto.

     The Registration Statement and the exhibits may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, or on the Internet at http://www.sec.gov. Copies of the Registration Statement and the exhibits may also be inspected, without charge, at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the Registration Statement and the exhibits may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549 and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates.

     As a result of this offering, the Company will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. The Company intends to furnish its shareholders with annual reports containing consolidated financial statements certified by its independent auditors and with quarterly reports for each of the first three quarters of each fiscal year containing unaudited consolidated financial information.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Newmark Homes Corp.:
  Pro Forma Condensed Consolidated Financial Statements
     (unaudited)............................................  F-2
     Pro Forma Condensed Consolidated Balance Sheet as of
      September 30, 1997....................................  F-3
     Pro Forma Condensed Consolidated Statement of
      Operations for the Nine Months Ended September 30,
      1997..................................................  F-4
     Pro Forma Condensed Consolidated Statement of
      Operations for the Year Ended December 31, 1996.......  F-5
     Notes to Pro Forma Condensed Consolidated Financial
      Statements............................................  F-6
  Historical Financial Statements:
     Independent Auditors' Report...........................  F-9
     Consolidated Balance Sheets as of December 31, 1995 and
      1996 and September 30, 1997 (unaudited)...............  F-10
     Consolidated Statements of Operations for the Years
      Ended December 31, 1994, 1995 and 1996 and the Nine
      Months Ended September 30, 1996 and 1997
      (unaudited)...........................................  F-11
     Consolidated Statements of Stockholder's Equity for the
      Years Ended December 31, 1994, 1995 and 1996 and the
      Nine Months Ended September 30, 1997 (unaudited)......  F-12
     Consolidated Statements of Cash Flows for the Years
      Ended December 31, 1994, 1995 and 1996 and the Nine
      Months Ended September 30, 1996 and 1997
      (unaudited)...........................................  F-13
     Notes to Consolidated Financial Statements.............  F-14
Westbrooke Communities, Inc. and Affiliates:
  Report of Independent Certified Public Accountants........  F-24
  Combined Balance Sheets as of December 31, 1995 and 1996
     and September 30, 1997
     (unaudited)............................................  F-25
  Combined Statements of Income for the Years Ended December
     31, 1995 and 1996 and the Nine Months Ended September
     30, 1996 and 1997 (unaudited)..........................  F-26
  Combined Statements of Changes in Capital for the Years
     Ended December 31, 1995 and 1996 and the Nine Months
     Ended September 30, 1996 and 1997 (unaudited)..........  F-27
  Combined Statements of Cash Flows for the Years Ended
     December 31, 1995 and 1996 and the Nine Months Ended
     September 30, 1996 and 1997 (unaudited)................  F-28
  Notes to Combined Financial Statements....................  F-29

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The following unaudited pro forma financial statements are derived from the historical financial statements of the Company and Westbrooke Communities, Inc. and certain of its affiliates ("Westbrooke") included elsewhere in this Prospectus. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 1997 is presented as if the Westbrooke acquisition (the "Westbrooke Acquisition"), the contribution of notes payable to Pacific USA to capital (the "Capital Contribution") and the sale of Common Stock offered hereby (the "Offering") had occurred on September 30, 1997. The Pro Forma Condensed Consolidated Statements of Operations for the nine months ended September 30, 1997 and the year ended December 31, 1996 are presented as if the Westbrooke Acquisition, the Capital Contribution and the Offering had occurred on January 1, 1996.

     The Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical consolidated financial statements of Newark Homes Corp. and subsidiaries, including the notes thereto, included elsewhere in the Prospectus. The Pro Forma Condensed Consolidated Financial Statements do not purport to represent the Company's financial position as of September 30, 1997 or the results of operations for the nine months ended September 30, 1997 and for the year ended December 31, 1996 that would actually have occurred had the Westbrooke Acquisition, the Capital Contribution and the Offering been completed on September 30, 1997 or the beginning of the period presented, or to project the Company's financial position or results of operations as of any future date or any future period.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1997
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                     ASSETS


                                                                       COMBINED
                                                                        NEWMARK
                             COMPANY     WESTBROOKE   ACQUISITION         AND        OFFERING          PRO
                            HISTORICAL   HISTORICAL   ADJUSTMENTS     WESTBROOKE    ADJUSTMENTS       FORMA
                            ----------   ----------   -----------     -----------   -----------     ---------
Cash......................   $    727     $ 3,465      $   (212)(a)    $  3,980      $     --       $  3,980
Receivables...............      3,335       1,023            --           4,358            --          4,358
Inventory.................     94,711      54,108        (1,666)(b)     147,153            --        147,153
Investment in
  unconsolidated
  subsidiary..............        368          --            --             368            --            368
Other assets..............      6,122       3,461          (689)(b)       8,894            --          8,894
Goodwill, net.............     27,492          --         9,007(b)       36,499            --         36,499
                             --------     -------      --------        --------      --------       --------
          Total assets....   $132,755     $62,057      $  6,440        $201,252      $     --       $201,252
                             ========     =======      ========        ========      ========       ========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY

Construction loans
  payable.................   $ 56,715     $30,834      $     --        $ 87,549      $ (8,000)(d)   $ 79,549
Bank loan.................         --          --        10,000(a)       10,000       (10,000)(d)         --
Acquisition notes
  payable.................         --          --        18,245(b)       18,245            --         18,245
Notes payable to
  affiliates..............      9,817          --            --           9,817        (9,817)(c)         --
Payable to affiliates.....      2,295          --            --           2,295            --          2,295
Accounts payable and
  accrued liabilities.....     12,327       9,785          (367)(b)      21,745            --         21,745
Other liabilities.........      5,021          --            --           5,021            --          5,021
Subordinated notes
  payable.................         --       7,500        (7,500)(a)          --            --             --
                             --------     -------      --------        --------      --------       --------
  Total liabilities.......     86,175      48,119        20,378         154,672       (27,817)       126,855
                             --------     -------      --------        --------      --------       --------
Minority interest in
  Westbrooke..............         --       2,712        (2,712)(a)          --            --             --
Stockholders' equity:
  Common stock............         92          45           (45)(b)          92            20(d)         112
                                                                                        9,817(c)
  Additional paid-in
     capital..............     42,377       9,955        (9,955)(b)      42,377        17,980(d)      70,174
  Retained earnings.......      4,111       1,226        (1,226)(b)       4,111            --          4,111
                             --------     -------      --------        --------      --------       --------
  Total stockholders'
     equity...............     46,580      11,226       (11,226)         46,580        27,817         74,397
                             --------     -------      --------        --------      --------       --------
  Total liabilities and
     stockholders'
     equity...............   $132,755     $62,057      $  6,440        $201,252      $     --       $201,252
                             ========     =======      ========        ========      ========       ========

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                                                      COMBINED
                                                                       NEWMARK
                             COMPANY     WESTBROOKE   ACQUISITION        AND        OFFERING         PRO
                            HISTORICAL   HISTORICAL   ADJUSTMENTS    WESTBROOKE    ADJUSTMENTS      FORMA
                            ----------   ----------   -----------    -----------   -----------    ---------
Revenues..................   $163,548     $64,843       $    --       $228,391       $    --      $228,391
                                                                                      (1,125)(j)
Cost of sales.............    133,578      57,114          (497)(e)    190,195          (326)(k)   188,744
                             --------     -------       -------       --------       -------      --------
                               29,970       7,729           497         38,196         1,451        39,647
Equity in earnings of
  unconsolidated
  subsidiaries............        262          --            --            262            --           262
Selling, general and
  administrative
  expenses................    (19,121)     (5,686)           --        (24,807)           --       (24,807)
Depreciation and
  amortization............     (1,224)       (518)         (225)(h)     (1,967)           --        (1,967)
                             --------     -------       -------       --------       -------      --------
  Operating income........      9,887       1,525           272         11,684         1,451        13,135
Other income:
  Interest expense........     (1,525)         --        (1,195)(g)     (2,720)           --        (2,720)
  Other income, net.......        421         431            --            852            --           852
                             --------     -------       -------       --------       -------      --------
  Income before income
     taxes and minority
     interests............      8,783       1,956          (923)         9,816         1,451        11,267
Income taxes..............      3,366          --           393(i)       3,759           551(l)      4,310
                             --------     -------       -------       --------       -------      --------
  Income before minority
     interest.............      5,417       1,956        (1,316)         6,057           900         6,957
  Minority interests in
     Westbrooke...........         --         197          (197)(f)         --            --            --
                             --------     -------       -------       --------       -------      --------
  Net income..............   $  5,417     $ 1,759       $(1,119)      $  6,057       $   900      $  6,957
                             ========     =======       =======       ========       =======      ========
Net income per common
  share...................   $   0.59                                 $   0.66                    $   0.62
                             ========                                 ========                    ========
Weighted average common
  shares outstanding......      9,200                                    9,200                      11,200

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996
                                   UNAUDITED
                                 (IN THOUSANDS)


                                                                     COMBINED
                             COMPANY     WESTBROOKE   ACQUISITION   NEWMARK AND    OFFERING
                            HISTORICAL   HISTORICAL   ADJUSTMENTS   WESTBROOKE    ADJUSTMENTS     PRO FORMA
                            ----------   ----------   -----------   -----------   -----------     ---------
Revenues..................   $191,998     $124,301      $    --      $316,299       $    --       $316,299
                                                                                     (1,500)(j)
Cost of sales.............    157,407      108,950         (662)(e)   265,695          (231)(k)    263,964
                             --------     --------      -------      --------       -------       --------
                               34,591       15,351          662        50,604         1,731         52,335
Equity in earnings of
  unconsolidated
  subsidiaries............        792           --           --           792            --            792
Selling, general and
  administrative
  expenses................    (22,976)      (7,999)          --       (30,975)           --        (30,975)
Depreciation and
  amortization............     (1,524)        (586)        (300)(h)    (2,410)           --         (2,410)
                             --------     --------      -------      --------       -------       --------
  Operating
     income...............     10,883        6,766          362        18,011         1,731         19,742
Other income:
  Interest expense........     (1,238)          --       (1,327)(g)    (2,565)           --         (2,565)
  Other income, net.......        851          673           --         1,524            --          1,524
                             --------     --------      -------      --------       -------       --------
  Income before income
     taxes and minority
     interests............     10,496        7,439         (965)       16,970         1,731         18,701
Income taxes..............      4,164           --        2,460(i)      6,624           658(l)       7,282
                             --------     --------      -------      --------       -------       --------
Income before minority
  interests...............      6,332        7,439       (3,425)       10,346         1,073         11,419
Minority interests in
  Westbrooke..............         --        1,384       (1,384)(f)        --            --             --
                             --------     --------      -------      --------       -------       --------
  Net income..............   $  6,332     $  6,055      $(2,041)     $ 10,346       $ 1,073       $ 11,419
                             ========     ========      =======      ========       =======       ========
  Net income per common
     share................   $   0.69                                $   1.12                     $   1.02
                             ========                                ========                     ========
  Weighted average common
     shares outstanding...      9,200                                   9,200                       11,200

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 (IN THOUSANDS)


     Effective January 1, 1998, the Company acquired Westbrooke, a leading builder of single-family homes in the South Florida market. Pursuant to the Stock Purchase Agreement between the Company, Pacific USA and Westbrooke, the consideration for the purchase of all of the outstanding capital stock of Westbrooke consisted of (i) $12,341,000 in promissory notes (the "Acquisition Notes") bearing interest at 6.45% per annum and payable annually over five years and (ii) deferred consideration of up to $7.5 million contingent upon Westbrooke achieving specified cumulative income targets over a period of five years. Pursuant to the Stock Purchase Agreement, in order for the income targets to be met, Westbrooke must achieve net income before income tax (as determined in accordance with the Stock Purchase Agreement) on a cumulative basis of $3,400,000, $7,040,000, $10,920,000, $15,040,000 and $19,400,000 for the fiscal years ending December 31, 1998, 1999, 2000, 2001 and 2002, respectively. Additionally, a promissory note bearing interest at 9% and payable within one year of the closing of the acquisition will be issued to the sellers (as additional purchase price) based on the estimated amount by which stockholders' equity of Westbrooke exceed $5.0 million at closing. Based on the balance of Westbrooke's stockholder's equity at September 30, 1997 of $11,226,000, the principal balance of this note would have been $5,904,000.



     In connection with the acquisition of Westbrooke by the Company, Westbrooke borrowed $10.0 million under a bank loan (the "Westbrooke Bank Loan") to repay the $7.5 million outstanding balance of its subordinated notes (the "Subordinated Notes") and to redeem $2.5 million of minority interests in Westbrooke (collectively, the pre-acquisition transactions). Upon the acquisition of Westbrooke and the subsequent funding of this offering, the Company intends to use $10 million of the net proceeds of the offering to repay the Westbrooke Bank Loan.


     Contemporaneously with the consummation of the Offering, all of the indebtedness owed to Pacific USA ($9.8 million at September 30, 1997) will be contributed to capital of the Company (the "Capital Contribution").

The pro forma adjustments to the Pro Forma Condensed Consolidated Balance Sheet as of September 30, 1997 are as follows:


(a) To record the pre-acquisition transactions by
  Westbrooke:
       Proceeds from the Westbrooke Bank Loan...............  $ 10,000
       Reduction in cash....................................      (212)
       Repayment of the Subordinated Notes..................    (7,500)
       Redemption of minority interest in Westbrooke........    (2,712)
     Minority interest in Westbrooke in excess of $2.5
      million are to be distributed to the minority owner
      from available cash.
(b) To record the Westbrooke Acquisition and related
      purchase accounting adjustments:
       Issuance of the Acquisition Notes....................  $ 18,245
       Reduction of inventory...............................    (1,666)
       Reduction in other assets............................      (689)
       Goodwill.............................................     9,007
       Reduction in accounts payable and accrued
        liabilities.........................................      (367)
       Elimination of stockholders' equity of Westbrooke:
          Common Stock......................................  $    (45)
          Additional paid-in capital........................    (9,955)
          Retained earnings.................................    (1,226)
                                                              --------
                                                              $ 11,226
                                                              ========

     Excluded from the acquisition of Westbrooke are a
      condominium with a carrying value of $689,000 and a
      mortgage note payable on the condominium of $367,000
      which will be distributed to the seller prior to
      consummation of the acquisition.
(c) To record the Capital Contribution......................  $  9,817
(d) To record the estimated net proceeds from the Offering
      and the anticipated use of proceeds therefrom:
       Common Stock.........................................  $     20
       Additional paid in capital...........................    17,980
                                                              --------
          Net proceeds from the Offering....................  $ 18,000
       Repayment of the Westbrooke Bank Loan................   (10,000)
       Repayment of construction notes payable..............    (8,000)



     The pro forma adjustments to the Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 are as follows.


                                                        YEAR ENDED        NINE MONTHS ENDED
                                                     DECEMBER 31, 1996    SEPTEMBER 30, 1997
                                                     -----------------    ------------------
(e) To record the net decrease in cost of sales due
       to the reduction of interest incurred
       resulting from the repayment of the
       Subordinated Notes (which bear interest at
       19.5%) and the borrowings under the
       Westbrooke Bank Loan (at an estimated
       interest rate of 8.0%):
       Interest on the Subordinated Notes..........       $(1,462)             $(1,097)
       Interest on the Westbrooke Bank Loan........           800                  600
                                                         --------             --------
                                                          $  (662)             $  (497)
                                                         ========             ========
(f) To record the elimination of minority interests
       in Westbrooke...............................       $(1,384)             $  (197)
(g) To record interest on the Acquisition Notes....       $(1,327)             $(1,195)
(h) Amortization of goodwill acquired in the
       Westbrooke Acquisition......................       $  (300)             $  (225)
(i) Tax effect of Westbrooke income and pro forma
       adjustments resulting from the Westbrooke
       Acquisition.................................       $ 2,460              $   393
     Westbrooke qualified as a Subchapter S
       corporation for tax purposes; accordingly,
       no taxes have been recorded on the
       historical financial statements of
       Westbrooke. The pro forma adjustments for
       income taxes have been recorded at the
       estimated effective tax rate of the Company
       of 38%.

                                                        YEAR ENDED        NINE MONTHS ENDED
                                                     DECEMBER 31, 1996    SEPTEMBER 30, 1997
                                                     -----------------    ------------------
(j) To record the decrease in cost of sales due to
       the reduction of interest incurred resulting
       from the repayment of the Westbrooke Bank
       Loan (with an estimated interest rate of
       8.0%) and $8.0 million of construction notes
       payable (which bear interest at 8.75%) from
       the net proceeds from the Offering:
       Interest on the Westbrooke Bank Loan........       $  (800)             $  (600)
       Interest on construction notes payable......          (700)                (525)
                                                         --------             --------
                                                          $(1,500)             $(1,125)
                                                         ========             ========
(k) To record the decrease in cost of sales due to
       the reduction of interest incurred resulting
       from the Capital Contribution...............       $  (231)             $  (326)
(l) To record tax effect of pro forma adjustments
       related to the Capital Contribution and the
       use of net proceeds from the Offering.......       $   658              $   551

                          INDEPENDENT AUDITORS' REPORT

WHEN THE TRANSACTION REFERRED TO IN NOTE 2(j) OF THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS HAS BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

                                            KPMG Peat Marwick LLP

The Board of Directors
Newmark Homes Corp.:

     We have audited the accompanying consolidated balance sheets of Newmark Homes Corp. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the years for the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Newmark Homes Corp. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Dallas, Texas
February 14, 1997, except as to
Note 2(j), which is as of

and Note 11, which is


as of January 1, 1998

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS


                                                                DECEMBER 31,
                                                             -------------------   SEPTEMBER 30,
                                                               1995       1996         1997
                                                             --------   --------   -------------
                                                                                    (UNAUDITED)
Cash.......................................................  $    250   $    642     $    727
Certificate of deposit (note 7)............................     1,000      1,000           --
Receivables:
  Title companies..........................................     1,095      1,364        2,930
  Affiliates...............................................       191         50           --
  Other....................................................       263        842          405
Inventory (notes 4, 7 and 8):
  Single family residences.................................    48,034     67,141       73,994
  Lots.....................................................    11,655     16,518       20,717
                                                             --------   --------     --------
                                                               59,689     83,659       94,711
Land held for development (notes 4 and 8)..................     5,631        325          450
Note receivable (note 5)...................................     3,034         --           --
Investment in unconsolidated subsidiaries (note 6).........     1,773      1,448          368
Property, premises and equipment, net of accumulated
  depreciation of $409, $676 and $945 in 1995, 1996, and
  1997, respectively.......................................     1,034      1,691        2,832
Deferred tax asset, net (note 9)...........................       436        966          969
Other assets (note 4)......................................       918        955        1,871
Goodwill, net of accumulated amortization of $1,710, $2,740
  and $3,256 in 1995, 1996, and 1997, respectively (note
  3).......................................................    29,231     28,235       27,492
                                                             --------   --------     --------
          Total assets.....................................  $104,545   $121,177     $132,755
                                                             ========   ========     ========

                              LIABILITIES AND STOCKHOLDER'S EQUITY

Construction loans payable (note 7)........................  $ 39,859   $ 56,462     $ 56,715
Notes payable to affiliates (note 8).......................     7,569      4,306        9,817
Other payables to affiliates (notes 8 and 9)...............       971      2,062        2,295
Accounts payable and accrued liabilities...................     7,689     10,162       12,327
Other liabilities (note 10)................................     2,644      4,256        5,021
                                                             --------   --------     --------
          Total liabilities................................    58,732     77,248       86,175
                                                             --------   --------     --------
Stockholder's equity (note 7):
  Common stock -- $.01 par value; 30,000,000 shares
     authorized, 9,200,000 shares issued and outstanding...        92         92           92
  Additional paid-in capital...............................    43,439     42,415       42,377
  Retained earnings........................................     2,282      1,422        4,111
                                                             --------   --------     --------
          Total stockholder's equity.......................    45,813     43,929       46,580
Commitments and contingencies (notes 3, 7 and 10)..........
                                                             --------   --------     --------
          Total liabilities and stockholder's equity.......  $104,545   $121,177     $132,755
                                                             ========   ========     ========


        See accompanying notes to the consolidated financial statements.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         YEAR ENDED              NINE MONTHS ENDED
                                                        DECEMBER 31,               SEPTEMBER 30,
                                               ------------------------------   -------------------
                                                 1994       1995       1996       1996       1997
                                               --------   --------   --------   --------   --------
                                                                                    (UNAUDITED)
Revenues.....................................  $108,630   $125,427   $191,998   $139,727   $163,548
Cost of sales (note 4).......................    86,260    102,591    157,407    114,059    133,578
                                               --------   --------   --------   --------   --------
Gross profit.................................    22,370     22,836     34,591     25,668     29,970
Equity in earnings from unconsolidated
  subsidiaries(note 6).......................        --      1,978        792        660        262
Selling, general and administrative
  expenses...................................   (12,928)   (16,572)   (22,976)   (17,282)   (19,121)
Depreciation and amortization................      (831)    (1,271)    (1,524)    (1,110)    (1,224)
                                               --------   --------   --------   --------   --------
  Operating income...........................     8,611      6,971     10,883      7,936      9,887
Other income (expense):
  Interest expense (notes 4 and 8)...........      (613)    (1,332)    (1,238)      (943)    (1,525)
  Other income, net (note 8).................       191        607        851        665        421
                                               --------   --------   --------   --------   --------
     Income before income taxes..............     8,189      6,246     10,496      7,658      8,783
Income taxes (note 9)........................     3,205      2,477      4,164      2,952      3,366
                                               --------   --------   --------   --------   --------
     Net income..............................  $  4,984   $  3,769   $  6,332   $  4,706   $  5,417
                                               ========   ========   ========   ========   ========
Net income per common share..................  $   0.54   $   0.41   $   0.69   $   0.51   $   0.59
                                               ========   ========   ========   ========   ========

        See accompanying notes to the consolidated financial statements.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                 ADDITIONAL
                                                        COMMON    PAID-IN     RETAINED
                                                        STOCK     CAPITAL     EARNINGS    TOTAL
                                                        ------   ----------   --------   -------
Balance, December 31, 1993............................   $ 2      $25,221     $   809    $26,032
Additional capital contribution.......................    --        4,660          --      4,660
Initial capital contribution of the Company (note
  2)..................................................    92          (91)         --          1
Net income............................................    --           --       4,984      4,984
                                                         ---      -------     -------    -------
Balance, December 31, 1994............................    94       29,790       5,793     35,677
Contribution of Newmark Homes Corporation and Pacific
  United Development Corporation (note 2).............    (2)           2          --         --
Acquisition of The Adler Companies, Inc. (note 3).....    --       13,211          --     13,211
Additional capital contribution.......................    --          436          --        436
Dividends Paid........................................    --           --      (7,280)    (7,280)
Net income............................................    --           --       3,769      3,769
                                                         ---      -------     -------    -------
Balance, December 31, 1995............................    92       43,439       2,282     45,813
Capital contribution..................................    --        1,247          --      1,247
Dividends paid........................................    --       (2,271)     (7,192)    (9,463)
Net income............................................    --           --       6,332      6,332
                                                         ---      -------     -------    -------
Balance, December 31, 1996............................    92       42,415       1,422     43,929
Capital contribution (unaudited)......................    --          125          --        125
Dividends paid (unaudited)............................    --         (163)     (2,728)    (2,891)
Net income (unaudited)................................    --           --       5,417      5,417
                                                         ---      -------     -------    -------
Balance, September 30, 1997 (unaudited)...............   $92      $42,337     $ 4,111    $46,580
                                                         ===      =======     =======    =======

        See accompanying notes to the consolidated financial statements.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                        YEAR ENDED                NINE MONTHS ENDED
                                                                       DECEMBER 31,                 SEPTEMBER 30,
                                                              ------------------------------     --------------------
                                                                1994       1995       1996         1996        1997
                                                              --------   --------   --------     ---------   --------
                                                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $  4,984   $  3,769   $  6,332     $   4,706   $  5,417
  Adjustments to reconcile net income to net cash used in
    operating activities:
    Depreciation and amortization...........................       831      1,271      1,524         1,110      1,224
    Net (gain) loss on sale of property, premises and
      equipment.............................................       (31)       (14)       (82)            8         20
    Equity in earnings from unconsolidated subsidiaries.....        --     (1,978)      (792)         (660)      (262)
    Deferred tax (benefit) expense..........................      (135)       254       (518)          (50)        (3)
    Changes in operating assets and liabilities:
      Inventory and land held for development, net..........   (14,793)   (16,104)   (18,664)      (12,672)   (11,177)
      Receivables --  title companies.......................       175        146       (269)       (1,552)    (1,566)
      Receivables --  affiliates and other..................       (91)      (329)      (438)         (230)       487
      Other assets..........................................      (715)       504        (49)         (242)      (916)
      Payable to affiliates.................................       764        207      1,091          (742)       233
      Accounts payable and accrued liabilities..............      (946)     2,887      2,473         2,926      2,165
      Other liabilities.....................................      (209)       561      1,612         1,721        765
                                                              --------   --------   --------     ---------   --------
      Net cash provided by (used in) operating activities...   (10,166)    (8,826)    (7,780)       (5,677)    (3,613)
                                                              --------   --------   --------     ---------   --------
Cash flows from investing activities:
  Proceeds from maturity of certificate of deposit..........     1,000      1,000      1,000         1,000      1,000
  Purchase of certificate of deposit........................    (1,000)    (1,000)    (1,000)       (1,000)        --
  Advance on note receivable................................        --     (3,034)        --            --         --
  Repayment of note receivable..............................        --         --      3,034         3,034         --
  Purchases of property, premises and equipment.............      (389)      (709)    (1,285)         (576)    (1,635)
  Proceeds from sales of property, premises and equipment...        60         82        216            92         24
  Acquisition of Adler (note 3).............................        --         27         --            --         --
  Other.....................................................       (79)        --        (34)          (24)       (31)
  Investment in unconsolidated subsidiaries.................        --        (17)        --            --       (105)
  Distributions from unconsolidated subsidiaries............        --        144      1,117           518      1,447
                                                              --------   --------   --------     ---------   --------
      Net cash provided by (used in) investing activities...      (408)    (3,507)     3,048         3,044        700
                                                              --------   --------   --------     ---------   --------
Cash flows from financing activities:
  Capital contributions received............................     4,661        436      1,247           603        125
  Dividends paid............................................        --     (7,280)    (9,463)       (3,425)    (2,891)
  Proceeds from advances on construction loans payable......    59,147     91,398    133,349        94,158    105,355
  Principal payments on construction loans payable..........   (58,792)   (74,024)  (116,746)      (87,815)  (105,102)
  Proceeds from advances on notes payable
    to affiliate............................................     6,300      1,269      4,455         3,172      6,885
  Principal payments on notes payable to affiliate..........        --         --     (7,718)       (4,015)    (1,374)
                                                              --------   --------   --------     ---------   --------
      Net cash provided by financing activities.............    11,316     11,799      5,124         2,678      2,998
                                                              --------   --------   --------     ---------   --------
Increase (decrease) in cash.................................       742       (534)       392            45         85
Cash, beginning of period...................................        42        784        250           250        642
                                                              --------   --------   --------     ---------   --------
Cash, end of period.........................................  $    784   $    250   $    642     $     295   $    727
                                                              ========   ========   ========     =========   ========
Supplemental disclosures of cash flow information:
  Cash paid for:
    Interest................................................  $  2,196   $  3,739   $  4,928     $   3,602   $  4,840
                                                              ========   ========   ========     =========   ========
    Income taxes............................................  $  2,975   $  2,307   $  3,164     $   3,164   $  3,054
                                                              ========   ========   ========     =========   ========


  See accompanying note 3 for supplemental disclosure of noncash investing and financing activities.

        See accompanying notes to the consolidated financial statements.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1994, 1995, 1996
 (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)

(1) ORGANIZATION

     Newmark Homes Corp. (NHC) and subsidiaries (the Company) is a wholly owned subsidiary of Pacific Realty Group (PRG) and ultimately a subsidiary of Pacific USA Holdings Corp. (PUSA). NHC was formed in December 1994 to serve as a real estate holding company.

     NHC's primary subsidiaries are as follows:

                    SUBSIDIARY                                         NATURE OF BUSINESS
                    ----------                                         ------------------
Newmark Home Corporation (Newmark).................    Single-family residential homebuilding in Texas and
                                                         Tennessee
The Adler Companies, Inc. (Adler)..................    Single-family residential homebuilding in Florida
Pacific United Development Corporation
  (PUDC)...........................................    Residential lot developer in Texas and Tennessee

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of the Company conform to generally accepted accounting principles and general practices within the homebuilding industry. The following summarizes the more significant of these policies.

  (a) Basis of Presentation

     The consolidated financial statements include the accounts of NHC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. On February 24, 1995 and May 1, 1995 the common stock of Newmark and PUDC, respectively, which were both wholly-owned subsidiaries of PUSA, were contributed to the Company. The contributions were accounted for at historical cost in a manner similar to pooling of interests. As a result, these consolidated financial statements have been restated on a combined basis for all periods prior to the combination.

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


     Effective January 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (Statement
121). Statement 121 addresses the accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is evaluated by estimating future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the assets, an impairment loss is recognized. Fair value, for purposes of calculating impairment, is measured based on discounted future cash flows using a risk-adjusted discount rate. The Company's adoption of Statement 121 had no effect on the Company's financial position or results of operations.


     Statement of Financial Accounting Standards No. 128, issued in February 1997, established standards for computing and presenting earnings per share
(EPS). This Statement replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS. This Statement will be effective for the Company's year ending December 31, 1997.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

 (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


     Statement of Financial Accounting Standards No. 129, issued in February 1997, requires certain disclosures about an entity's capital structure. The Company does not believe that this statement will have an impact on future results from operations or liquidity. This statement will be effective for the Company's year ending December 31, 1997.



     Statement of Financial Accounting Standards No. 130, issued in June 1997, established standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company does not believe that this statement will have an impact on future results from operations or liquidity. This statement is effective for fiscal periods beginning after December 15, 1997.



     Statement of Financial Accounting Standards No. 131, issued in June 1997, requires that public business enterprises report certain information about operating segments, products and services, the geographic areas in which they operate and their major customers. The Company does not believe that this statement will have an impact on future results from operations or liquidity. This statement is effective for fiscal years beginning after December 15, 1997.


     The Company conducts business primarily in Texas, Florida and Tennessee. Accordingly, the market value of the Company's inventory is susceptible to changes in market conditions that may occur in Texas, Florida and Tennessee.

  (b) Receivables from Title Companies

     Receivables from title companies consist of sales proceeds due for homes sold and closed, less amounts withheld by the title companies for disbursement to third parties.


  (c) Inventory and Land Held for Development


     Single family residences are recorded at the lower of cost or estimated net realizable value. Net realizable value is defined as the estimated proceeds upon disposition, less applicable future costs to complete and sell. Construction costs are accumulated during the period of construction. The Company utilizes the specific identification method of charging construction costs to cost of sales as units are sold. Common construction overhead costs are allocated to each individual unit (home) in the various subdivisions based upon the total number of units to be constructed in each subdivision community.

     Interest cost and overhead related to construction activities, primarily salaries and benefits of supervisors and support staff, are capitalized as construction costs during the construction period and charged to cost of sales as the related inventories are sold. General and administrative costs and selling costs are expensed at the time they are incurred.

  (d) Property, Premises and Equipment

     Property, premises and equipment, consisting primarily of office premises, transportation equipment, office furniture and fixtures, and model home furniture, are carried at cost net of accumulated depreciation. Office premises and transportation equipment are depreciated using the straight-line method over thirty years and five years, respectively. Furniture and fixtures and model home furniture are depreciated over estimated useful lives of three to seven years using the declining balance method switching to the straight-line method in the year that depreciation, computed on the straight-line method, equals or exceeds that determined under the declining-balance method.

  (e) Purchase Options

     The Company enters into lot option contracts and contracts to purchase undeveloped land. When the Company does not exercise an option, its liability is limited to the forfeiture of the related deposit (note 4).

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

 (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)

Consequently, the Company's policy is to record the lots or land and the related liabilities at the time such are purchased and legal title has passed.

  (f) Goodwill

     The excess of the purchase price paid by the Company over the fair value of net assets acquired is recorded as goodwill and is being amortized on a straight-line basis over 30 years.

     The Company evaluates goodwill for impairment periodically by determining whether the amortization of the balance over its remaining life can be recovered through future operations of the Company.

  (g) Revenue Recognition

     Revenue is generally recognized at the time of the closing of the sale, when title to and possession of the property transfers to the buyer.

  (h) Advertising Costs

     As incurred, the Company expenses advertising costs, consisting primarily of newspaper and trade publications, signage and the cost of maintaining an internet web site. Advertising expense included in selling, general and administrative expenses for the years ended December 31, 1994, 1995 and 1996 was approximately $1.8 million, $1.9 million and $3.1 million, respectively.

  (i) Income Taxes


     The Company is included in the consolidated federal income tax return of PUSA. Under a tax sharing agreement with PUSA, the Company is required to calculate its federal income tax on a separate company basis and pay to PUSA the amount of the liability. The Company is entitled to receive payments from PUSA. Such payment is only available to the extent the benefits calculated can be utilized to offset prior separate company income through carryback or, if carried forward, at the time such benefits are fully utilized to offset separate company income.


     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (j) Earnings Per Share

     The Company intends to file in December 1997 a registration statement on Form S-1 with the Securities and Exchange Commission for the issuance of common stock (the "Offering"). In connection with the Offering, the Company is expected to declare a 92-for-1 split of its common stock outstanding. The accompanying consolidated financial statements have been restated to reflect this split. Earnings per share are computed using the weighted average number of shares outstanding of 9,200,000 for the years ending December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997.

  (k) Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires companies to disclose the estimated fair value of their financial instrument assets and

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

 (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)

liabilities. Fair value estimates are made at a specific point in time, based upon relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. The carrying values of cash, other receivables, accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying value of construction loans payable approximates its fair value as substantially all of the debt has a fluctuating interest rate based upon a current market index.

  (l) Interim Financial Statements

     In the opinion of management, the unaudited interim consolidated financial statements at September 30, 1997 and for the nine-month periods ended September 30, 1996 and 1997 include all adjustments, consisting of normal recurring accruals, necessary to present fairly the Company's consolidated financial position at September 30, 1997 and the consolidated results of operations and cash flows for the nine-month periods ended September 30, 1996 and 1997. Results for the period ended September 30, 1997 are not necessarily indicative of the results to be expected for the entire fiscal year.

(3) ACQUISITION


     On March 1, 1995, NHC Florida Acquisition Company (subsequently renamed The Adler Companies, Inc.), a wholly owned subsidiary of PUSA, acquired the Miami, Florida homebuilding operations of The Adler Family Partnership for an initial purchase price of $12.9 million, consisting of $9.6 million in cash and a note payable due from PUSA of $3.3 million. PUSA subsequently contributed Adler to the Company. This acquisition has been accounted for using the purchase method and, accordingly, the operating results of Adler have been included in the Company's consolidated operating results since the effective date of the acquisition.


     The note payable from PUSA to The Adler Family Partnership was not assumed by the Company. The Company is a guarantor on a letter of credit issued by a financial institution as security for the note. The amount of this note payable at December 31, 1995 and 1996 was $3.3 million and $2.7 million, respectively.

     As of March 1, 1995, the fair values of assets acquired and liabilities assumed, exclusive of cash acquired of $174,000, were as follows (in thousands):

Inventory...................................................  $ 2,744
Receivables -- title company................................      139
Property and equipment......................................       86
Investment in partnership...................................      (78)
Other assets................................................      601
Goodwill....................................................   12,416
Construction loans payable..................................   (2,378)
Other liabilities...........................................     (755)
                                                              -------
                                                              $12,775
                                                              =======

     Additional acquisition costs of $263,000 and $147,000 were incurred by the PUSA and the Company, respectively, and recorded to goodwill.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

 (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)

(4) INVENTORY

     The inventory of single family residences as of December 31, 1995 and 1996 and September 30, 1997 consists of the following:

                               NUMBER OF HOMES                     CARRYING VALUE
                        -----------------------------    -----------------------------------
                        DECEMBER 31,                        DECEMBER 31,
                        ------------    SEPTEMBER 30,    ------------------    SEPTEMBER 30,
                        1995    1996        1997          1995       1996          1997
                        ----    ----    -------------    -------    -------    -------------
                                                                   (IN THOUSANDS)
Completed.............  102     110          115         $17,359    $18,359       $20,646
Under construction....  232     398          452          24,221     43,218        45,399
Models................   35      28           36           6,454      5,564         7,949
                        ---     ---          ---         -------    -------       -------
                        369     536          603         $48,034    $67,141       $73,994
                        ===     ===          ===         =======    =======       =======

     A summary of interest capitalized in inventory is as follows (in thousands):

                                                                           NINE MONTHS
                                           YEAR ENDED DECEMBER 31,     ENDED SEPTEMBER 30,
                                          -------------------------    --------------------
                                           1994      1995     1996       1996        1997
                                          ------    ------   ------    --------    --------
Interest capitalized, beginning of
  period................................  $1,179    $  820   $1,061      $1,061       1,494
Interest incurred.......................   1,675     3,302    4,596       3,710       4,844
Less interest included in:
  Cost of sales.........................   1,421     1,729    2,925       2,025       2,689
  Other income (expense)................     613     1,332    1,238         943       1,525
                                          ------    ------   ------      ------      ------
Interest capitalized, end of period.....  $  820    $1,061   $1,494      $1,803      $2,124
                                          ======    ======   ======      ======      ======


     In the ordinary course of business, the Company enters into contracts to purchase lots and land for development. At December 31, 1995 and 1996 and September 30, 1997, the Company had nonrefundable deposits aggregating $531,000, $452,000 and $160,000 included in other assets in the accompanying consolidated balance sheets, for lots and land with a related purchase price of approximately $39.0 million, $30.3 million and $54.7 million, respectively. The Company's liability for nonperformance under such contracts is limited to forfeiture of the related deposits.


(5) NOTE RECEIVABLE

     Note receivable represents an amount receivable from the sale of undeveloped land. The terms of the note required quarterly payments of principal and interest at a rate of 10%. The note was paid in full during 1996.

(6) INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

     Investment in unconsolidated subsidiaries at December 31, 1995 and 1996 represents the Company's 50% general partnership interest in the Twin Acres Partnership (Twin Acres). Twin Acres owns certain land in Broward County, Florida, for the purpose of developing, constructing and selling single family residences. The Company obtained its investment in Twin Acres in 1995 in the acquisition of Adler (see note 3). The Company does not have control of Twin Acres and therefore has accounted for its partnership interest using the equity method.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

 (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)

     Summarized financial information for Twin Acres is as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1995       1996
                                                              -------    ------
Assets:
  Cash and receivables......................................  $ 1,186    $  441
  Lot inventory.............................................    5,267     1,988
  Single family residence inventory.........................    4,917     1,833
  Other assets..............................................       78        93
                                                              -------    ------
                                                              $11,448    $4,355
                                                              =======    ======
Liabilities:
  Accounts payable..........................................  $   748    $  126
  Customer deposits.........................................      882       396
  Construction loans payable................................    5,515       950
                                                              -------    ------
                                                                7,145     1,472
Partners' capital...........................................    4,303     2,883
                                                              -------    ------
                                                              $11,448    $4,355
                                                              =======    ======

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Revenues....................................................  $38,872    $19,869
Cost of sales...............................................   29,352     15,488
                                                              -------    -------
                                                                9,520      4,381
Subdivision overhead........................................    5,495      2,819
Other, net..................................................      (62)       (29)
                                                              -------    -------
  Net income................................................  $ 4,087    $ 1,591
                                                              =======    =======

     The construction loans payable require monthly payments of interest only at prime plus 1% through April 1997, at which time all unpaid interest and principal is due. The due date of the construction loans was extended to October 21, 1997, by which time Twin Acres is scheduled to close on the sale of the remainder of its homes and will utilize the proceeds from these closings to repay the loan.

     During 1997, the Company acquired a 49% interest in Pacific Title L.L.C., a title agency, for $24,000 and a 50% interest in NHC Mortgage, a mortgage finance company, for $81,000. The Company does not have control of these entities and therefore has accounted for its interests using the equity method.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

 (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)

(7) CONSTRUCTION LOANS PAYABLE

     Construction loans payable consist of the following (in thousands):

                                                               1995       1996
                                                              -------    -------
Construction and lot loans with financial institutions,
  collateralized by lots and single family residences
  completed or under construction, bearing interest at the
  prime rate plus 0.50% to 1.50% (8.75% to 9.75% at December
  31, 1996), maturing upon completion and sale of the homes
  as defined in the loan agreement.                           $36,114    $52,635
$4,500,000 revolving construction loan with a financial
  institution collateralized by single-family residences
  completed and under construction, interest payable monthly at prime plus 1.50% (9.75% at December 31, 1996), with
  final maturity in August 1998.                                2,416      1,421
Promissory note drawn on line of credit with a bank,
  collateralized by a deed of trust on property, bearing
  interest at a reference rate plus 0.75% (9.00% at December
  31, 1996) payable monthly, maturing July 31, 1998.               --      1,391
Revolving line of credit with a financial institution,
  collateralized by a certificate of deposit, due on demand
  on or before January 31, 1997; interest due monthly at
  1.00% in excess of the rate earned on the collateral
  (5.90% at December 31, 1996).                                 1,000      1,000
Promissory note payable to an individual, collateralized by
  single family residences completed or under construction,
  interest due quarterly at 7%.                                   308         --
Other                                                              21         15
                                                              -------    -------
                                                              $39,859    $56,462
                                                              =======    =======


     Construction and lot loans are generally repaid as sales of individual homes are closed and therefor are considered current at December 31, 1997. At December 31, 1996, the Company had unused lines of credit for construction loans totaling approximately $114 million.



     Certain of the Company's lenders require, among other things, that the Company maintain minimum tangible net worth levels and debt to tangible net worth ratios. At December 31, 1996, the Company was in compliance with such requirements after receipt of certain debt waivers from the lenders. Certain debt agreements of NHC's subsidiaries restrict the subsidiaries' ability to pay dividends or advance funds to NHC to the extent that the payment would put the subsidiary in violation of debt covenants. Under the most restrictive of these covenants, there was no restriction on the amount of retained earnings available to pay dividends at December 31, 1996.


     Certain of the Company's construction and lot loans are guaranteed by PUSA. The outstanding balance of Company loans guaranteed by PUSA was $112,000 at December 31, 1996. Additionally, the Company and PUSA guarantees construction loans payable by Twin Acres. Twin Acres' loans guaranteed by the Company and PUSA totaled approximately $950,000 at December 31, 1996 and are secured by lots and single family residences. Twin Acres' loans matured in April 1997.

(8) PAYABLE TO AFFILIATES

     Payable to affiliates consists of amounts owed by Newmark, Adler and PUDC to PUSA. Of the total amount owed at December 31, 1995 and 1996, $7.6 million and $4.3 million, respectively, was in the form of notes payable that accrue interest at various rates, notes payable owed by PUDC to PUSA are collateralized by land

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

 (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)

held for commercial development and single family residential lots. Total interest paid to PUSA during the years ended December 31, 1994, 1995 and 1996 was approximately $326,000, $432,000 and $439,000, respectively.

     The Company purchases insurance policies from an affiliated insurance broker. The affiliated entity earned commissions of $69,000 and $89,000 in 1995 and 1996, respectively, with respect to such policies. PUSA provides certain administrative services to the Company including legal services, payroll and benefit processing, and the evaluation, negotiation and purchase of office supplies, long distance and overnight-delivery services, for which the Company has not been charged. The Company also purchases demographic and economic research information through an affiliate for $10,000 per year.

     The Company provides various managerial services to Twin Acres for which it receives a fee. For the years ended December 31, 1995 and 1996, management fees included in other income were $607,000 and $851,000, respectively.

(9) INCOME TAXES

     Components of income tax expense (benefit) consist of (in thousands):

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                       ------------------------
                                                        1994     1995     1996
                                                       ------   ------   ------
Current:
  Federal............................................  $3,006   $2,057   $4,231
  State..............................................     334      166      451
                                                       ------   ------   ------
                                                        3,340    2,223    4,682
Deferred:
  Federal............................................    (119)     224     (459)
  State..............................................     (16)      30      (59)
                                                       ------   ------   ------
                                                         (135)     254     (518)
                                                       ------   ------   ------
                                                       $3,205   $2,477   $4,164
                                                       ======   ======   ======

     The difference between total reported income taxes and expected income tax expense computed using the federal statutory income tax rate of 34% for 1994 and 1995 and 35% for 1996, is reconciled as follows (in thousands):

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                               1994     1995     1996
                                                              ------   ------   ------
Computed "expected" tax expense.............................  $2,784   $2,124   $3,674
Goodwill amortization.......................................     204      205      211
State taxes, net of federal benefit.........................     210      129      255
Other.......................................................       7       19       24
                                                              ------   ------   ------
                                                              $3,205   $2,477   $4,164
                                                              ======   ======   ======

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

 (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)

     Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 1995 and 1996 are as follows (in thousands):

                                                               1995     1996
                                                              ------    -----
Deferred tax assets:
  Warranty reserve..........................................  $  214    $ 240
  Advertising accrual.......................................      60      145
  Property, premises and equipment, principally due to
     differences in depreciation............................      50       35
  Capitalized interest......................................     201      184
  Accrued bonuses...........................................     401      592
  Other.....................................................     142      150
                                                              ------    -----
          Total gross deferred tax assets...................   1,068    1,346
                                                              ------    -----
Deferred tax liabilities:
  Amortizable intangibles...................................     (95)    (262)
  Partnership investment....................................    (517)    (100)
  Other.....................................................     (20)     (18)
                                                              ------    -----
          Total gross deferred tax liabilities..............    (632)    (380)
                                                              ------    -----
          Net deferred tax asset............................  $  436    $ 966
                                                              ======    =====

     Management of the Company believes that it is more likely than not that the gross deferred tax assets will be realized or settled due to the Company's ability to generate taxable income exclusive of reversing timing differences. Accordingly, no valuation allowance was established at December 31, 1995 and 1996.

     Included in payable to affiliates at December 31, 1995 and 1996 is $1.0 million and $2.0 million payable to PUSA under terms of the tax sharing agreement. Payments of $2.8 million, $1.8 million and $3.0 million, respectively, were made to PUSA for federal income taxes during 1994, 1995 and 1996, under the aforementioned agreement.

(10) COMMITMENTS AND CONTINGENCIES

     The Company leases office premises and equipment under noncancelable operating leases. Future minimum payments under these noncancelable operating leases for the fiscal years ending on December 31 are as follows:
1997 -- $244,000; 1998 -- $183,000; 1999 -- $101,000; 2000 -- $77,000; and
2001 -- $1,000.

     Rental expense for the year ended December 31, 1994, 1995 and 1996 aggregated $104,000, $268,000 and $340,000, respectively.

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position.

     The Company provides homebuyers with a two year limited warranty of workmanship and materials from the date of sale. The Company generally has recourse against its subcontractors for claims relating to workmanship and materials. The Company also provides a ten-year homeowner's warranty through a single national contract through a third party. This warranty generally covers major structural defects. Estimated warranty costs are recorded at the time of sale. As of December 31, 1995 and 1996, the liability for warranty costs was $560,000 and $569,000, respectively, and was included in other liabilities.

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

 (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 IS UNAUDITED)


(11) WESTBROOKE ACQUISITION



     Effective January 1, 1998, the Company acquired all of the outstanding stock of Westbrooke Communities, Inc. and its affiliated entities ("Westbrooke"), a single-family home builder in South Florida. The initial purchase price for Westbrooke was $18.7 million in the form of promissory notes. ($12.3 million notes payable bearing interest at 6.45% payable annually over five years and a $6.4 million note payable bearing interest at 9.0% due on or before one year from closing.) In addition to the promissory notes, the purchase agreement requires the Company to pay additional consideration of up to $7.5 million contingent upon Westbrooke achieving specified income targets over the next five years. In order for the income targets to be met, Westbrooke must achieve net income before income tax (as defined in the stock purchase agreement) on a cumulative basis of $3,400,000, $7,040,000, $10,920,000,
$15,040,000 and $19,400,000 for the fiscal years ending December 31, 1998, 1999,
2000, 2001 and 2002, respectively.



     The Company also agreed to pay compensation to the minority interest owners of Westbrooke equal to 6% of net income before income taxes, as defined in the purchase agreement, contingent upon Westbrooke achieving the cumulative target income levels discussed above. Such payments will be recorded as compensation expense in the period in which they are earned.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Shareholder
Westbrooke Communities, Inc. and Affiliates

     We have audited the accompanying combined balance sheets of Westbrooke Communities, Inc. and Affiliates (the Companies) as of December 31, 1995 and 1996, and the related combined statements of income, changes in capital and cash flows for the years then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Westbrooke Communities, Inc. and Affiliates at December 31, 1995 and 1996, and the combined results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Miami, Florida
December 2, 1997

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                 DECEMBER 31
                                                              -----------------   SEPTEMBER 30
                                                               1995      1996         1997
                                                              -------   -------   ------------
                                                                                  (UNAUDITED)
Cash........................................................  $ 1,203   $ 2,105     $ 1,486
Restricted cash.............................................    2,130     2,823       1,979
Receivables.................................................    1,516     1,877       1,023
Real estate inventory.......................................   48,199    43,553      54,108
Property, furniture and equipment, net of accumulated
  depreciation of $274, $399 and $479 at December 31, 1995
  and 1996 and September 30, 1997, respectively.............      259       204         931
Other assets................................................    2,774     2,005       2,530
                                                              -------   -------     -------
                                                              $56,081   $52,567     $62,057
                                                              =======   =======     =======

                                   LIABILITIES AND CAPITAL

Liabilities:
  Accounts payable..........................................  $ 3,287   $ 2,291     $ 2,999
  Customer deposits.........................................    4,110     2,862       4,561
  Accrued expenses and other liabilities....................      634     2,458       1,858
  Mortgage note payable.....................................       --        --         367
  Notes payable.............................................   26,755    21,063      30,834
  Subordinated notes payable................................    7,500     7,500       7,500
                                                              -------   -------     -------
                                                               42,286    36,174      48,119
Minority interest...........................................    3,008     3,627       2,712
Commitments and contingencies
Capital:
  Common stock..............................................       45        45          45
  Additional paid-in-capital................................    9,955     9,955       9,955
  Partners' capital/retained earnings.......................      787     2,766       1,226
                                                              -------   -------     -------
                                                              $56,081   $52,567     $62,057
                                                              =======   =======     =======

                            See accompanying notes.

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

                         COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                                NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31        SEPTEMBER 30
                                                     -----------------------    ------------------
                                                       1995          1996        1996       1997
                                                     ---------    ----------    -------    -------
                                                                                   (UNAUDITED)
Revenues...........................................    $55,241      $124,301    $72,374    $64,843
Cost of sales......................................     47,793       108,950     62,718     57,114
                                                       -------      --------    -------    -------
  Gross profit.....................................      7,448        15,351      9,656      7,729
Selling, general and administrative expenses.......      4,019         7,999      5,529      5,686
Depreciation and amortization......................        436           586        435        518
                                                       -------      --------    -------    -------
  Operating income.................................      2,993         6,766      3,692      1,525
Other income:
  Interest income..................................        174           144         94        114
  Other............................................        261           529        188        317
                                                       -------      --------    -------    -------
Total other income.................................        435           673        282        431
                                                       -------      --------    -------    -------
Net income before minority interest................      3,428         7,439      3,974      1,956
Minority interest..................................        694         1,384        688        197
                                                       -------      --------    -------    -------
Net income.........................................    $ 2,734      $  6,055    $ 3,286    $ 1,759
                                                       =======      ========    =======    =======

                            See accompanying notes.

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

                   COMBINED STATEMENTS OF CHANGES IN CAPITAL
                                 (IN THOUSANDS)

                                                                  ADDITIONAL
                                                         COMMON    PAID-IN-    RETAINED
                                                         STOCK     CAPITAL     EARNINGS    TOTAL
                                                         ------   ----------   --------   -------
Balance at January 1, 1995.............................   $45       $9,955     $    --    $10,000
  Distributions........................................    --           --      (1,947)    (1,947)
  Net income...........................................    --           --       2,734      2,734
                                                          ---       ------     -------    -------
Balance at December 31, 1995...........................    45        9,955         787     10,787
  Distributions........................................    --           --      (4,076)    (4,076)
  Net income...........................................    --           --       6,055      6,055
                                                          ---       ------     -------    -------
Balance at December 31, 1996...........................    45        9,955       2,766     12,766
  Distributions (unaudited)............................    --           --      (3,299)    (3,299)
  Net income (unaudited)...............................    --           --       1,759      1,759
                                                          ---       ------     -------    -------
Balance at September 30, 1997 (unaudited)..............   $45       $9,955     $ 1,226    $11,226
                                                          ===       ======     =======    =======

                             See accompanying notes

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                         YEAR ENDED           NINE MONTHS ENDED
                                                         DECEMBER 31            SEPTEMBER 30
                                                     -------------------     -------------------
                                                       1995       1996         1996       1997
                                                     --------   --------     --------   --------
                                                                                 (UNAUDITED)
OPERATING ACTIVITIES
Net income.........................................  $  2,734   $  6,055     $  3,286   $  1,759
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
  Depreciation and amortization....................       436        586          435        518
  Minority interest................................       694      1,384          688        197
  Changes in operating assets and liabilities:
     Restricted cash...............................      (294)      (693)      (2,201)       844
     Receivables...................................      (868)      (361)         155        854
     Real estate inventory.........................   (25,373)     4,646      (15,447)   (10,555)
     Other assets..................................    (1,941)       308         (302)      (942)
     Accounts payable..............................       854       (996)         780        708
     Customer deposits.............................     1,746     (1,248)       1,473      1,699
     Accrued expenses and other liabilities........        28      1,824          129       (600)
                                                     --------   --------     --------   --------
Net cash (used in) provided by operating
  activities.......................................   (21,984)    11,505      (11,004)    (5,518)
FINANCING ACTIVITIES
Proceeds from mortgage note payable................        --         --           --        375
Proceeds from notes payable........................    55,991     86,613       69,620     54,517
Payments on mortgage note payable..................        --         --           --         (8)
Payments on notes payable..........................   (38,485)   (92,305)     (57,838)   (44,746)
Payments on notes payable to Westbrooke
  shareholders.....................................    (3,624)        --           --         --
Proceeds from issuance of subordinated notes
  payable..........................................     7,500         --           --         --
                                                     --------   --------     --------   --------
Net cash provided by (used in) financing
  activities.......................................    21,382     (5,692)      11,782     10,138
INVESTING ACTIVITIES
Additions to furniture and equipment, net..........      (185)       (70)         (24)      (828)
Minority interest contributions -- cash............     2,500         --           --         --
Distribution to minority interest..................      (186)      (765)        (565)    (1,112)
Distribution to partners...........................    (1,947)    (4,076)        (796)    (3,299)
                                                     --------   --------     --------   --------
Net cash provided by (used in) investing
  activities.......................................       182     (4,911)      (1,385)    (5,239)
                                                     --------   --------     --------   --------
(Decrease) increase in cash........................      (420)       902         (607)      (619)
Cash at beginning of period........................     1,623      1,203        1,203      2,105
                                                     --------   --------     --------   --------
Cash at end of period..............................  $  1,203   $  2,105     $    596   $  1,486
                                                     ========   ========     ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest...........  $  3,590   $  4,624     $  3,431   $  3,250
                                                     ========   ========     ========   ========

                             See accompanying notes

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS
                                   UNAUDITED)

1. ORGANIZATION AND BUSINESS

PRINCIPLES OF COMBINATION

     The accompanying combined financial statements include the accounts of Westbrooke Communities, Inc., and its affiliated entities, Westbrooke at West Lake, Inc., Westbrooke at Spring Valley, Inc., Westbrooke at Rock Creek, Inc., Westbrooke at Pembroke Pines, Inc., Westbrooke at Winston Trails, Inc., Westbrooke at Winston Park, Inc., and Westbrooke at Oakridge, Inc. (referred to collectively as Westbrooke). These entities are under common control and have a 75% controlling interest in The Westbrooke Partnership (the Partnership), which has been consolidated in the combined financial statements. During 1995, Westbrooke at Rock Creek, Inc., Westbrooke at Spring Valley, Inc. and Westbrooke at Winston Park, Inc. ceased operations. All significant intercompany transactions have been eliminated in the combination.

THE WESTBROOKE PARTNERSHIP

     The Partnership, a Florida general partnership, was formed on January 1, 1995 pursuant to an Agreement of Partnership (the Agreement) among the Westbrooke entities and Athena Westbrooke Investors, L.P. (Athena). Athena's partnership interest is shown on the accompanying combined financial statements as minority interest.

     The Partnership continued the business of Westbrooke which was engaged principally in the development, construction, marketing and sale of residential single family homes in southeast Florida. In addition, the Partnership has, from time to time, managed the development and sale of large tracts of undeveloped land for the benefit of third parties.

CAPITAL CONTRIBUTIONS AND PROFIT ALLOCATIONS

     The initial capital contributions to the Partnership consisted of a contribution by Westbrooke of $10 million and a contribution by Athena of $2.5 million in cash. The Westbrooke contribution included the contribution of all of its assets, including unrestricted cash of $1,623,000 and net assets of $8,377,000 consisting of restricted cash of $1,836,000, receivables of $648,000, inventory of $22,826,000, furniture and equipment of $179,000, and prepaid expenses and other assets of $1,164,000, net of the assumption by the Partnership of all of Westbrooke's liabilities, including accounts payable of $2,433,000, accrued expenses and other liabilities of $540,000, customer deposits of $2,364,000, notes payable to banks and others of $9,315,000 and notes payable to Westbrooke shareholders of $3,624,000. The non-cash contribution made by Westbrooke was recorded at historical cost. Concurrent with the initial contributions to the Partnership, the Partnership completed a private placement of $7.5 million of subordinated notes payable which is described in Note 8.

     The Agreement provides for a priority return on the partners' initial capital contributions of 12% and interest on each partners' capital account at a rate of prime plus 1%, both of which are payable quarterly. The Agreement further provides that Athena will receive a distribution of $2.4 million in January 1998.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND RESTRICTED CASH

     Restricted cash consists of deposits received from buyers of single-family homes which are held in escrow. The concentration of credit risk associated with cash and restricted cash is considered low due to the credit quality of the financial institutions in which deposits are maintained.

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

REAL ESTATE INVENTORY

     Real estate inventory is stated at the lower of cost or net realizable value and consists of residential homes under construction and completed and land held for development. Interest and real estate taxes are capitalized during the construction period. Interest incurred and capitalized during the years ended December 31, 1995 and 1996 was $3,870,000 and $4,799,000, respectively. For the nine months ended September 30, 1996 and 1997, $3,492,000 and $3,201,000, respectively, of interest was incurred and $3,492,000 and $3,193,000, respectively, was capitalized.

     The costs of development and construction not specifically identified to a particular house are allocated to individual houses based on their relative fair value within each development.

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Westbrooke adopted Statement 121 in the first quarter of 1996 and the effect of the adoption was not material to its financial statements.

PROPERTY, FURNITURE AND EQUIPMENT

     Property, furniture and equipment is carried at cost. Depreciation on furniture and equipment is provided on the straight-line method over the estimated useful lives of the assets, which is generally three years. Property consists of a condominium which is being depreciated on the straight-line basis over the estimated useful life of thirty years.

OTHER ASSETS

     Included in other assets are $957,000, $801,000 and $497,000 of unamortized deferred financing fees at December 31, 1995 and 1996 and September 30, 1997, respectively. Amortization of deferred financing fees is provided on the straight-line method over the life of the respective loan. At December 31, 1995 and 1996 and September 30, 1997, accumulated amortization of deferred financing fees totaled $331,000, $792,000 and $1,209,000, respectively.

INCOME TAXES

     Each Westbrooke entity, other than The Westbrooke Partnership, has individually elected to be treated as an S Corporation for federal and state income tax purposes. As such, Westbrooke's taxable income or loss is included in the individual income tax return of the shareholder. Accordingly, Westbrooke is not subject to federal or state income taxes.

     Since the income of the Partnership will also be included in the taxable income reportable on the income tax returns of its partners, Westbrooke and Athena, no provision for income taxes has been provided on such income.

PROFIT RECOGNITION

     Revenues from sales of homes are recognized when closings have occurred and ownership of the home has transferred to the customer. Customers' deposits received prior to closing are recorded as liabilities, and if required, are held in escrow until closing.

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

ADVERTISING COSTS

     Westbrooke expenses advertising costs as incurred. Advertising expense was $1,487,000, $1,944,000, $1,593,000 and $1,219,000 for the years ended December
31, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, respectively.

INTERIM FINANCIAL DATA

     The unaudited interim financial statements at September 30, 1997 and for the nine months ended September 30, 1996 and 1997 do not include all disclosures provided in the annual financial statements. These interim statements should be read in conjunction with the accompanying annual audited financial statements and the footnotes thereto. Results for the 1997 interim period are not necessarily indicative of the results to be expected for the year ending December 31, 1997. However, the accompanying interim financial statements reflect all adjustments which are in the opinion of management of a normal and recurring nature necessary for a fair presentation of the financial position and results of operation of Westbrooke. Unless otherwise stated, all information subsequent to December 31, 1996 is unaudited.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. RECEIVABLES

     The West Lake Community Development District (the West Lake District) has authorized the issuance of bonds to finance the acquisition, construction and installation of the West Lake District's water, sewer, drainage and offsite roadway improvements. Under the Purchase and Sale and Option Agreement for lots purchased in this district, Westbrooke is entitled to 44% of the net proceeds of these bonds which was estimated to be $1,336,000. In 1996, the decision was made to sell the bonds in a public issuance. The bonds were subsequently issued on January 30, 1997 and approximately $930,000 of the proceeds due to Westbrooke were received on January 31, 1997. The balance of the proceeds is expected to be received over a two year period. Accordingly, at December 31, 1995 and 1996 and September 30, 1997, receivables in the amount of $657,000, $922,000, and $116,000, respectively, have been recorded to reflect the estimated bond proceeds on units sold through the respective period.

     The Oakridge Community Development District (the Oakridge District) has authorized the issuance of bonds to finance the acquisition, construction and installation of the Oakridge District's drainage and certain roadway improvements. Under the Purchase and Sale and Option Agreement for lots purchased in this district, Westbrooke is entitled to 50% of the net proceeds of these bonds which is estimated to be $795,000. Accordingly, at December 31, 1996 and September 30, 1997, a receivable in the amount of $182,000 and $415,000, respectively, has been recorded to reflect the estimated bond proceeds on units sold through the respective period.

     On December 31, 1995, Westbrooke terminated its interest in the Winston Park Joint Venture (the Venture) which was formed to construct, market and sell single-family residences in Coconut Creek, Florida. Included in receivables at December 31, 1995 and 1996 and September 30, 1997, is a promissory note with a balance of $647,000, $246,000 and $150,000, respectively, including interest of $0 and $33,000 and $42,000, respectively, from the former joint venture partner representing Westbrooke's investment in the Venture at the time of termination.

     The note from the joint venture partner requires minimum payments of $76,000 in 1997 and $170,000 in 1998 and provides for interest at the prime rate which is payable monthly. The note is collateralized by a security interest in certain lots and provides for periodic payments as these lots are sold to end buyers. Pursuant to a

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES termination agreement, Westbrooke's guarantee of $734,000 of construction loans of the Venture will continue until such loans are repaid. The balance of these construction loans at December 31, 1996 and September 30, 1997 was $332,000.

4. REAL ESTATE INVENTORY

     Real estate inventory consists of the following (in thousands):

                                                        DECEMBER 31
                                                     ------------------    SEPTEMBER 30
                                                      1995       1996          1997
                                                     -------    -------    ------------
                                                                             (UNAUDITED)
Construction in-progress.........................    $27,212    $23,487      $37,146
Completed homes..................................      1,853      1,828        1,545
Models and model furnishings.....................      5,367      7,462        7,640
Land held for development........................     13,767     10,776        7,777
                                                     -------    -------      -------
                                                     $48,199    $43,553      $54,108
                                                     =======    =======      =======

5. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses approximate fair value because of their short duration to maturity. The carrying amounts of the notes payable and subordinated notes payable approximate fair value because the interest rate is tied to a quoted variable index.

6. MORTGAGE NOTE PAYABLE

     The mortgage note payable is payable in monthly installments of principal and interest of $3,530 with the unpaid balance of approximately $297,000 due in February 2002. The mortgage note has an interest rate of 7.75% and is collateralized by a condominium with a carrying value of $568,000 at September 30, 1997.

7. NOTES PAYABLE

     Notes payable consist of the following (in thousands):

                                                        DECEMBER 31
                                                     ------------------    SEPTEMBER 30
                                                      1995       1996          1997
                                                     -------    -------    ------------
                                                                           (UNAUDITED)
Construction loans with banks, payable $17,212 in
  1998, $2,415 in 1999 and $6,410 in 2000, with
  interest at prime (8.5%, 8.25% and 8.5% at
  December 31, 1995 and 1996 and September 30,
  1997, respectively) to prime plus 1.5%.........    $16,084    $16,600      $26,037
Development loan with bank, payable in 1998, with
  interest at prime plus 1.5%....................      5,517      2,495        4,797
Land acquisition loan, payable in 1998, with
  interest at prime plus 1.5%....................      5,154      1,968           --
                                                     -------    -------      -------
                                                     $26,755    $21,063      $30,834
                                                     =======    =======      =======

Notes payable are collateralized by substantially all real estate inventory. The construction and development loans require the payment of release prices as collateralized units are closed. The land acquisition loan requires payment of release prices when construction on collateralized units is started. At December 31, 1995 and 1996 and September 30, 1997, release prices ranged from $16,000 to $164,000, $16,000 to $160,000 and from $15,000

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES to $188,000, respectively. Notes payable are guaranteed by the sole shareholder of Westbrooke. At December 31, 1995 and 1996 and September 30, 1997, Westbrooke had construction loan facilities totaling $32,873,000, $42,000,000 and $45,194,000, respectively. Eligible borrowings under these facilities totaled $22,165,000, $21,249,000 and $31,832,000, at December 31, 1995 and 1996 and
September 30, 1997, respectively, of which $6,081,000, $4,649,000 and $5,795,000 were available in addition to the amount outstanding.

8. SUBORDINATED NOTES PAYABLE

     On January 11, 1995, Westbrooke issued $7,500,000 of unsecured notes payable (the Notes) which are subordinated in right of payment to all liabilities and indebtedness of Westbrooke. The Notes mature on January 1, 2000, and require minimum principal payments of $1,875,000 in 1998, $1,875,000 in 1999 and $3,750,000 in 2000.

     The Notes bear interest at a base rate of 12% (Basic Interest), payable monthly, and provide for additional interest of 7.5% (Additional Interest), the payment of which may be deferred until such time as principal payments of the Notes are due. Westbrooke, however, is required to pay all accrued Additional Interest prior to distributing profits to the partners in excess of priority returns. For the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, the Partnership accrued $875,000 , $900,000, $675,000 and $675,000 of Basic Interest, and $547,000, $563,000, $422,000 and
$422,000 of Additional Interest, respectively. For the years ended December 31, 1995 and 1996, and for the nine months ended September 30, 1996 and 1997, $800,000, $900,000, $675,000 and $675,000 of Basic Interest, respectively, and
$347,000, $497,000, $422,000 and $575,000 of Additional Interest, respectively, were paid.

9. COMMITMENTS AND CONTINGENCIES

     Westbrooke purchases certain developed lots under option agreements and contracts which provide for the payment of additional amounts, in excess of the base lot price, in the event the net income of the respective project exceeds certain agreed upon levels. For the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, additional amounts in excess of the base lot prices due under these agreements were $-0-, $1,737,000, $143,000 and $1,947,000, respectively. Prepaid expenses, at December 31, 1995 and 1996 and at September 30, 1997, include $653,000, $309,000, and $222,000, respectively, which had been prepaid under one of these agreements. Accrued expenses and other liabilities at December 31, 1995 and 1996 and at September 30, 1997 include $-0-, $1,215,000, and $902,000, respectively, for amounts due under one of these agreements.

     Westbrooke has a $1,500,000 unsecured letter of credit facility which is used to issue letters of credit which guarantee Westbrooke's performance of certain development and construction obligations. At December 31, 1996 and September 30, 1997, letters of credit aggregating $1,484,000 and $1,402,000, respectively, were outstanding under this facility.

     Westbrooke is involved from time to time in litigation arising in the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on Westbrooke's financial position or results of operations.

10. EMPLOYEE BENEFIT PLAN

     Westbrooke sponsors a 401(k) Profit Sharing Plan (the Plan). Under the terms of the Plan, Westbrooke matches 25% of employee's voluntary contributions up to a maximum of 6% of each participant's earnings. Additional employee contributions in the form of profit sharing are made at the discretion of Westbrooke. Westbrooke's matching contributions to the Plan were $12,000, $37,000, $28,000 and $24,000 for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, respectively.

                  WESTBROOKE COMMUNITIES, INC. AND AFFILIATES

11. COMBINED COMMON STOCK

     Combined common stock consists of the following:

                                                           DECEMBER 31      SEPTEMBER 30
                                                        -----------------   ------------
                                                         1995      1996         1997
                                                        -------   -------   ------------
                                                                            (UNAUDITED)
Westbrooke Communities, Inc., $1 par value, 1,000
  shares authorized, 100 shares issued and
  outstanding.........................................  $   100   $   100     $   100
Westbrooke at West Lake, Inc., $1 par value, 7,500
  shares authorized, issued and outstanding...........    7,500     7,500       7,500
Westbrooke at Spring Valley, Inc., $1 par value, 7,500
  shares authorized, issued and outstanding...........    7,500     7,500       7,500
Westbrooke at Pembroke Pines, Inc., $1 par value,
  7,500 shares authorized, issued and outstanding.....    7,500     7,500       7,500
Westbrooke at Winston Trails, Inc., $1 par value,
  7,500 shares authorized, issued and outstanding.....    7,500     7,500       7,500
Westbrooke at Winston Park, Inc., $1 par value, 7,500
  shares authorized, issued and outstanding...........    7,500     7,500       7,500
Westbrooke at Oakridge, Inc., $.01 par value, 10,000
  shares authorized, issued and outstanding...........      100       100         100
Westbrooke at Rock Creek, Inc., $1 par value, 7,500
  shares authorized, issued and outstanding...........    7,500     7,500       7,500
                                                        -------   -------     -------
                                                        $45,200   $45,200     $45,200
                                                        =======   =======     =======

12. SUBSEQUENT EVENTS

     On May 25, 1997, Westbrooke entered into two agreements to purchase approximately 605 fully developed lots from an unrelated party. For the years ended December 31, 1998, 1999, 2000 and 2001, lot purchases are anticipated to be $6,731,000, $4,414,000, $7,960,000 and $1,957,000, respectively.

     In December 1997, the sole shareholder of the Westbrooke entities entered into a letter of intent to sell the Westbrooke entities and the Partnership to Newmark Homes Corp. As a condition precedent to the closing of this transaction, Westbrooke intends to purchase Athena's interest in the Partnership.

                      [PHOTOS OF FINISHED HOME (EXTERIOR),
                          FINISHED HOME (INTERIOR) AND
                            HOME UNDER CONSTRUCTION]

============================================================

     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY. THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                               PAGE
                                               ----
Prospectus Summary...........................    3
Risk Factors.................................    7
The Company..................................   12
Acquisition of Westbrooke....................   12
Use of Proceeds..............................   13
Dividend Policy..............................   13
Dilution.....................................   14
Capitalization...............................   15
Selected Financial and Operating Data........   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.................................   17
Business.....................................   24
Management...................................   35
Certain Transactions.........................   38
Security Ownership...........................   40
Description of Capital Stock.................   40
Shares Eligible for Future Sale..............   42
Underwriting.................................   43
Legal Matters................................   44
Experts......................................   44
Available Information........................   45
Index to Financial Statements................  F-1


                             ---------------------

  UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

============================================================
============================================================

                                2,000,000 SHARES

                              NEWMARK HOMES CORP.

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------


                           DAIN RAUSCHER INCORPORATED


                        LAIDLAW GLOBAL SECURITIES, INC.

                                           , 1998

============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The registrant will pay the following estimated expenses in connection with the issuance and distribution of Common Stock pursuant to this registration statement, in addition to underwriting discounts:


SEC Filing Fee..............................................  $  7,667
NASD Filing Fee.............................................     3,030
Nasdaq National Market Application Fee......................    17,500
Accounting Fees and Expenses................................     *
Legal Fees and Expenses.....................................     *
Printing and Engraving......................................     *
Transfer Agent and Registrar Fees and Expenses..............     *
Blue Sky Fees and Expenses (including fees of counsel)......     *
Underwriter's Nonaccountable Expense Allowance..............     *
Miscellaneous...............................................     *
                                                              --------
  Total.....................................................  $600,000
                                                              ========


---------------

* To be furnished by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Nevada Private Corporations Law ("NPCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that such person was an officer of director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to (x) any action or suit by or in the right of the corporation against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred, in connection with the defense or settlement believed to be in, or not opposed to, the best interests of the corporation, except that indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation and (y) any other action or suit or proceeding against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred, if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, reasonable cause to believe his or her conduct was unlawful. To the extent that a director, officer, employee or agent has been "successful on the merits or otherwise" the corporation must indemnify such person. The articles of incorporation or bylaws may provide that the expenses of officers and directors incurred in defending any such action must be paid as incurred and in advance of the final disposition of such action. The NPCL also permits the Registrant to purchase and maintain insurance on behalf of the Registrant's directors and officers against any liability arising out of their status as such, whether or not Registrant would have the power to indemnify him against such liability. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act.

     The Registrant's Restated Articles and Bylaws, as amended to date, provide that the Registrant shall, to the fullest extent not prohibited by applicable law, indemnify any director or officer of the Registrant in connection with certain actions, suits or proceedings, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred. The Registrant is also required to pay any expenses incurred by a director or officer in defending such an action, in advance of the final disposition of such action. The Registrant's Articles and Bylaws further provide that, by resolution of the Board of Directors, such benefits may be extended to employees, agents or other representatives of the Registrant.

     The Registrant has authority under the NPCL to indemnify its officers, directors, employees and agents to the extent provided in such statute. Article VIII of the Registrant's Bylaws, referenced as Exhibit 3.2 hereto, provide for indemnification of the Registrant's officers, directors, employees and agents.

     The NPCL provides that a corporation's articles of incorporation may contain a provision which eliminates or limits the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, provided that such a provision must not eliminate or limit the liability of a director or officer for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of illegal distributions. The Company's Articles include a provision eliminating the personal liability of directors for breach of fiduciary duty except that such provision will not eliminate or limit any liability which may not be so eliminated or limited under applicable law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The information set forth on the "Index to Exhibits" of this Registration Statement is incorporated herein by reference.

FINANCIAL STATEMENT SCHEDULES:

     Schedule I -- Condensed Financial Information of Registrant; Parent Company
                   Only Balance Sheets; Parent Company Only Statements of Operations; Parent Company Only Statements of Cash Flows.

     Schedule II -- Valuation and Qualifying Accounts.

     Schedule III -- Properties and Accumulated Depreciation.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Common Stock being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (3) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h)
     under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

          (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 28, 1998.


                                            NEWMARK HOMES CORP.


                                            By:       /s/ TERRY C. WHITE

                                              ----------------------------------

                                                        Terry C. White


                                                   Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated:



                      SIGNATURE                                       TITLE                        DATE
                      ---------                                       -----                        ----

               /s/ LONNIE M. FEDRICK*                   President and Chief Executive        January 28, 1998
-----------------------------------------------------     Officer
                  Lonnie M. Fedrick

                 /s/ TERRY C. WHITE                     Chief Financial Officer and          January 28, 1998
-----------------------------------------------------     Treasurer
                   Terry C. White

                /s/ LARRY D. HORNER*                    Director                             January 28, 1998
-----------------------------------------------------
                   Larry D. Horner

                /s/ BILL C. BRADLEY*                    Director                             January 28, 1998
-----------------------------------------------------
                   Bill C. Bradley

               /s/ MICHAEL K. MCCRAW*                   Director                             January 28, 1998
-----------------------------------------------------
                  Michael K. McCraw

                 /s/ TERRY C. WHITE
-----------------------------------------------------
                  *Attorney-in-fact

                                   SCHEDULE I
                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                       PARENT COMPANY ONLY BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1996
                                 (IN THOUSANDS)

                                     ASSETS

                                                                 1995       1996
                                                                -------    -------

Cash and short-term investments.............................    $     1    $     1
Investments in and equity in net assets of subsidiaries.....     45,812     43,928
Other assets................................................        877      1,347
                                                                -------    -------
          Total assets......................................    $46,690    $45,276
                                                                =======    =======

                                   LIABILITIES
Other liabilities...........................................    $   877    $ 1,347
                                                                -------    -------
          Total liabilities.................................        877      1,347
                                                                -------    -------
STOCKHOLDERS' EQUITY
Common stock................................................         92         92
Additional paid in capital..................................     43,439     42,415
Retained earnings...........................................      2,282      1,422
                                                                -------    -------
          Total Stockholders' Equity........................     45,813     43,929
                                                                -------    -------
          Total Liabilities and Stockholders' Equity........    $46,690    $45,276
                                                                =======    =======

                                                                      SCHEDULE 1

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                  PARENT COMPANY ONLY STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1994,1995, AND 1996
                                 (IN THOUSANDS)

                                                              1994     1995      1996
                                                              ----    ------    ------
Equity in earnings of subsidiaries..........................   $--    $3,769    $6,332
                                                               ---    ------    ------
Net income..................................................   $--    $3,769    $6,332
                                                               ===    ======    ======

                                                                      SCHEDULE 1

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                  PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, 1996
                                 (IN THOUSANDS)

                                                                1994     1995       1996
                                                                ----    -------    -------
Cash flows from operating activities:
Net income..................................................     $--    $ 3,769    $ 6,332
Adjustments to reconcile net income to cash from operating
  activities:
Change in other assets......................................      --       (877)      (470)
Change in other liabilities.................................      --        877        470
  Equity in undistributed earnings of subsidiaries..........      --     (3,769)    (6,332)
                                                                 ---    -------    -------
Net cash used by operating activities.......................      --         --         --
                                                                 ---    -------    -------
Cash flows from investing activities:
  Dividends from subsidiaries...............................      --      7,280      9,463
  Capital contributions to subsidiaries.....................      --       (461)    (1,247)
                                                                 ---    -------    -------
                                                                  --      6,819      8,216
Cash flows from financing activities:
  Capital contributions from parent.........................      --        461      1,247
  Dividends paid to parent..................................      --     (7,280)    (9,463)
  Initial capital contribution..............................       1         --         --
                                                                 ---    -------    -------
                                                                   1      6,819     (8,216)
Net change in cash and short-term investments...............       1         --         --
Cash at the beginning of the year...........................      --          1          1
                                                                 ---    -------    -------
Cash at the end of the year.................................     $ 1    $     1    $     1
                                                                 ===    =======    =======

                                                                     SCHEDULE II

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
                                 (IN THOUSANDS)

                                                          ADDITIONS
                                                  -------------------------
                                                   CHARGED        CHARGED
                                   BALANCE AT      TO COSTS      TO OTHER                       BALANCE AT
                                  BEGINNING OF       AND        ACCOUNTS --    DEDUCTIONS --      END OF
          DESCRIPTION                PERIOD        EXPENSES      DESCRIBE        DESCRIBE         PERIOD
          -----------             ------------    ----------    -----------    -------------    ----------
Warranty Reserve:
  December 31, 1994.............      $356          $  850         $   --         $  (830)         $376
  December 31, 1995.............       376             922             --            (738)          560
  December 31, 1996.............       560           1,130             --          (1,121)          569

                                                                    SCHEDULE III

                      NEWMARK HOMES CORP. AND SUBSIDIARIES

                    PROPERTIES AND ACCUMULATED DEPRECIATION
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
                                 (IN THOUSANDS)

                                                                                   COSTS CAPITALIZED
                                                                                     SUBSEQUENT TO
                                                           INITIAL COSTS              ACQUISITION
                                                      -----------------------   -----------------------
                                                                  BUILDINGS
                                                                     AND                       CARRYING
             DESCRIPTION               ENCUMBRANCES     LAND     IMPROVEMENTS   IMPROVEMENTS    COSTS
             -----------               ------------   --------   ------------   ------------   --------
PROPERTIES:
Landmark Retail Tract
  Dallas, TX.........................          --     $    325           --             --          --
                                         --------     --------     --------       --------     --------
                                         ========     ========     ========       ========     ========


                                                    TOTAL COSTS
                                       -------------------------------------
                                                   BUILDINGS                   ACCUMULATED     DATE OF
                                                      AND                      DEPRECIATION   ACQUIS.(A)
             DESCRIPTION                 LAND     IMPROVEMENTS   TOTAL(1)(2)       (2)        CONSTR.(C)
             -----------               --------   ------------   -----------   ------------   ----------
PROPERTIES:
Landmark Retail Tract
  Dallas, TX.........................  $    325           --      $    325       $     --          1994(A)
                                       --------     --------      --------       --------      --------
                                                                                 $     --
                                       ========     ========      ========       ========      ========

NOTES:

(1) The following table reconciles the historical cost of the Company's properties from January 1, 1994 to December 31, 1996:

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                             ---------------------------------------
                                                                1994          1995          1996
                                                             -----------   -----------   -----------
Balance, beginning of period...............................  $     9,826   $     9,498   $     5,631
  Additions during period (acquisition, improvements,
    etc.)..................................................          424           425         1,378
  Deductions during period (cost of real estate sold,
    etc.)..................................................         (752)       (4,292)       (6,684)
                                                             -----------   -----------   -----------
Balance, close of period...................................  $     9,498   $     5,631   $       325
                                                             ===========   ===========   ===========

                               INDEX TO EXHIBITS


                                                                                        SEQUENTIALLY
        EXHIBIT                                                                           NUMBERED
         NUMBER                                       EXHIBIT                               PAGE
        -------                                       -------                           ------------
          1.1               -- Form of Underwriting Agreement
          3.1*              -- Form of Amended and Restated Articles of Incorporation
                               to be effective prior to the offering
          3.2*              -- Bylaws
          4.1+              -- Specimen of Registrant's Stock Certificate
          5.1               -- Legal Opinion by Wolin, Ridley & Miller LLP regarding
                               the legality of securities being issued.
         10.1(a)*           -- Construction Loan Agreement dated August 6, 1997 for
                               $3,675,000 between Pacific United, L.P., as Borrower,
                               NHC Holdings, Corp., as Guarantor, and Bank of America
                               Texas, N.A., as Lender
         10.1(b)*           -- $3,675,000 Promissory Note Secured by Deed of Trust
                               dated August 6, 1997 payable to Bank of America, N.A.,
                               as Lender, by Pacific United, L.P.
         10.1(c)*           -- Deed of Trust, Security Agreement, Financing Statement,
                               and Assignment of Rental between Pacific United, L.P.,
                               Grantor to David S. Owens, Trustee, and Bank of America
                               Texas N.A., Beneficiary dated August 4, 1997
         10.1(d)*           -- Indemnity Agreement dated August 6, 1997 between Pacific
                               United, L.P., in favor of Bank of America Texas, N.A.
         10.1(e)*           -- Payment Guaranty dated August 6, 1997, by NHC Holdings
                               Corp., as Guarantor, in favor of Bank of America Texas,
                               N.A., as Lender
         10.2*              -- $10,000,000 Promissory Note dated April 23, 1997,
                               between BankTexas, as Lender, and Newmark Home
                               Corporation, as Borrower
         10.3(a)*           -- Master Revolving Line of Credit Loan Agreement dated
                               October 1, 1996 between Newmark Homes, L.P. and Compass
                               Bank
         10.3(b)*           -- First Amendment and Modification to Loan Agreement
                               between Newmark Homes, L.P. and Compass Bank dated March
                               1, 1997
         10.3(c)*           -- Second Amendment and Modification to Loan Agreement
                               between Newmark Homes, L.P. and Compass Bank dated June
                               1, 1997.
         10.3(d)*           -- Compass Bank Revolving Line of Credit Promissory Note
                               dated June 1, 1997
         10.4(a)*           -- $15,000,000 Loan Agreement between Newmark Homes and
                               Bank of America Texas, N.A.
         10.4(b)*           -- Promissory Note dated November 29, 1996 between Newmark
                               Homes and Bank of America Texas, N.A. for $15,000,000
         10.4(c)*           -- Deed of Trust, Security Agreement and Assignment of
                               Rents and Leases dated November 29, 1996, by Newmark
                               Homes, L.P., as Grantor, to Chris A. Peirson, Trustee,
                               for the benefit of Bank of America Texas, N.A.
         10.5(a)*           -- April 30, 1996 Amended & Restated Construction Loan
                               Agreement for $20,000,000 between Newmark Home
                               Corporation and Bank One, Texas, N.A. (the "Bank One
                               Loan Agreement")
         10.5(b)*           -- Modification Agreement to Amended & Restated
                               Construction Loan Agreement between Newmark Home
                               Corporation and Bank One, Texas dated April 30, 1996
         10.5(c)*           -- Fourth Amendment to Bank One Loan Agreement
         10.5(d)*           -- Third Amendment to Bank One Loan Agreement
         10.5(e)*           -- Second Amendment to Bank One Loan Agreement

                                                                                        SEQUENTIALLY
        EXHIBIT                                                                           NUMBERED
         NUMBER                                       EXHIBIT                               PAGE
        -------                                       -------                           ------------
         10.5(f)*           -- First Amendment to Bank One Loan Agreement
         10.6(a)            -- Form of Tax Allocation Agreement ("Tax Agreement")
                               between Pacific USA and various affiliates and
                               subsidiaries, of Pacific USA, including the Registrant,
                               dated April 28, 1992
         10.6(b)            -- Form of Amendment to Tax Agreement.
         10.7*              -- March 13, 1996 Lot Acquisition Loan Agreement between
                               The Adler Companies, Inc. and Bank United of Texas
         10.8(a)*           -- March 13, 1996 Construction Line of Credit Loan
                               Agreement between The Adler Companies, Inc. and Bank
                               United of Texas FSB
         10.8(b)*           -- Amendment to Construction Line of Credit Loan Agreement,
                               dated December 30, 1996
         10.8(c)*           -- Amendment to Construction Line of Credit Loan Agreement,
                               dated January 15, 1997
         10.8(d)*           -- Mortgage Modification and Spreading Agreement and Notice
                               of Future Advance, dated January 15, 1997
         10.8(e)*           -- January 15, 1997 Promissory Note between The Adler
                               Companies, Inc. and Bank United
         10.9*              -- April 23, 1997 Construction Loan Agreement between
                               BankTexas N.A. and Newmark Homes, L.P.
         10.10*             -- Lot Acquisition Loan Agreement between The Adler
                               Companies, Inc. and Bank United of Texas FSB dated
                               January 15, 1997
         10.11(a)*          -- Master Loan Agreement between Newmark Homes, L.P. and
                               Guaranty Federal Bank dated August 1997
         10.11(b)*          -- Revolving Promissory Note for $10,000,000 dated August
                               1997 between Guaranty Federal Bank and Newmark
         10.11(c)*          -- Master Form of Deed of Trust with Security Agreement and
                               Assignment of Rents and Leases between Guaranty Federal
                               Bank, FSB and Newmark Homes, L.P. re: $10,000,000 Loan
                               Agreement
         10.12(a)*          -- $15,000,000 Revolving Line of Credit Loan Agreement
                               between First American Bank and Newmark Homes, L.P.
                               dated December 17, 1996
         10.12(b)*          -- Master Revolving Line of Credit/Promissory Note dated
                               December 17, 1996 for $15,000,000 between Newmark Homes,
                               L.P. and First American Bank Texas and Deed of Trust
         10.12(c)*          -- February 4, 1997 Amendment to $15,000,000 Revolving Line
                               of Credit Loan Agreement dated December 17, 1996 between
                               First American Bank and Newmark Homes, L.P.
         10.12(d)*          -- April 30, 1997 Amendment to $15,000,000 Revolving Line
                               of Credit Loan Agreement dated December 17, 1996 between
                               First American Bank and Newmark Homes, L.P.
         10.12(e)*          -- Master Deed of Trust and Security Agreement for the
                               benefit of First American Bank Texas dated December 17,
                               1996
         10.13*             -- December 1995 Construction Loan Agreement for $5,000,000
                               revolving line of credit and $2,473,000 loan between The
                               Adler Companies, Inc. and Barnett Bank of South Florida,
                               N.A.
         10.14+             -- Executive Phantom Stock Plan
         10.15(a)*          -- January 10, 1997 Amended and Restated Construction Loan
                               Agreement for $20,000,000 between Newmark Homes, L.P.
                               and Mellon Bank
         10.15(b)*          -- Modification Agreement dated October 1, 1996 between
                               Newmark Homes Corp., NHC Homes, Inc., Newmark Homes,
                               L.P. and Mellon Bank

                                                                                                     SEQUENTIALLY
        EXHIBIT                                                                                        NUMBERED
         NUMBER                                            EXHIBIT                                       PAGE
------------------------  -------------------------------------------------------------------------  ------------


\


          10.15(c)*       -- Modification Agreement dated January 10, 1997 between Newmark Homes,
                             L.P. and Mellon Bank
          10.16(a)*       -- Loan Agreement between Bank United f/k/a United Savings Association of
                             Texas and Newmark Home Corp. dated June 28, 1990 with twelve amendments increasing loan amount to $30,000,000
          10.16(b)*       -- $30,000,000 Promissory Note between Newmark Home Corp. and Bank United of Texas dated July 1, 1997
          10.16(c)*       -- Supplemental Deed of Trust and Security Agreement between Newmark
                             Homes Corp., as Grantor and Henson as Trustee, for the benefit of Bank
                             United of Texas
          10.17*          -- Employment Agreement between Newmark Home Corp. and Terry White effective November 1, 1996
          10.18*          -- Employment Agreement between Newmark Home Corp. and Eric Rome effective November 1, 1996
          10.19*          -- Employment Agreement between Newmark Home Corp. and Steve Treece effective November 1, 1996
          10.20*          -- Employment Agreement between Newmark Home Corp. and Ray Hurlbut effective November 1, 1996
          10.21*          -- Employment Agreement between Newmark Home Corp. and Mike Beckett effective November 1, 1996
          10.22           -- Employment Agreement between Pacific United Development Corp. and
                             Coleman Bradley effective November 1, 1996
          10.23           -- Employment Agreement between Newmark Home Corp. and Steve J. Von Hofe effective November 1, 1996.
          10.24           -- Employment Agreement between Newmark Home Corp. and Brian K. Shields effective November 1, 1996.
          10.25           -- Employment Agreement between Newmark Home Corp. and Mike M. Moody effective November 1, 1996.
          10.26           -- Employment Agreement between Newmark Home Corp. and James Carr dated
                             January 1, 1998.
          10.27           -- Stock Purchase Agreement dated January 15, 1998 among James Carr,
                             Westbrooke Communities, Inc., Westbrooke at West Lake, Inc.,
                             Westbrooke at Winston Trails, Inc., Westbrooke at Pembroke Pines,
                             Inc., Westbrooke at Oak Ridge, Inc., Harold L. Eisenacher, Leonard R.
                             Chernys, Diana Ibarria, The Westbrooke Partnership, Pacific USA
                             Holdings Corp., Newmark Homes Corp., and Westbrooke Acquisition Corp.
          21.1*           -- List of Subsidiaries
          23.1            -- Consent of KPMG Peat Marwick LLP
          23.2            -- Consent of Ernst & Young LLP
          23.3            -- Consent of Wolin, Ridley & Miller LLP (included in Exhibit 5.1)
          24.1*           -- Power of Attorney (See page II-4)
          27.1*           -- Financial Data Schedule


---------------


* Filed Previously



+ To be filed by amendment.